



2008 Annual Report






Domino's Pizza
HEAT WAVE

Exceptional franchisees and team members on a mission to be **THE BEST PIZZA DELIVERY COMPANY IN THE WORLD!**


Domino's Pizza
Domino's
Open

Domino's delivers over a million pizzas a day worldwide.

2008 Financial Highlights

$ in millions, except per share data

Same Store Sales Growth[1]	
Domestic	(4.9)%
International	+6.2 %
Net Unit Growth	
Domestic Franchise[2]	(108)
Domestic Company-owned[2]	0
International	257
Total	149
Year End Store Counts	
Domestic Franchise	4,558
Domestic Company-owned	489
International	3,726
Total	8,773
Revenues	
Domestic Franchise	$153.9
Domestic Company-owned	357.7
Supply Chain	771.1
International	142.4
Total	$1,425.1
Global Retail Sales[3]	
Domestic	$3,054.6
International	2,451.0
Total	$5,505.6
Income from Operations	$195.0
Net Income	$54.0
Diluted Earnings Per Share[4] **(as adjusted)**	$0.75
Weighted Average Diluted Shares	58,339,535

[1] Performance vs. Fiscal 2007.
[2] Excludes transfers between the Company and franchisees.
[3] Global Retail Sales represents sales by our Company-owned and franchise stores.
[4] See "Domino's Pizza Financial Reporting Terms" on page 8 of this annual report.

2008 GLOBAL RETAIL SALES (%)


INTERNATIONAL
45%
55%
DOMESTIC


Domino's

A new "next generation" Vision 20/20 store built in Gulfport, Mississippi, in 2008.


STORE COUNTS
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
7,757
2,749
5,008
8,079
2,987
5,092
8,366
3,223
5,143
8,624
3,469
5,155
8,773
3,726
5,047
2004
2005
2006
2007
2008
DOMESTIC
INTERNATIONAL


GLOBAL RETAIL SALES ($M)
$6,000.0
$5,000.0
$4,000.0
$3,000.0
$2,000.0
$1,000.0
$
$4,631.6
$1,458.5
$3,173.2
$4,993.8
$1,678.6
$3,315.2
$5,092.7
$1,869.6
$3,223.1
$5,428.2
$2,221.3
$3,206.9
$5,505.6
$2,451.0
$3,054.6
2004
2005
2006
2007
2008
DOMESTIC
INTERNATIONAL


Domino's Oven Baked Sandwiches


Domino's
Pizza

David A. Brandon
Chairman & CEO

To Our Shareholders:

I suspect that not many companies, or investors, will miss 2008. It was a difficult year for many, including Domino's Pizza. However, despite the difficulties, we were still able to post our 15th consecutive year of positive global retail sales growth and generate free cash flow of $56 million. While we faced significant challenges in our domestic business – many of them unexpected when the year began – we forged ahead with plans to improve our company's franchise base, adjust our marketing strategy and put the company on a stronger footing for 2009 and beyond.

Our focus on underperforming franchisees started early in the year, when we methodically assessed all 1,200+ franchisees in our system and identified the bottom 12%, the ones we referred to as "F" franchisees, and worked with them to create a plan to either improve their performance or sell their stores to more capable franchisees who want to grow. We were pleased how half of these franchisees have re-committed to their businesses and started the process of necessary improvements, while the rest began the process of selling their stores. The frozen credit market in the back half of the year made this transition process much slower, and more difficult, than we planned. However, it resulted in the creation of a new cross-functional team at Domino's that helps franchisees with their banking and lending relationships, and works out solutions to difficult transitions. This team will continue to work toward effectively assisting our franchisees during these unprecedented times and strengthening our overall system of stores. This new internal resource will make a significant impact on the quality of our franchise operations, regardless of the kind of lending environment we will experience in the future.

We also began the year with a comprehensive review of our marketing strategy, consumer targets and pricing strategy – the most thorough review the company has ever undertaken. One significant outcome of this process was a recognition that our concentration must be on marketing plans that drive

New Domino's American Legends Pizzas


OVEN BAKED
SANDWICH
ITALIAN
RANCH
PHILLY
CHICKEN PARM
AMERICAN
LEGENDS
DOMINO'S

sustained traffic (which has been eroding at dinner for a few years) through the development of permanent menu platforms that are consistently promoted, instead of a relying on limited-time-only promotions that drive short-term sales but don't sustain long-term order volume. We also recognized that our pricing strategy needed improvement to better hit two important targets: consumers that demand value and those willing to pay for premium products. This "barbell" strategy is key to both attracting new customers and retaining current customers.

We are proud that a number of new products and promotions have emerged from this process, including our new Oven Baked Sandwiches, which are expanding our lunchtime day part, improving our traffic, and beginning to enhance consumer perceptions of our brand and our food quality. Sandwiches are a permanent menu addition which, in the course of just a few months, has turned Domino's Pizza into the largest sandwich delivery company in the world. At the time we go to press with this annual report, we will also have just launched our Domino's American Legends line of specialty pizzas. This is a premium line of pizzas designed with the high end of the consumer "barbell" in mind. >>>



▲

Domino's Pizza introduced Oven Baked Sandwiches in 2008, which in the course of just a few months, has turned Domino's Pizza into the largest sandwich delivery company in the world.

We also conducted and completed a national search for a new Chief Marketing Officer in 2008, leading us to hire Russell Weiner. Among Russell's many strengths is his keen ability to turn strategy into action and attract and retain a strong consumer base. Our new marketing strategy, together with our new marketing leadership and new advertising agency, are all important steps we took this year to improve our brand for 2009 and beyond.

I can't review 2008 without highlighting a milestone event: the 25th anniversary of our international business. The anniversary marked continued success for this division, which has seen 60 quarters (15 years) of consecutive positive same store sales, and now accounts for more than 40% of our global retail sales, and 33% of operating profits. We opened over 300 new international stores in 2008, many in brand new markets such as Indonesia and Qatar, with more in the pipeline for 2009. Strong, consistent sales are the hallmark of our international business, coming from markets as diverse as India and Saudi Arabia, to more mature markets such as the UK, Mexico and Canada. While currency exchange rates had a negative impact on this business near the end of the year, the fact that we are diversified across 60 markets and many different currencies helps minimize the volatility of our international division. And, the fact we currently exclusively utilize the master franchise model in our international business puts Domino's Pizza in a good position for robust future growth with substantially less capital investment than other international business models.

>>>


快熱送
達美樂

A Domino's Pizza team member in Taiwan, our ninth largest international market with 120 stores.



◄ Team members at a store in Perrysburg, Ohio, prepare pizza and sandwiches during a lunch rush.

INTERNATIONAL STORE COUNTS


2,749
2,987
3,223
3,469
3,726
2004
2005
2006
2007
2008


10 premium cuts of
tender chicken breast
10 premium cuts of

A Domino's Pizza team member in the drive-through window at a Vision 20/20 store.

In closing, 2008 was certainly not a year for noteworthy accomplishments in our domestic market or record sales or profits for our domestic franchisees. It was an important year for "re-setting" our strategies and plans for the future, for upgrading and strengthening our domestic franchisee base, for re-tooling our corporate store operations, and revitalizing our marketing to take full advantage of the tremendous growth opportunities that will occur when the economy improves and consumers are prepared to spend more freely. We feel very good about our capital structure, with our debt locked in at just above a modest 6% interest rate for at least three more years and lots of alternatives for how we can best utilize our free cash flow to create shareholder value.

I believe 2008 was the beginning of an economic era that will be remembered and analyzed in history books for generations to come. I feel strongly that the circumstances we are operating in today and in the months to come will separate the strong companies and business models from the weak ones. There will be teams who win ... and teams who will lose ... in this challenging environment. Domino's Pizza is less than two years away from celebrating our 50th anniversary at doing what we do best – delivering pizza and other great-tasting products to our customers whenever and wherever they want them! Our team plans to win ... and take full advantage of our leadership position in our industry and in markets all over the world. I would like to take this opportunity to thank our team members, our franchisees and shareholders for their support of Domino's Pizza. The Leadership Team at Domino's Pizza is committed to working hard and smart to outperform our competition and accomplish important things in 2009 and beyond!

Sincerely,

David A. Brandon
Chairman & Chief Executive Officer

REPORTING SEGMENTS:
Domino's Pizza Business Model


Domino's

DOMESTIC STORES

- 4,558 Franchise Stores → ROYALTY INCOME
- 489 Company-Owned Stores → STORE PROFITS

- Approximately 90% of stores are franchised
- Important to maintain stake in some Company-owned stores
  - Proving ground for products, technology and operational testing
  - Provides liquid market for acquisition/ divestiture of stores, as appropriate
  - Provides source of earnings to company



SUPPLY CHAIN SERVICES

- 17 Dough Manufacturing & Supply Chain Centers → SUPPLY CHAIN/ DISTRIBUTION PROFITS
- Equipment & Supply Facility → SUPPLY CHAIN/ DISTRIBUTION PROFITS

- Ensures quality and consistency
- Leverages purchasing power
- Enhances partnerships with franchisees through 50% profit-sharing program
- Allows stores to focus on sales and customer service



INTERNATIONAL

- 3,726 Franchise Stores → ROYALTY INCOME
- 6 Company-Owned Dough Manufacturing & Distribution Facilities → DISTRIBUTION PROFITS

- We use a master franchise model in which master franchisee can sub-franchise and/ or directly run stores
- International distribution centers are primarily franchise-owned
- Similar store model to U.S. stores, with modified menus
- Currently, Domino's has no Company-owned stores in international markets


Domino's Pizza

WORLD RESOURCE CENTER

Administrative resources for our worldwide system of stores:

- Accounting
- Communications/Public Relations
- Finance
- Franchise Development
- Franchise Operations
- Human Resources
- Information Technology
- Investor Relations
- Learning & Development
- Legal
- Marketing
- Purchasing/Supply Chain
- Quality Assurance
- Safety and Security

Three business segments drive sales and profits, supported by the World Resource Center in Ann Arbor, Michigan.

Board of Directors

David A. Brandon
Chairman of the Board and Chief Executive Officer

Andrew B. Balson
Member of the Nominating and Corporate Governance Committee

Diana F. Cantor
Member of the Nominating and Corporate Governance Committee

Member of the Audit Committee

Vernon "Bud" O. Hamilton
Chairman of the Nominating and Corporate Governance Committee

Dennis F. Hightower
Chairman of the Audit Committee

Member of the Compensation Committee

Mark E. Nunnelly
Member of the Compensation Committee

Robert M. Rosenberg
Chairman of the Compensation Committee

Member of the Audit Committee


Domino's

Leadership Council



David Brandon
Chairman of the Board & Chief Executive Officer



Lynn Liddle
Executive Vice President-Communications & Investor Relations



Jim Stansik
Executive Vice President-Franchise Relations



Patrick Doyle
President-Domino's USA



Chris McGlothlin
Executive Vice President-Chief Information Officer



Russell Weiner
Executive Vice President-Chief Marketing Officer



Wendy Beck
Executive Vice President-Chief Financial Officer



David Mounts
Executive Vice President-Supply Chain Services



Patti Wilmot
Executive Vice President-PeopleFirst



Scott Hinshaw
Executive Vice President-Franchise Operations & Development



Ken Rollin
Executive Vice President-General Counsel



Michael Lawton
Executive Vice President-International



Asi Sheikh
Executive Vice President-Team USA

◀ Domino's Pizza grand opening in Zaandam, Netherlands, in 2008.

Domino's Pizza Financial Reporting Terms

The following descriptions and explanations are provided as a helpful resource to understand our Company and our financial information.

ABS - Asset-Backed Securitization

In April 2007, Domino's Pizza Master Issuer LLC, a wholly-owned subsidiary of Domino's Pizza, Inc., entered into an Asset-Backed Securitization debt facility, consisting of $1.6 billion in fixed rate senior notes and $100 million of fixed rate subordinated notes. The $1.7 billion in fixed rate notes carry a 5-year blended cash interest rate of 6.06%. The ABS facility was secured by the majority of Domino's revenue generating assets, including domestic royalties, most international income and supply chain EBITDA.

Calendars

Our fiscal calendar is comprised of four fiscal quarters. The first three quarters of the year have twelve weeks and the final quarter of the year has sixteen or seventeen weeks. Our fiscal year end falls on the Sunday closest to December 31. Additionally, we have a fiscal year consisting of 53 weeks every five or six years. Fiscal 2005, 2006, 2007 and 2008 each contained 52 weeks. Fiscal 2009 will have 53 weeks.

Cheese

Our domestic supply chain distribution business sells food, equipment and supplies to our franchise and Company-owned stores, one item of which is cheese. The price that we charge stores for cheese is based on the cheese block market price at the Chicago Mercantile Exchange, plus a small mark-up. Since this mark-up remains constant, our distribution dollar margins also remain constant; but revenues and margin percentages are skewed either positively or negatively depending on the cheese block price. To reduce the amount of volatility in our system related to the cheese block price, Domino's negotiated a new pricing arrangement with our primary cheese supplier in 2007. The agreement reduced the volatility in cheese pricing for our supply chain division and, ultimately, for our stores.

Diluted Earnings Per Share (as adjusted)

Our reported diluted earnings per share for 2008 was $0.93. Our adjusted diluted earnings per share was $0.75. Included in the adjusted number are gains on the sales of corporate stores and tax reserve reversals and losses from our reduction in force and financing fees on our VFN.

DNAF - Domino's National Advertising Fund

Domestic stores are currently required to contribute 5% of their retail sales to the Domino's National Advertising Fund, Inc., which is a not-for-profit subsidiary that administers the Company's national and market-level advertising activities. These funds are reflected in our balance sheet in two places – current assets (advertising fund assets, restricted) with an equal and offsetting amount in current liabilities (advertising fund liabilities).

Global Retail Sales

Refers to total worldwide retail sales at Company-owned and franchise stores. Management believes global retail sales information is useful in analyzing revenues, because franchisees pay royalties that are based on a percentage of franchise retail sales. In addition, supply chain distribution revenues are directly impacted by changes in domestic franchise retail sales. Retail sales for franchise stores are reported to the Company by its franchisees and are not included in Company revenues.

QSR - Quick Service Restaurant

According to The NPD Group, the QSR sector had sales of over $230 billion in Year-End November 2008. We operate in the pizza category, which is the second largest category in the QSR sector with sales of $33.9 billion. The pizza category is comprised of delivery, dine-in and carry-out. We operate primarily in pizza delivery.

Same Store Sales Growth

A growth term calculation that includes only sales from stores that also had sales in the comparable period of the prior year, but excludes sales from certain seasonal locations such as stadiums and concert arenas. International same store sales growth is calculated similarly to domestic same store sales growth. Changes in international same store sales are reported on a constant dollar basis, which reflects the increase in local currency sales, excluding any impact of currency changes.

Segment Income

Segment income is earnings before interest, taxes, depreciation, amortization (EBITDA), but also excludes gains (losses) and other. Historically, "other" has included certain non-recurring items. In 2008, expenses related to our restructuring and staffing reduction costs are excluded from the segment income calculation.

Segments

Our Company is comprised of three business segments: domestic stores (franchise and Company-owned), supply chain and international.


Domino's Pizza

Ernest Jochim wobble boarding in a pizza costume in Warahachie, Texas.

Adam J. Gacek
Vice President, Associate General Counsel and Corporate Secretary
Ph: (734) 930-3309
Fax: (734) 327-8877
E-mail: adam.gacek@dominos.com

March 24, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Division of Corporate Finance

Re: Domino's Pizza, Inc. Annual Report and Proxy Statement

Dear Sirs:

Enclosed are eight (8) copies of each of: (i) the 2008 Annual Report of Domino's Pizza, Inc.; and (2) the 2009 Domino's Pizza, Inc. Proxy Statement. These documents were both mailed to shareholders beginning on March 24, 2008.

Please do not hesitate to call me with any questions.

Very truly yours,

Adam J. Gacek

Domino's Pizza, Inc.
Annual Meeting of Shareholders
Ann Arbor, Michigan

Tuesday, April 28, 2009
Meeting begins at 10:00 a.m. • Doors open at 9:30 a.m.

30 Frank Lloyd Wright Drive, Ann Arbor, Michigan 48105 • 734-930-3030

For further information, call Domino's Pizza Investor Relations at 734-930-3008.

Domino's Pizza, Inc.
30 Frank Lloyd Wright Drive
Ann Arbor, Michigan 48105

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the Shareholders of Domino's Pizza, Inc.:

Notice is hereby given that the Annual Meeting of Shareholders of Domino's Pizza, Inc. (the "Company") will be held at the Domino's Pizza World Resource Center on April 28, 2009, at 10:00 a.m., local time, for the following purposes, all of which are more completely set forth in the accompanying Proxy Statement:

1. To elect the three Directors, specifically named in the Proxy Statement, each for a term of three years;
2. To approve an amendment to the Domino's Pizza, Inc. 2004 Equity Incentive Plan and the implementation of the Stock Option Exchange Program;
3. To ratify the selection of PricewaterhouseCoopers LLP as the independent registered public accountants for the Company for the current year; and
4. To transact such other business as may properly come before the meeting.

Shareholders of record at the close of business on March 19, 2009 are entitled to notice of and to vote at the Annual Meeting of Shareholders and any adjournments or postponements thereof.

By order of the Board of Directors,

Adam J. Gacek
Secretary

March 23, 2009

YOUR VOTE IS IMPORTANT

We are offering registered shareholders the opportunity to vote their shares electronically through the internet or by telephone. Please see the Proxy Statement and the enclosed Proxy for details about electronic voting. You are urged to date, sign and promptly return the enclosed Proxy, or to vote electronically through the internet or by telephone, so that your shares may be voted in accordance with your wishes and so that the presence of a quorum may be assured. Voting promptly, regardless of the number of shares you hold, will aid the Company in reducing the expense of additional Proxy solicitation. Voting your shares by the enclosed Proxy, or electronically, does not affect your right to vote in person in the event you attend the meeting. You are cordially invited to attend the meeting, and the Company requests that you indicate your plans in this respect in the space provided on the enclosed form of Proxy or as prompted if you vote electronically.

Domino's Pizza, Inc.
Notice of 2009 Annual Meeting of Shareholders,
Proxy Statement and Other Information

Contents

DOMINO'S PIZZA, INC.

30 Frank Lloyd Wright Drive
Ann Arbor, Michigan 48105
(734) 930-3030

PROXY STATEMENT

The enclosed Proxy, for use at the Annual Meeting of Shareholders to be held at the Domino's Pizza World Resource Center, 30 Frank Lloyd Wright Drive, Ann Arbor, Michigan 48105 on Tuesday, April 28, 2009, and any adjournments or postponements thereof, is being solicited on behalf of the Board of Directors (the "Board of Directors" or "Board") of Domino's Pizza, Inc. Any shareholder may choose to vote by returning the enclosed Proxy card, electronically by accessing the internet site or by using the toll-free telephone number both of which are stated on the form of Proxy, or in the open meeting. Without affecting any vote previously taken, the Proxy may be revoked by the shareholder by giving notice of revocation to Domino's Pizza, Inc. in writing, by accessing the internet site, or by using the toll-free telephone number. A shareholder may also change his or her vote by executing and returning to the Company a later-dated Proxy, by a later-dated electronic vote through the internet site, by using the toll-free telephone number or by voting at the open meeting. All properly executed Proxies received by the Board, and properly authenticated electronic votes recorded through the internet or by telephone, will be voted as directed by the shareholder. All properly executed Proxies received by the Board that do not specify how shares should be voted will be voted **"FOR"** the election as Directors of the nominees listed below under "ELECTION OF DIRECTORS"; **"FOR"** the amendment to the Domino's Pizza, Inc. 2004 Equity Incentive Plan and implementation of the stock option exchange program; and **"FOR"** the ratification of the selection of PricewaterhouseCoopers LLP as independent registered public accountants of the Company for the current year.

Solicitation of Proxies may be made by mail, personal interview and telephone by officers, directors and other employees of the Company, and by employees of the Company's transfer agent, BNY Mellon Shareowner Services. The Company will reimburse its transfer agent, banks, brokers, and other custodians, nominees and fiduciaries for their reasonable costs in the preparation and mailing of proxy materials to shareholders.

The internet and telephone procedures for voting and for revoking or changing a vote are designed to authenticate shareholders' identities, to allow shareholders to give their voting instructions and to confirm that shareholders' instructions have been properly recorded. Shareholders that vote through the internet should understand that there may be costs associated with electronic access, such as usage charges from internet access providers and telephone companies, which will be borne by the shareholder.

This Proxy Statement, including the Notice of Meeting, was first mailed to shareholders on or about March 24, 2009. As used in this Proxy Statement, references to the "Company," "Domino's" or "Domino's Pizza" refer to Domino's Pizza, Inc.

VOTING SECURITIES

Voting Rights

The record date for the determination of shareholders entitled to notice of and to vote at the 2009 Annual Meeting of Shareholders was the close of business on March 19, 2009. On the record date, there were 57,197,575 shares of common stock, $0.01 par value per share, the Company's only voting securities, outstanding and entitled to vote at the Annual Meeting. Each share of common stock is entitled to one vote. Under the Company's By-Laws, the holders of a majority of the shares of common stock outstanding and entitled to vote at the Annual Meeting constitute a quorum for the transaction of business at the Annual Meeting. Shares of common stock represented in person or by proxy, including shares that abstain or do not vote with respect to one or more of the matters presented for shareholder approval, will be counted for purposes of determining whether a quorum is present. The affirmative vote of the holders of a majority of shares of common stock represented at the Annual Meeting in person or by proxy is necessary to amend the Domino's Pizza, Inc. 2004 Equity Incentive Plan, to implement the Stock Option Exchange Program and to ratify the selection of the Company's independent registered public accountants for the current year. The affirmative vote of the holders of a plurality of votes cast by the shareholders entitled to vote at the Annual Meeting is required for the election of directors. Under New York Stock Exchange Rules, the proposals to elect directors and to ratify the selection of the Company's independent registered public accountants are considered "discretionary" items. This means that brokerage firms may vote in their discretion on these matters on behalf of clients who have not furnished voting instructions at least 10 days before the date of the meeting. In contrast, the proposal relating to the amendment to the Domino's Pizza, Inc. 2004 Equity Incentive Plan and the implementation of the Stock Option Exchange Program is a "non-discretionary" item. This means brokerage firms that have not received voting instructions from their clients on this proposal may not vote on it. These so-called "broker non-votes" will be included in the calculation of the number of votes considered to be present at the meeting for purposes of determining a quorum, but will not be considered in determining the number of votes necessary for approval and will have no effect on the outcome of the vote for the amendment to the Domino's Pizza, Inc. 2004 Equity Incentive Plan and the implementation of the Stock Option Exchange Program. Shares that abstain from voting as to a particular matter will be considered a vote "Against" the matter. Unless otherwise indicated, the persons named in the proxy will vote all proxies in favor of each of the proposals.

PROPOSAL ONE: ELECTION OF DIRECTORS

Domino's has a classified Board of Directors currently consisting of three Directors with terms expiring in 2009 (Class II), two Directors with terms expiring in 2010 (Class III) and two Directors with terms expiring in 2011 (Class I). At each Annual Meeting of Shareholders, Directors in one class are elected for a full term of three years to succeed those Directors whose terms are expiring. This year, the three Class II Director nominees will stand for election to a three-year term expiring at the 2012 Annual Meeting. The persons named in the enclosed proxy will vote to elect David A. Brandon, Mark E. Nunnelly and Diana F. Cantor as Directors unless the Proxy is marked otherwise. Each of the nominees has indicated their willingness to serve, if elected. However, if a nominee should be unable to serve, the shares of common stock represented by Proxies may be voted for a substitute nominee designated by the Board. Management has no reason to believe that any of the above-mentioned persons will not serve his or her term as a Director.

Set forth below are the name, age and principal occupation of each nominee for election as a Class II Director and of each continuing member of the Board. Information with respect to the business experience, other publicly-held companies on which they serve as a director and the number of shares of Domino's Pizza, Inc. common stock beneficially owned by each Director, appears later in this Proxy Statement.

Nominees for Election for Terms Expiring in 2012 (Class II Directors)

Name	Age	Directors and Their Principal Occupations / Business Experience	Director Since
David A. Brandon	56	Mr. Brandon has served as Chairman of the Board of Directors and Chief Executive Officer of Domino's Pizza, Inc. since March 1999. Mr. Brandon has also served as Chairman, Chief Executive Officer and as a Manager of Domino's Pizza LLC since March 1999.	1999
Mark E. Nunnelly	50	Mr. Nunnelly has been a Managing Director of Bain Capital, LLC, a global investment company, since 1990.	1998
Diana F. Cantor	51	Ms. Cantor has been a Managing Director, New York Private Bank and Trust since January 2008.	2005

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE *FOR* THE ABOVE NOMINEES

Continuing Directors

The following Directors will continue to serve after the 2009 Annual Meeting:

Directors with Terms Expiring in 2010 (Class III Directors)

Name	Age	Directors and Their Principal Occupations / Business Experience	Director Since
Robert M. Rosenberg	71	Mr. Rosenberg served as President and Chief Executive Officer of Allied Domecq Retailing, USA from 1993 until his retirement in August 1999.	1999
Dennis F. Hightower	67	Mr. Hightower served as Chief Executive Officer of Europe Online Networks, S.A., a broadband interactive entertainment provider, from June 2000 until his retirement in February 2001. He was Professor of Management at the Harvard Business School from July 1997 to June 2000 and a Senior Lecturer from July 1996 to June 1997.	2003

Directors with Terms Expiring in 2011 (Class I Directors)

Name	Age	Directors and Their Principal Occupations / Business Experience	Director Since
Andrew B. Balson	42	Mr. Balson has been a Managing Director of Bain Capital, LLC, a global investment company, since January 2001. Mr. Balson became a Principal of Bain Capital in June 1998.	1999
Vernon "Bud" O. Hamilton	66	Mr. Hamilton served in various executive positions for Procter & Gamble from 1966 until his retirement in 2003. Mr. Hamilton most recently served as Vice President, Innovation—Research & Development—Global from 2002 through 2003. He also served as Vice President of Procter & Gamble Customer Business Development—North America from 1999 to 2001.	2005

DIRECTOR BACKGROUND INFORMATION

David A. Brandon has served as our Chairman of the Board of Directors and Chief Executive Officer since March 1999. Mr. Brandon has also served as Chairman, Chief Executive Officer and as a Manager of Domino's Pizza LLC since March 1999. Mr. Brandon was President and Chief Executive Officer of Valassis, Inc., a company in the sales promotion and coupon industries, from 1989 to 1998 and Chairman of the board of directors of Valassis, Inc. from 1997 to 1998. Mr. Brandon serves on the Boards of Directors of The TJX Companies, Inc., Burger King Corporation and Kaydon Corporation.

Andrew B. Balson has served on our Board of Directors since March 1999. Mr. Balson also serves on the Nominating and Corporate Governance Committee of the Board of Directors. Mr. Balson has been a Managing Director of Bain Capital, a global investment company, since January 2001. Mr. Balson became a Principal of Bain Capital in June 1998. Mr. Balson serves on the Boards of Directors of OSI Restaurant Partners, Inc. and Dunkin' Brands, Inc., as well as a number of other private companies.

Diana F. Cantor has served on our Board of Directors since October 2005. Ms. Cantor also serves on the Nominating and Corporate Governance Committee and the Audit Committee of the Board of Directors. Ms. Cantor has been a Managing Director with the New York Private Bank and Trust since January 2008. Ms. Cantor served as the founding Executive Director of the Virginia College Savings Plan, the state's 529 college savings program, from 1996 to January 2008. Ms. Cantor served seven years as Vice President of Richmond Resources, Ltd. from 1990 through 1996, and as Vice President of Goldman, Sachs & Co. from 1985 to 1990. Ms. Cantor is also a member of the Board of Directors of Media General, Inc.

Vernon "Bud" O. Hamilton has served on our Board of Directors since May 2005 and serves as the Chairman of the Nominating and Corporate Governance Committee of the Board of Directors. Mr. Hamilton served in various executive positions for Procter & Gamble from 1966 through 2003. Mr. Hamilton most recently served as Vice President, Innovation-Research & Development-Global from 2002 through 2003 and served as President of Eurocos, a wholly-owned subsidiary of Procter & Gamble, from 1994 to 1995, Vice President of Procter & Gamble Customer Marketing-North America from 1996 through 1998 and Vice President of Procter & Gamble Customer Business Development-North America from 1999 to 2001.

Dennis F. Hightower has served on our Board of Directors since February 2003, serves as the Chairman of the Audit Committee of our Board of Directors, and serves on the Compensation Committee of our Board of Directors. Mr. Hightower served as Chief Executive Officer of Europe Online Networks, S.A., a broadband interactive entertainment provider, from June 2000 to February 2001. He was Professor of Management at Harvard Business School from July 1997 to June 2000, and a senior lecturer from July 1996 to June 1997. He was previously employed by The Walt Disney Company, serving as President of Walt Disney Television & Telecommunications, President of Disney Consumer Products (Europe, Middle East and Africa) and related service in executive positions in Europe. He serves on the Board of Directors of Accenture, Ltd.

Mark E. Nunnelly has served on our Board of Directors since December 1998. Mr. Nunnelly also serves on the Compensation Committee of the Board of Directors. Mr. Nunnelly has been a Managing Director of Bain Capital, a global investment company since 1990. Mr. Nunnelly serves on the Boards of Directors of Dunkin' Brands, Inc., Warner Music and OSI Restaurant Partners, Inc., as well as a number of private companies and not-for-profit corporations.

Robert M. Rosenberg has served on our Board of Directors since April 1999 and serves as the Chairman of the Compensation Committee and also serves on the Audit Committee of the Board of Directors. Mr. Rosenberg served as President and Chief Executive Officer of Allied Domecq Retailing, USA from 1993 to August 1999 when he retired. Allied Domecq Retailing, USA was comprised of Dunkin' Donuts, Baskin-Robbins and Togo's Eateries. Mr. Rosenberg also serves on the Board of Directors of Sonic Corp.

CORPORATE GOVERNANCE PRINCIPLES AND DIRECTOR INFORMATION

Domino's Pizza has a strong commitment to good corporate governance practices. These practices provide a framework within which the Company's Board and management can pursue the strategic objectives of Domino's Pizza and ensure its long-term growth for the benefit of shareholders. The Company's corporate governance principles and practices are reviewed annually by the Nominating and Corporate Governance Committee and any changes are recommended to the Board for approval. The Company's Corporate Governance Principles are posted on the Domino's corporate and investor website www.dominosbiz.com under the Investors section and are available free of charge upon request from the Company's Corporate Secretary. The Company's corporate and investor website ("Investors" section on www.dominosbiz.com) also contains the Nominating and Corporate Governance Committee Charter, the Compensation Committee Charter, and the Audit Committee Charter, and all the referenced charters and the other documents referenced herein are available free of charge upon request from the Company's Corporate Secretary.

The Corporate Governance Principles and the Charter of the Nominating and Corporate Governance Committee set forth the Company's policies with respect to Board structure, membership (including nominee qualifications), performance, operations and management oversight. Pursuant to the Corporate Governance Principles, the Board meets quarterly in executive session and in non-management executive session. The discussion leader for executive session is generally David Brandon and the discussion leader for the non-management executive sessions is generally Mark Nunnelly. All of the non-management directors are independent and they meet separately at each quarterly board meeting.

The Board believes that a majority of its members should be independent directors. The Company's Corporate Governance Principles contain the Company's standards for director independence. A Director will be designated as independent if he or she: (i) has no material relationship with the Company or its subsidiaries; (ii) satisfies the other criteria specified by New York Stock Exchange listing standards; (iii) has no business conflict with the Company or its subsidiaries; and (iv) otherwise meets applicable independence criteria specified by law, regulation, exchange requirement or the Board. The Board has affirmatively determined that the following Directors are independent under that definition:

Andrew B. Balson
Diana F. Cantor
Vernon "Bud" O. Hamilton
Dennis F. Hightower
Mark E. Nunnelly
Robert M. Rosenberg

The Corporate Governance Principles further provide that the Directors are invited and expected to attend the Annual Meeting of Shareholders. All Directors attended the 2008 Annual Meeting of Shareholders.

The Company has adopted a Code of Professional Conduct for Senior Financial Officers that applies to all executive officers of the Company, including the Chief Executive Officer and Chief Financial Officer, as well as all of the Company's other financial officers and other employees with senior financial roles. In addition, the Company has adopted a Code of Business Conduct and Ethics for Directors, Officers and Employees that applies to all Directors, officers and employees. The Code of Professional Conduct and the Code of Business Conduct and Ethics are posted on the Company's corporate and investor website ("Investors" section on www.dominosbiz.com). The Company intends to satisfy the disclosure requirement regarding any amendment to, or waiver of, a provision of the Code of Professional Conduct for the Chief Executive Officer, Chief Financial Officer, Corporate Controller or persons performing similar functions, by posting such information on its website.

A total of five meetings of the Board of the Company were held during 2008. Each Director attended at least 75% of the aggregate of (i) the total number of meetings of the Board, and (ii) the total number of meetings held by all committees of the Board on which that Director served during the period each served as a Director.

In accordance with New York Stock Exchange requirements, the Board has a Nominating and Corporate Governance Committee, a Compensation Committee and an Audit Committee, all of which are comprised solely of "independent" Directors, as defined by Section 303A of the New York Stock Exchange listed company rules. Each committee of the Board has designated responsibilities and regularly reports on their activities to the entire Board.

Nominating and Corporate Governance Committee

The members of the Nominating and Corporate Governance Committee are Messrs. Hamilton (Chair) and Balson and Ms. Cantor. The Committee held four meetings in 2008. Each member of the Nominating and Corporate Governance Committee is independent as required under the New York Stock Exchange listed company rules as discussed above. A Nominating and Corporate Governance Committee Charter, as approved by the Board, can be found on the Company's corporate and investor website ("Investors" section on www.dominosbiz.com).

The Committee's functions include assisting the Board in determining the desired qualifications of Directors, identifying potential individuals meeting those qualifications, proposing to the Board a slate of nominees for election by the shareholders and reviewing candidates nominated by shareholders. In addition, further functions include reviewing the Corporate Governance Principles, making recommendations to the Board with respect to other corporate governance principles applicable to the Company, recommending Directors to serve on committees, overseeing the determinations of director independence, overseeing the annual evaluation of the Board and management, and reviewing Board succession plans.

The Nominating and Corporate Governance Committee meets regularly to discuss, among other things, identification and evaluation of potential candidates for nomination as a director. The Nominating and Corporate Governance Committee may use a paid outside search firm to identify possible directors. Director candidates will be evaluated according to the qualifications as set forth in the Board's Corporate Governance Principles, including:

- High personal and professional ethics, integrity and values;
- Possession of a range of talents, skills and expertise to provide sound and prudent guidance with respect to the operations and interests of the Company;
- Expertise that is useful to the Company and complementary to the background and experience of other Board members;
- Ability to devote the time necessary for the diligent performance of the duties and responsibilities of Board membership;
- Commitment to serve on the Board over a period of several years to develop knowledge about the Company and its operations;
- Willingness to represent the long-term interests of all shareholders and objectively appraise management's performance; and
- Board diversity and other relevant factors as the Board may determine.

The nominees for election at the 2009 Annual Meeting of Shareholders, David A. Brandon, Mark E. Nunnelly and Diana F. Cantor, already serve as Directors of the Company.

The Nominating and Corporate Governance Committee will consider nominees recommended by shareholders for the 2010 Annual Meeting of Shareholders, provided that the names of such nominees are submitted in writing, not later than November 24, 2009, to Adam J. Gacek, Corporate Secretary, Domino's Pizza, Inc., 30 Frank Lloyd Wright Drive, Ann Arbor, Michigan 48105. Each such submission must include a statement of the qualifications of the nominee, a consent signed by the nominee evidencing a willingness to serve as a Director, if elected, and a commitment by the nominee to meet personally with the Nominating and Corporate Governance Committee members.

Other than the submission requirements set forth above, there are no differences in the manner in which the Nominating and Corporate Governance Committee evaluates a nominee for Director recommended by a shareholder.

Compensation Committee

The members of the Compensation Committee are Messrs. Rosenberg (Chair), Hightower and Nunnelly. Each member of the Compensation Committee is independent as required under the New York Stock Exchange listed company rules. The Compensation Committee met four times during 2008 to conduct its required business in accordance with the Compensation Committee Charter. A Compensation Committee Charter, as approved by the Board, can be found on the Company's corporate and investor website ("Investors" section on www.dominosbiz.com).

The Compensation Committee's functions include examining the levels and methods of compensation employed by the Company with respect to the Chief Executive Officer and other executive officers, making recommendations with respect to other executive officer compensation, reviewing and approving the compensation package of the Chief Executive Officer, making recommendations to the Board with respect to incentive compensation plans and equity-based plans, reviewing management succession plans, making plan administration and compensation decisions under equity compensation plans approved by the Board, administering one or more incentive bonus plans, subject to shareholder approval, that will qualify compensation paid thereunder as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended ("Section 162(m)"), and implementing and administering such plans.

Audit Committee

The members of the Audit Committee are Messrs. Hightower (Chair) and Rosenberg and Ms. Cantor. Each member of the Audit Committee is independent as required under the New York Stock Exchange listed company rules. The Committee met eight times during 2008. The Audit Committee Charter, as approved by the Board, can be found on the Company's corporate and investor website ("Investors" section on www.dominosbiz.com).

The Board has determined that three of its independent members, each meeting the requirements of Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act, Messrs. Hightower and Rosenberg and Ms. Cantor, are audit committee financial experts under Item 407(d)(5) of Regulation S-K. The Audit Committee's functions include: providing assistance to the Board in fulfilling its oversight responsibility relating to the Company's financial statements and the financial reporting process, compliance with legal and regulatory requirements, the qualifications and independence of the Company's independent registered public accountants; the Company's system of internal controls, the internal audit function, the Company's code of ethical conduct; retaining and, if appropriate, terminating the independent registered public accountants; and approving audit and non-audit services to be performed by the independent registered public accountants.

The Audit Committee has adopted a policy under which audit and non-audit services to be rendered by the Company's independent public registered accountants are pre-approved. This policy can be found on the Company's corporate and investor website ("Investors" section on www.dominosbiz.com).

Audit and Other Service Fees

The following table sets forth the aggregate fees for professional services; all such services were pre-approved by the Audit Committee, rendered by PricewaterhouseCoopers LLP for each of the last two fiscal years (dollars in thousands):

	2008	2007
Audit fees(1)	$1,025	$1,923
Audit-related fees(2)	103	97
Tax fees(3)	40	32
All other fees(4)	2	2
Total	$1,170	$2,054

(1) Includes services rendered for the audit of the Company's annual financial statements, review of financial statements included in the Company's quarterly reports on Form 10-Q, the audits of four entities in connection with the Company's Asset-Backed Securitization Recapitalization completed in 2007 (the "ABS Recapitalization") and franchise law requirements and other audit services normally provided by PricewaterhouseCoopers LLP in connection with statutory and regulatory filings or engagements. The amounts also include services related to Sarbanes-Oxley Act compliance. The 2007 amount also includes audit work relating to the international restructuring that occurred in connection with the ABS Recapitalization as well as additional work for public filings in connection with the ABS Recapitalization.

(2) Includes fees for services related to the audit of the Domino's advertising fund subsidiary, consultations concerning financial accounting and reporting standards and an agreed upon procedures engagement.

(3) Includes services rendered for tax compliance, tax advice and tax planning.

(4) Annual license fee for technical accounting research software.

AUDIT COMMITTEE REPORT

The following Report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Act of 1934, except to the extent the Company specifically incorporates this Report.

The Audit Committee is governed by a written charter which was adopted by the Company's Board of Directors and is reviewed annually by the Audit Committee. The Audit Committee is responsible for overseeing the quality and integrity of the Company's accounting, auditing, financial reporting and internal control practices. The Audit Committee is responsible for, in addition to other activities, the appointment, retention and compensation of the Company's independent registered public accountants. The Audit Committee has a policy with respect to the pre-approval of non-audit services.

Each member of the Audit Committee is independent as required under the New York Stock Exchange listed company rules. The Board has determined that three of its independent members, each meeting the requirements of Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act, Messrs. Hightower and Rosenberg and Ms. Cantor, are audit committee financial experts under Item 407(d)(5) of Regulation S-K. The Audit Committee met eight times during 2008.

In performing its responsibilities, the Audit Committee, in addition to other activities: (i) reviewed and discussed the Company's audited financial statements with management; (ii) discussed with PricewaterhouseCoopers LLP, the Company's independent registered public accountants, the matters required to be discussed by PCAOB Auditing Standards Section 380 (Communication With Audit Committees); and (iii) received the letter from PricewaterhouseCoopers LLP required by the Public Company Accounting Oversight Board regarding the independent accountants' communications with the Audit Committee concerning independence and discussed with PricewaterhouseCoopers LLP the firm's independence. Based on these reviews, discussions and activities, the Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for fiscal 2008 for filing with the Securities and Exchange Commission.

The Audit Committee considered whether the provision of non-audit services by PricewaterhouseCoopers LLP was compatible with maintaining such firm's independence. After reviewing the services provided by PricewaterhouseCoopers LLP, including all non-audit services, the Audit Committee, in accordance with its charter, authorized the reappointment, subject to shareholder ratification, of PricewaterhouseCoopers LLP as the independent registered public accountants of the Company.

Respectfully submitted,

Audit Committee
Dennis F. Hightower, Chairman
Robert M. Rosenberg
Diana F. Cantor

STOCK OWNERSHIP INFORMATION

Security Ownership of Certain Beneficial Owners

The following table sets forth information (based upon filings with the Securities and Exchange Commission) with respect to the persons believed by the Company to own beneficially more than 5% of the outstanding common stock, par value $.01 per share, of the Company as of December 31, 2008:

Name	Common Stock, par value $.01 per share	
	Number of shares	Percentage of class
Bain Capital Fund VI, L.P. and Related Funds c/o Bain Capital, LLC 111 Huntington Avenue Boston, Massachusetts 02199 (1)	16,990,038	29.82%
Blue Harbour Group, LP and Blue Harbour Institutional Partners Master Fund L.P 646 Steamboat Road Greenwich, Connecticut 06830 (2)	6,773,543	11.89%
Cedar Rock Capital Limited. Cedar Rock Capital Limited 110 Wigmore Street London W1U 3RW United Kingdom	5,774,953	10.13%
East Peak Partners, L.P 600 Montgomery Street, 36th Floor San Francisco, California 94111	5,500,000	9.65%

(1) The shares included in the table consist of shares held by each of Bain Capital Fund VI, L.P., a Delaware limited partnership ("BCF VI"), Bain Capital VI Coinvestment Fund, L.P., a Delaware limited partnership ("BC VI Coinvest"), BCIP Associates II, a Delaware general partnership ("BCIP II"), BCIP Trust Associates II, a Delaware general partnership ("BCIP Trust II"), BCIP Associates II-B, a Delaware general partnership ("BCIP II-B"), BCIP Trust Associates II-B, a Delaware general partnership ("BCIP Trust II-B"), BCIP Associates II-C, a Delaware general partnership ("BCIP II-C"), PEP Investments PTY Ltd., a New South Wales limited company ("PEP"), and Brookside Capital Partners Fund, L.P., a Delaware limited partnership ("Brookside").

Bain Capital Partners VI, L.P., a Delaware limited partnership ("BCP VI"), is the sole general partner of BCF VI and BC VI Coinvest. Bain Capital Investors, LLC, a Delaware limited liability company ("BCI"), is the sole general partner of BCP VI. BCI is the managing partner of BCIP II, BCIP Trust II, BCIP II-B, BCIP Trust II-B and BCIP II-C and, by power of attorney, has the right to vote and dispose of securities owned by PEP. Brookside Capital Investors, L.P., a Delaware limited partnership ("BCI LP") is the sole general partner of Brookside. Brookside Capital Management, LLC, a Delaware limited liability company ("BCM") is the sole general partner of BCI LP. Mr. Domenic J. Ferrante is the sole managing member of BCM.

(2) Blue Harbour Strategic Value Partners Master Fund, LP (the "Fund"), an exempt limited partnership organized under the laws of the Cayman Islands, is the direct beneficial owner of 5,266,348 shares of common stock, and Blue Harbour Institutional Partners Master Fund, L.P. ("BHIP"), an exempt limited partnership organized under the laws of the Cayman Islands, is the direct owner of 1,507,195 shares of common stock. Blue Harbour GP, LLC ("Fund GP") is the general partner of the Fund and BHIP. Blue Harbour Group, LP ("Manager") serves as investment manager of the Fund and BHIP. Blue Harbour Holdings, LLC ("Manager GP") is the general partner of Manager. Clifton S. Robbins directly or indirectly through trusts or other entities controlled by Mr. Robbins is the controlling shareholder of Manager GP and Fund GP. By virtue of their relationships, Fund GP, Manager, Manager GP and Mr. Robbins may be deemed to have shared power to vote and dispose of, or to direct the vote and disposition of, the shares

beneficially owned by the Fund and BHIP. Fund GP, Manager, Manager GP and Mr. Robbins disclaim beneficial ownership of such shares for all other purposes.

The foregoing information is based upon Schedule 13G reports or amendments filed with the Securities and Exchange Commission by the above beneficial owners in 2008 and 2009, with respect to their holdings of the common stock of Domino's Pizza, Inc. as of December 31, 2008 (or such other date specified above).

Security Ownership of Management

The following table sets forth, as of December 28, 2008, information with respect to the Company's common stock, par value $.01 per share, owned beneficially by each Director, by each nominee for election as a Director of the Company, by the Executive Officers named in the Summary Compensation Table starting on page 20 of this Proxy Statement and by all Directors and Executive Officers as a group:

Name of beneficial owner	Amount and nature of beneficial ownership(1)	Percent of class
David A. Brandon(2)	1,518,083	2.7%
William E. Kapp(3)	31,043	*
J. Patrick Doyle(4)	456,895	*
Michael T. Lawton(5)	153,282	*
Wendy Beck	—	*
L. David Mounts(6)	246,432	*
Andrew B. Balson(7)	10,000	*
Dennis F. Hightower(8)	58,946	*
Mark E. Nunnelly(7)	10,000	*
Robert M. Rosenberg(9)	63,648	*
Vernon "Bud" O. Hamilton	50,000	*
Diana F. Cantor	35,500	*
All directors and executive officers as a group (20 persons)	3,468,028	6.1%

* Less than 1%.

(1) Includes options exercisable within 60 days following December 28, 2008.

(2) Includes 537,499 shares of non-voting common stock that can be acquired upon the exercise of outstanding options and 91,450 shares of common stock held by The David A. Brandon Foundation.

(3) Includes 22,574 shares of non-voting common stock that can be acquired upon the exercise of outstanding options.

(4) Includes 197,763 shares of non-voting common stock that can be acquired upon the exercise of outstanding options.

(5) Includes 18,000 shares of non-voting common stock that can be acquired upon the exercise of outstanding options.

(6) Includes 22,926 shares held by the L. David Mounts Living Trust.

(7) Mr. Balson and Mr. Nunnelly are Managing Directors and Members of BCI. Messrs. Balson and Nunnelly may be deemed to share voting and disposition power with respect to all shares of common stock held by each of BCF VI, BC VI Coinvest, BCIP II, BCIP Trust II, BCIP II-B, BCIP Trust II-B, BCIP II-C and PEP referred to above in the section titled "Security Ownership of Certain Beneficial Owners." Each of Messrs. Balson and Nunnelly disclaims beneficial ownership of securities held by these investment funds except to the extent of his pecuniary interest therein, if any.

(8) Includes 11,446 shares of non-voting common stock that can be acquired upon the exercise of outstanding options.

(9) Includes 28,648 shares held by The Robert M. Rosenberg 2007 Qualified Annuity Trust.

The information with respect to beneficial ownership is based upon information furnished by each Director, nominee or Executive Officer, or information contained in filings made with the Securities and Exchange Commission.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and persons who own more than 10% of Domino's Pizza, Inc. common stock to file initial reports of ownership and reports of changes in ownership of Domino's Pizza, Inc. common stock with the Securities and Exchange Commission and the New York Stock Exchange. The Company assists its Directors and executive officers in completing and filing those reports. Domino's is required to disclose in its proxy statement any failure to file these reports by the required due dates. The Company believes that all filing requirements applicable to its Directors, executive officers and shareholders who own more than 10% of Domino's Pizza, Inc. common stock were complied with during the last completed fiscal year.

EXECUTIVE COMPENSATION

Compensation Committee Report

We have reviewed and discussed the Compensation Discussion and Analysis with management. Based on these reviews and discussions, we recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference in the Company's fiscal 2008 Annual Report on Form 10-K for filing with the Securities and Exchange Commission.

Respectfully submitted,

Compensation Committee
Robert M. Rosenberg, Chairman
Dennis F. Hightower
Mark E. Nunnelly

COMPENSATION DISCUSSION AND ANALYSIS

Overview

The Compensation Committee of the Board of Directors, or the Compensation Committee, is responsible for determining the compensation of the executive officers and administering the plans in which the executive officers, the Directors and the Company's other employees participate. The goal of the Company's compensation system is to attract, motivate and retain talented individuals to help Domino's Pizza attain the Company's business goals and objectives. Domino's Pizza is committed to achieving long-term, sustainable growth and increasing shareholder value. The Domino's Pizza compensation programs for executive officers are designed to maintain these commitments and encourage strong financial performance on an annual and longer-term basis. The Company evaluates executive compensation by measuring the total compensation of the Chief Executive Officer and other executive officers against benchmarks of comparable companies. The principal elements of the total compensation for the Chief Executive Officer and other named executive officers are base salary, annual performance incentives, long-term compensation consisting primarily of stock options, restricted stock, certain perquisites and other benefits.

Compensation Philosophy

The Compensation Committee uses total compensation as its measurement when it determines the level and components of compensation for the named executive officers. In order to maintain the effectiveness of the Company's current executive compensation structure, the Compensation Committee annually reviews the reasonableness of executive compensation levels using professional compensation consultants as well as public information about comparable companies within the Company's industry, and evaluates it in light of individual performance as well as the Company's growth and profitability. In making such determinations, the Compensation Committee reviews the nature and scope of each executive officer's responsibilities as well as his or her effectiveness in supporting the Company's long-term goals. The Compensation Committee attempts to set levels of salary, annual performance incentives, and other compensation at levels that will attract, motivate, and retain superior executive talent in a highly competitive environment.

Total Compensation

The Compensation Committee used total compensation as its measurement when it determined the level and components of compensation for each of the Chief Executive Officer, the Chief Financial Officer, the three other executive officers of Domino's Pizza, Inc. who were the most highly compensated for 2008 and the former Interim Chief Financial Officer. The Company collectively refers to these executive officers throughout this section as the "named executive officers." The Compensation Committee conducted a review of the total compensation of the named executive officers of Domino's Pizza using data provided by the compensation consultants retained by the Compensation Committee. For the named executive officers, except for the Chief Executive Officer, the Compensation Committee used the following three components in establishing total compensation; (i) annual base salary, (ii) annual performance incentives and (iii) long term compensation, in the form of stock option grants. For the Chief Executive Officer, the Compensation Committee places emphasis on the performance-based components of total compensation, the annual performance incentive and long-term compensation, in the form of stock option grants and restricted stock grants, so that the Chief Executive Officer's Total Compensation is targeted generally to be allocated as 20% annual base salary, 40% annual performance incentive and 40% long-term compensation. The Compensation Committee believes that the proportion of the Chief Executive Officer's performance-based compensation as a component of total compensation should be greater than that of the Chief Executive Officer's annual salary because performance based compensation serves to align the Chief Executive Officer's interest with the interests of the Company's shareholders.

Components of Total Compensation

Annual Base Salary Compensation. The Compensation Committee annually reviews and approves the base salaries of the named executive officers, including the Chief Executive Officer. In making these determinations, the Compensation Committee considers various factors such as the peer group median base salary, the most recent peer group survey, the executive's employment agreement with the Company, the executive's individual performance against objectives, responsibilities, leadership, years of experience, the performance of the Company with respect to the annual performance incentive measurement, and total compensation package.

Annual Performance Incentives. The following section describes the annual performance incentive for fiscal 2008 for all of the named executive officers of the Company. All named executive officers, except for the former Interim Chief Financial Officer, had their annual performance incentive governed by the Domino's Pizza, Inc. Senior Executive Annual Incentive Plan, a Section 162(m) plan approved by the Company's shareholders. Each named executive officer has the opportunity to earn an annual performance incentive consisting of a cash payment based upon the Company's performance. The amount of each named executive officer's annual performance incentive is 100% percent of their annual base salary except for the Chief Executive Officer, who is eligible for an annual performance incentive of 200% of his annual base salary and the former Interim Chief Financial Officer, who is eligible for an annual performance incentive of 30% of his annual base salary. The measurement of such performance uses segment income as defined by the Company under Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" with certain adjustments and it was uniform for all the Company's named executive officers in 2008. The Compensation Committee approves annual performance incentives for all eligible employees, including the named executive officers of the Company, based on whether the pre-approved incentive targets were met. The Compensation Committee may revise the established performance criteria and establish new performance criteria at their discretion.

In 2008, in accordance with Section 162(m), the Compensation Committee approved a financial measurement based on segment income as used in the Company's financial reporting that includes all of the Company's segments in part to comply with the requirements of Section 162(m). Specifically, this means that to determine the amounts of awards, if any, to be paid to the named executive officers for 2008, the Compensation Committee used segment income for 2008 with certain adjustments, which were established by the Compensation Committee in February of 2008, upon which achievement of the performance targets was judged. The Compensation Committee determined that using segment income with certain adjustments as the basis for financial targets upon which incentive targets for the named executive officers were set was appropriate in 2008 because this measure is an excellent barometer for overall success of the Company as well as being very similar to the measure used for the annual performance incentive for employees of the Company who are not executive officers.

No incentives are paid to executives unless the annual performance incentive threshold, equal to 90% of the incentive target, is exceeded in the applicable fiscal year. Each named executive officer receives one-tenth of one percent (0.1%) of a specified percentage of their base salary for every one hundredth of one percent (0.01%) (rounded to the nearest hundredth) in excess of 90% of the incentive target that is achieved in the applicable fiscal year. The maximum annual performance incentive to a named executive officer under the Senior Executive Annual Incentive Plan cannot exceed $2,500,000.

For example, if the Company achieved 97.3% of the incentive target for 2008, the named executive officers would receive 73% of their annual performance incentive. For illustrative purposes, assume a named executive officer had an annual salary of $100,000 per year and was eligible for an annual performance incentive of 100% of his or her annual salary. Further assume that the Company had a performance target of $10,000,000 and the Compensation Committee determined that the performance result was $9,730,000, or 97.3% achievement of the performance target. In such a situation, the Company would pay that named executive officer 73% of his or her annual performance incentive or $73,000.

The specific incentive targets are intended to reward outstanding performance by the Company. The performance targets are set to be aggressive, yet realistic to sufficiently motivate executive performance. In the past five years, the executives have achieved the following percentages of annual performance incentives; 100.7% for fiscal 2004, 132.0% for fiscal 2005, 69.0% for fiscal 2006, 0.0% for both fiscal 2007 and fiscal 2008. Given that the Company paid no annual performance incentive to its executives for fiscal 2007 and fiscal 2008, the Company believes that the annual performance incentive structure for executives, while certainly possible and aspirational in nature, is relatively difficult to achieve. In addition, the annual performance targets set by the Compensation Committee are based on the Company's performance as a whole. Therefore, the likelihood of each named executive achieving his or her annual performance incentive is equal.

All of the named executive officers, except the former Interim Chief Financial Officer, have employment agreements that outline the provisions of his or her annual performance incentive. During the fiscal years 2007 and 2008, all the named executive officers had his or her annual performance incentive governed by the Domino's Pizza, Inc. Senior Executive Annual Incentive Plan, a Section 162(m) plan approved by the shareholders of Domino's.

In addition, the Company paid out a special holiday bonus to all named executive officers except the Chief Executive Officer, as well as certain other eligible employees of the Company, in an amount equal to two weeks of their respective base salary.

In 2009, the Compensation Committee certified that the annual performance target for 2008 had not been met and that no named executive officer would receive a 2008 annual performance incentive. The Compensation Committee believes that the performance target it set for 2008 was appropriately aggressive and required the Company to improve its financial results of 2007 in order to achieve the 2008 performance target.

For 2009, the Compensation Committee determined that all the named executive officers, except the Chief Executive Officer, would return to the Company Team Achievement Dividend Plan ("TAD") for their annual performance incentive. TAD is a program designed to reward employees for the Company's achievement of certain fiscal objectives. For tax deductibility purposes, David Brandon will voluntarily continue to participate in the Company's Senior Executive Annual Incentive Plan. Additionally, Mr. Brandon has voluntarily agreed to forgo all bonus amounts payable to him for fiscal 2009 under the Plan that exceed his previously disclosed annual performance incentive percentage provided in his employment agreement, similar to the eligible employees participating in the 2009 Team Achievement Dividend program.

In response to current macroeconomic conditions and general incentive performance trends, the TAD for 2009 will contain two measurement periods, each with independent company-wide segment income targets with adjustments ("TAD Targets"). The first TAD Target will contain the first two fiscal quarters and will be measured at the end of the second fiscal quarter and the second TAD Target will contain the last two fiscal quarters and will be measured at the end of the fiscal year. 50% of a participant's annual performance incentive will be awarded based on achievement of each respective TAD Target. The 2009 TAD Targets require the Company to achieve an appropriate level of financial results given the current economic challenges.

Under the TAD, no incentives are paid to a named executive officer unless 85% of the TAD Target is exceeded in the applicable measurement period. Each executive receives two-thirds of one percent (2/3%) of a specified percentage of his or her base salary for every one tenth of one percent (0.1%) in excess of 85% of the TAD Target that is achieved in the applicable measurement period. For example, if the Company achieved 97.5% of the TAD Target for the first measurement period of 2009, the executives would receive 83.33% of his or her performance incentive amount for that measurement period. Additionally, for 2009, the TAD will have a maximum payout of 100% of an individual's annual performance incentive, even in the event that the Company's segment income with adjustments for either measurement period exceeds the TAD Target.

For illustrative purposes, assume a named executive officer had an annual salary of $100,000 per year and was eligible for an annual performance incentive of 100% of his or her annual salary. Further assume that the Company had a TAD Target for the first measurement period of $10,000,000 and the Compensation Committee determined that the performance result was $9,750,000, or 97.5% achievement of the TAD Target. In such a situation, the Company would pay that executive 83.33% of his or her performance incentive amount for that measurement period, or 41.67% of his or her annual performance incentive, which would equal $41,665 for the first measurement period. Further assume that the Company had a TAD Target for the second measurement period of $10,000,000 and the Compensation Committee determined that the performance result was $9,500,000, or 95.0% achievement of the TAD Target. In such a situation, the Company would pay that executive 66.67% of his or her performance incentive amount for that measurement period, or 33.33% of his or her annual performance incentive, which would equal $33,334 for the second measurement period. The total annual performance incentive paid to the executive for 2009 would be 74.99% or $74,999.

Long-Term Compensation. The Compensation Committee believes that an equity component of management compensation serves to align management's interest with creating shareholder value. To that end, the Compensation Committee provides and maintains long-term equity incentive programs consisting of an equity incentive plan and an employee stock purchase plan. For 2008, stock options were the primary vehicle for long-term compensation. Recipients of stock option grants do not receive a benefit from stock options unless and until the market price of the Company's common stock increases or from potential anti-dilution payments made in connection with mandatory stock option payments, including those that may be made in connection with the declaration of a dividend. Participation in the Company's equity incentive programs accomplishes the objective of linking each executive officer's opportunity for financial gain to increases in shareholder wealth, as reflected by the market price of the Company's common stock.

The Compensation Committee has the authority to issue equity awards under the Amended Domino's Pizza, Inc. 2004 Equity Incentive Plan (the "EIP"), which was adopted in 2004, to all eligible team members. Awards to the Chief Executive Officer and other named executive officers are also presented to the Board of Directors by the Compensation Committee and are ratified by the Board of Directors. Under the EIP, the Compensation Committee may award incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, unrestricted stock, stock deliverable on a deferred basis, performance-based stock awards, and cash payments intended to defray the cost of awards. The EIP also limits the maximum number of shares for which awards may be granted to any participant in any year, and the maximum number of shares deliverable to any participant through other awards for any year, is in each case to 1,000,000 shares per participant. The limit on shares available under the EIP, the individual limits, and other award terms are subject to adjustment to reflect stock splits or stock dividends, combinations, and certain other events. The EIP also includes provisions concerning the treatment of awards upon the termination of service of an individual employee, and in the case of a change of control of the Company, merger or similar corporate transaction by the Company.

In 2008, the Compensation Committee made EIP awards to each of the named executive officers. Generally, stock options awarded under the EIP have a maximum term of ten years and vest over five years, and vested options are exercisable for a limited period of time after termination of the executive officer's employment, except under certain circumstances including death and qualified retirement. All options awarded under the EIP are granted with an exercise price equal to the closing price of Domino's Pizza, Inc. common stock on the grant date of the award.

In 2007, the Company's Board of Directors adopted a dividend equivalent rights policy. A majority of the Company's currently outstanding vested and unvested stock options are held by the Company's management. Therefore a dividend equivalent rights policy aligns the interests of both shareholders and management by allowing for both groups to be rewarded in the event of the declaration of a dividend. Without this dividend equivalent rights policy, management and other option holders may be unfairly impacted by the payment of dividends through the loss of equity value. Additionally, by adding a dividend equivalent rights policy to the Company's stock options, the stock options become a reward for total shareholder return instead of stock price growth alone. Consequently, stock options held by management that receive dividend equivalent rights mirror the rights and interests of the Company's common shareholders. Therefore, when the Board of Directors considers the declaration of a dividend, the interests of management, the Board of Directors and the shareholders remain aligned.

Other Elements of Compensation

Employee Stock Payroll Deduction Plan. The Company maintains the Domino's Pizza Employee Stock Payroll Deduction Plan (the "ESPDP"), adopted in July 2004, to provide employees, including named executive officers, with an opportunity to purchase shares of the Company's common stock through payroll deductions at a 15% discount from the market price. Such shares of the Company's common stock purchased under the ESPDP have a one-year holding period requirement before team members can sell the shares. The Compensation Committee believes the ESPDP is an attractive benefit that assists the Company in retaining key employees, securing new qualified employees and providing incentives for employees to work towards achieving the Company's key objectives because it gives employees access to the Company's equity at a favorable price.

Retirement Benefits. The Company does not maintain a defined benefit pension plan. The only current retirement benefit obligation of the Company is the continued medical coverage for David A. Brandon and his spouse during their lifetime upon termination of Mr. Brandon's employment.

Deferred Compensation. The Company maintains a nonqualified elective deferred compensation plan, or the DCP, which is available to its executive officers and select senior management. Deferred amounts under the DCP are invested in mutual funds or other investments available under the DCP. The Company does not provide an employer match for amounts deferred in the DCP. The DCP is described more fully below.

Perquisites. The Company makes a limited amount of perquisites available to its executive officers, all of which are detailed, in the case of our named executive officers, in the footnotes to the Summary Compensation Table below. Each participating executive officer is reimbursed for expenses related to the completion of an annual comprehensive physical for themselves and their spouse. Additional information regarding perquisites provided to named executive officers is set forth in the Summary Compensation Table in this Proxy Statement.

Certain Other Benefits. The Company also maintains a benefits program comprised of retirement income and group insurance plans. The objective of the program is to provide executive officers and certain other full time team members with reasonable and competitive levels of benefits for the four contingencies (retirement, death, disability and illness), which will interrupt the eligible employee's employment and/or income received as an active employee. The retirement program consists of two savings plans: (i) a tax-qualified 401(k) savings plan and (ii) a non-qualified deferred compensation plan (the DCP referenced above). The 401(k) savings plan is open to all employees age 21or older who have also worked at least 1,000 hours for the Company. The Company provides a match on employee 401(k) contributions equal to 100% on the first three percent (3%) contributed by employees into their 401(k) funds and 50% on each of the fourth and fifth percent (4% and 5%) of employee 401(k) contributions. The non-qualified deferred compensation plan is offered to select senior management, including all executive officers.

The Company's group insurance program consists of life, disability and health insurance benefit plans that cover all full-time employees. All executive officers are provided reimbursement for payroll contributions when participating in the umbrella insurance policy and were provided reimbursement for payroll contributions when participating in the long-term disability plan through March 2008.

Compensation for Chief Executive Officer

David A. Brandon was named Chief Executive Officer and Chairman of the Board of the Company in March 1999. He had previously served as President and Chief Executive Officer of Valassis, Inc. from 1989 to 1998 and Chairman of the Board of Valassis from 1997 to 1998.

As of December 3, 2007, Mr. Brandon entered into an amended and restated employment agreement that terminates in January 2011. This amended and restated employment agreement was further amended on December 23, 2008 to provide for him to receive an annual salary of $885,000 during the remaining term of the agreement, an increase from his 2008 salary of $850,000. In addition, each of Mr. Brandon and his wife is entitled to receive continued health insurance paid by the Company for the remainder of their lives. The amended and restated employment agreement also grants Mr. Brandon an annual allotment of 35 hours of personal use of the Company's corporate aircraft during the term of the agreement at no charge to Mr. Brandon to address bona fide business-oriented security concerns. For any personal use hours over the allotted 35 hours per year, Domino's has a time-sharing agreement with Mr. Brandon that requires him to reimburse the Company for such personal use of the Company's corporate aircraft pursuant to a statutory formula. The employment agreement, also provides Mr. Brandon is entitled to, as approved by the Board of Directors, stock option grants of: (i) 200,000 shares on the first business day of 2008 with a three-year graded vesting period and a five-year life; (ii) 125,000 shares on the first business day of 2009 with a two-year graded vesting period and a four-year life; and (iii) 100,000 shares on the first business day of 2010 with a one-year cliff vesting period and a three-year life, in each case with an exercise price equal to the closing price on the day of the grant. In addition, Mr. Brandon is entitled to, as approved by the Board of Directors, restricted stock grants of: (i) 75,000 shares on the first business day of 2008 with a three-year graded vesting period; (ii) 75,000 shares on the first business day of 2009 with a two-year graded vesting period; and (iii) 25,000 shares on the first business day of 2010 with a one-year cliff vesting period.

The amended and restated employment agreement provides that Mr. Brandon be eligible for an annual performance incentive that is targeted at 200% of his annual base salary, but is not guaranteed or limited, upon the achievement of the annual performance target, the actual amount of which being based on the Company's achievement of performance target measures under the Domino's Pizza Senior Executive Annual Incentive Plan. The amendment and restatement of Mr. Brandon's employment agreement did not change the percentage of his base salary that he may earn as a performance incentive. For 2008, segment income was used as the basis for the performance target upon which incentive targets for executive officers, including Mr. Brandon, were set. The calculation of an annual performance incentive for Mr. Brandon for 2008 was based on the achievement of the 2008 goals, which as stated above, were not achieved at a level sufficient to earn any portion of the target incentive amount. As a result, Mr. Brandon received no annual performance incentive. Since the incentive award opportunity is designed to increase as the Company's performance increases, and decrease if the specified goals are not met, Mr. Brandon's cash compensation was significantly affected in 2008 by the Company's performance.

Awards under the Company's EIP in the form of stock options and shares of restricted stock are designed to reward demonstrated leadership, motivate future superior performance, align the interests of the Chief Executive Officer with the shareholders and to retain the Chief Executive Officer.

The Compensation Committee believes that Mr. Brandon has been reasonably compensated for the job he has done as the Chairman of the Board and Chief Executive Officer based on peer group surveys, past financial performance of the Company and the increase in the Company's shareholder value. For peer group surveys, in July 2007, Towers, Perrin, Forster & Crosby, Inc. ("Towers") provided an Executive Officer Compensation Study (the "Study") to the Compensation Committee that combined peer group data and published surveys. In the Study, the median annual base compensation for chief executive officers (the "CEO Median") was $890,000. The Compensation Committee considered the results of this Study when it negotiated a 4.1% increase to Mr. Brandon's annual base salary to $885,000 per year or 99.4% of the CEO Median. The Compensation Committee believes that it is appropriate to compensate the Chief Executive Officer at his current level and perhaps even at a rate above the market median in order to retain an executive in that position with a significant level of experience and expertise in the industry. Mr. Brandon's opportunities to increase his future compensation depend on the Company's future performance and the competitive pay practices of comparable positions within the food-service industry.

The Compensation Committee believes Mr. Brandon's compensation package effectively links shareholder and financial performance to Mr. Brandon's total compensation through the use of long-term awards and cash compensation that is based, in part, on Company performance. With respect to financial performance, the Company's Global Retail Sales, defined as total worldwide retail sales at Company-owned and franchise stores, have increased from $3.36 billion in 1999, the year David Brandon became CEO, to $5.51 billion in 2008, a $1.79 billion or 63.6% increase during that time period. As it relates to an increase in shareholder value, since the Company's initial public offering in July 2004 through February 18, 2009, the price of the Company's common stock, after adding back dividends paid by the Company, has increased approximately 45.0%. The Compensation Committee has continued the Company's practice of using primarily stock options for equity compensation and has only granted full value equity awards to the Chief Executive Officer. The philosophy behind this practice is that stock options require increased Company financial performance in order to earn the Chief Executive Officer long term compensation but that full value equity awards may also be valuable in compensating and retaining certain executive officers.

Benchmarking and Peer Group

The Compensation Committee has commissioned several peer group market surveys, including the Study by Towers described above, for a review of Chief Executive Officer and other named executive officer compensation at the Company's peer group. The Compensation Committee targets the annual Chief Executive Officer's salary to be at the market median for the Company's peer group and total compensation for the Chief Executive Officer to be above the market median for the Company's peer group based on the industry, financial performance and characteristics of the peer group companies. The Compensation Committee believes it is appropriate to compensate the Chief Executive Officer at a rate above the market median in order to retain an executive in that position with a significant level of experience and expertise in the industry in which the Company competes. The Company has selected the following companies to include in its peer group: The Pantry, Inc., Autozone, Inc., Darden Restaurants, Inc., Brinker International, Inc., OSI Restaurant Partners, LLC, Jack in the Box Inc., CBRL Group, Inc., Wendy's International, Inc., Burger King Corporation, CKE Restaurants, Inc., Applebee's International, Inc., Ruby Tuesday, Inc., Triarc Companies, Inc., Papa John's International, Inc., Denny's Corporation, RARE Hospitality International, Inc., Panera Bread Company and CEC Entertainment, Inc. The following criteria were considered in determining the members of the peer group; publicly-traded, quick service restaurant industry, annual sales of between $700 million and $6 billion, complexity of business, and recruiting pool for executives.

Employment Agreements

Each of the named executive officers is party to an agreement that provides employment and severance terms and for a two year non-competition and non-solicitation agreement. All the named executive officers' employment agreements were revised in December 2008 to provide for the compliance with the provisions of Internal Revenue Code §409A that addressed nonqualified deferred compensation and to provide annual salary increases for the named executive officers. The provisions of the employment agreements relating to termination of employment and severance are described in more detail under "Potential Post Employment Payments to Executive Officers." We believe entering into non-competition and non-solicitation arrangements with our named executive officers is important to protect the Company following the cessation of their employment and we believe also that severance provisions help attract and retain top performing executive officers.

Stock Ownership Guidelines

The Compensation Committee ratified stock ownership guidelines in April 2007 and reviewed and confirmed these guidelines in April 2008. These ownership guidelines provide for stock ownership after five years of employment or service in a covered position with the Company of five times base salary for the Chief Executive Officer and either three or four times base salary for other executive officers depending on their position. These stock ownership guidelines are designed to align management's and shareholder's interests and to encourage loyalty and long-term focus of executives.

Tax and Accounting Considerations

Section 162(m) generally limits the tax deductibility of annual compensation paid by a publicly-held company to $1,000,000 per individual employee per year. However, this limitation generally does not apply to performance-based compensation under a plan that is approved by the shareholders of a company that also meets certain other technical requirements. The Compensation Committee intends to utilize performance-based compensation programs that meet the deductibility requirements under Section 162(m). At the Company's 2006 Annual Meeting of Shareholders, the shareholders approved the Domino's Pizza Senior Executive Annual Incentive Plan that qualifies under Section 162(m). However, the Compensation Committee also realizes that in order to attract and retain individuals with superior talent, the possibility exists that exceptions may occur. The Company's compensation and benefit arrangements are also designed to qualify for an exemption under, or satisfy the requirements of, the rules and regulations relating to nonqualified deferred compensation under Section 409A of the Internal Revenue Code.

Stock Option Grant Processes

Almost all of the stock options are granted at the regularly scheduled meetings of the Compensation Committee in February and July of each year, except for the equity grants for the Chief Executive Officer which are specified in his employment agreement and granted on the first business day of January. The specific date of these meetings is set by the Board of Directors, along with other Board and committee meetings, generally one to two years in advance. On occasion, in connection with new hires, promotions or extraordinary corporate events, stock options have been granted at other times during the year. The Compensation Committee does not have any plans, practices or policies of timing these option grants in coordination with the release of material non-public information and the Company does not have any plans, practices or policies of timing the release of material non-public information with the timing of stock option grants. The exercise price of options is set at the closing price of Domino's Pizza, Inc. common stock on the New York Stock Exchange on the date of the grant.

Compensation Committee Members and the Compensation Committee Charter

The Compensation Committee of the Board of Directors consists of only outside, non-employee, independent Directors, who are appointed by the Board of Directors. The independence of each member of the Compensation Committee is determined annually by the full Board of Directors in accordance with Section 303A of the New York Stock Exchange listed company rules. The Compensation Committee's membership is determined by the Board of Directors. The Compensation Committee is currently composed of Robert Rosenberg (Chair), Dennis Hightower and Mark Nunnelly.

The Compensation Committee is responsible for establishing the Company's compensation philosophy, approving the Company's executive compensation programs and establishing the salaries and other compensation of the Company's executive officers. The Compensation Committee's functions include examining the levels and methods of compensation employed by the Company with respect to the Chief Executive Officer and other executive officers, making recommendation to the Board with respect to other compensation, reviewing and approving the compensation package of the Chief Executive Officer, making recommendations to the Board with respect to certain incentive compensation plans, making administrative and compensation decisions under equity compensation plans, administering one or more cash incentive plans qualifying as compensation paid thereunder as "performance-based compensation" within the meaning of Section 162(m), and implementing and administering such plans.

The Compensation Committee's charter reflects the Compensation Committee's responsibilities, and the Compensation Committee and the Board reviews the charter at least once annually. The Charter was last reviewed in April 2008. The Compensation Committee recommends any revisions to the charter to the Board of Directors for approval.

Compensation Consultant

The Compensation Committee has the authority under its charter to engage the services of outside advisors, experts and others to assist the Compensation Committee and to discontinue such services. In accordance with this authority, the Compensation Committee has engaged Towers, as an independent compensation consultant, to advise the Compensation Committee on matters related to executive compensation. The outside compensation consultant did not attend a meeting of the Compensation Committee in 2008 and the Compensation Committee intends to use Towers in 2009.

Role of Executive Officers in Establishing Compensation

The Company's executive officers have a limited role in the executive compensation process. The Chief Executive Officer and the Chairman of the Compensation Committee annually review the performance of each executive officer and the other executive officers. The purpose of these reviews is to evaluate performance for a given year and for compensation planning for the subsequent year. The conclusions reached and recommendations based on these reviews, including with respect to salary adjustments and annual award amounts, are presented to the Compensation Committee. The Compensation Committee can exercise its discretion in modifying any recommended adjustments or awards to executives. The Compensation Committee ultimately makes all compensation decisions for the executive officers and approves recommendations regarding equity awards to the executive officers.

Compensation Committee Activity

In 2008, the Compensation Committee established the annual performance measure, list of participants and target incentive amounts for executives under the Domino's Pizza Senior Executive Annual Incentive Plan, a Section 162(m) compliant plan approved by the Company's shareholders in 2006 for senior executives of the Company. The Compensation Committee also negotiated an amendment to the amended and restated employment agreement with David A. Brandon, the Company's Chief Executive Officer in 2008. The Compensation Committee met four times during in 2008.

Use of Tally Sheets

The Compensation Committee, with the assistance of management of the Company, created a tally sheet to facilitate the Compensation Committee's review of the total compensation of the named executive officers of the Company. In preparation of this Proxy Statement, the Compensation Committee reviewed the tally sheets for the Chief Executive Officer, the Chief Financial Officer, the three other most highly compensated executive officers and the former Interim Chief Financial Officer in accordance with SEC rules. The tally sheets contained annual cash compensation (salary and annual performance incentive), other compensation, stock option exercises, annual grants under the EIP, with Statement of Financial Accounting Standards No. 123R, "Share-Based Payments," ("SFAS 123R") fair market values for the grants, potential severance payments, and stock option holdings with total in the money value at the end of the fiscal year.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During 2008, none of the Company's executive officers served on the board of directors of any entities that had one or more executive officers serve on the Compensation Committee. No current or past executive officers or employees of the Company or its subsidiaries serve on the Compensation Committee. During 2008, the following Directors served on the Compensation Committee; Robert M. Rosenberg (Chair), Dennis F. Hightower and Mark E. Nunnelly.

SUMMARY COMPENSATION TABLE FOR 2008

The following table summarizes compensation awarded or paid to, each of the Chief Executive Officer, the Chief Financial Officer of the Company, the three other executive officers of Domino's Pizza who were the most highly compensated for 2008 and the former Interim Chief Financial Officer of the Company. Mr. Kapp, the former Interim Chief Financial Officer, served as Interim Chief Financial Officer until May of 2008 when Ms. Beck was hired and began her service as Chief Financial Officer. All information set forth in this table reflects compensation earned by these individuals for services with Domino's Pizza. For ease of reference, the Company collectively refers to these executive officers throughout this section as the "Named Executive Officers."

Name and Principal Position	Year	Salary ($)	Bonus (1) ($)	Stock Awards ($) (2)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($) (4)	Total ($)
David A. Brandon	2008	847,462	—	661,544	1,610,518	—	—	108,790	3,228,314
Chairman and Chief	2007	788,462	—	50,888	1,010,259	—	—	12,932,805	14,782,414
Executive Officer	2006	750,000	—	—	863,443	1,035,000	—	13,307	2,661,750
J. Patrick Doyle	2008	465,000	17,885	—	735,208	—	—	19,737	1,237,830
President, Domino's	2007	395,923	—	—	422,125	—	—	4,675,144	5,493,192
U.S.A.	2006	325,000	—	—	304,708	300,000	—	12,571	942,279
Wendy A. Beck	2008	236,538	15,769	—	143,497	—	—	173,012	568,816
Executive Vice	2007	—	—	—	—	—	—	—	—
President and Chief	2006	—	—	—	—	—	—	—	—
Financial Officer									
Michael T. Lawton	2008	318,461	12,308	—	373,486	—	—	23,135	727,390
Executive Vice	2007	278,654	—	—	282,034	—	—	1,167,755	1,728,443
President of	2006	243,654	—	—	177,262	230,000	—	13,005	663,921
International									
L. David Mounts	2008	400,000	15,385	—	620,125	—	—	11,688	1,047,198
Executive Vice	2007	398,077	—	—	329,592	—	—	1,579,741	2,307,410
President of Supply	2006	350,000	—	—	377,415	330,000	—	186,671	1,244,086
Chain Services									
William E. Kapp	2008	186,300	57,165(5)	—	52,355	—	—	9,636	305,456
Former Interim Chief	2007	184,361	—	—	28,620	—	—	289,591	502,572
Financial Officer	2006	180,000	—	—	19,654	37,260	—	9,067	245,981

(1) The amount listed reflects a 2008 special holiday bonus approved by the Compensation Committee.

(2) The amount listed reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 28, 2008, in accordance with SFAS 123R of awards pursuant to Mr. Brandon's amended and restated employment agreement, dated December 3, 2007, as amended on December 23, 2008, and thus includes amounts from restricted stock awards granted in 2008 and 2009 and to be granted in 2010.

(3) The 2008 amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 28, 2008, in accordance with SFAS 123R of awards pursuant to the Stock Option Program and thus include amounts from awards granted in and prior to 2008. Assumptions used in the calculation of this amount are included in footnote 8 to the Company's audited financial statements for the fiscal year ended December 28, 2008 included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 24, 2009. The 2007 amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 30, 2007, in accordance with SFAS 123R of awards pursuant to the Stock Option Program and thus include amounts from awards granted in and prior to 2007. Assumptions used in the calculation of this amount are included in footnote 8 to the Company's audited financial statements for the fiscal year ended December 30, 2007

included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2008. The 2006 amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with SFAS 123R of awards pursuant to the Stock Option Program and thus include amounts from awards granted in and prior to 2006. Assumptions used in the calculation of this amount are included in footnote 8 to the Company's audited financial statements for the fiscal year ended December 31, 2006 included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 23, 2007.

(4) The 2008 amounts listed for all executive officers are further elaborated upon in the All Other Compensation table below.

(5) The amount listed also reflects a $50,000 discretionary bonus for Mr. Kapp's service as Interim Chief Financial Officer.

The following table below shows amounts under All Other Compensation for 2008:

Name	Year	Perquisites and Other Personal Benefits ($)(1)	Relocation	Insurance Premiums ($)(2)	Company Contributions to Retirement, 401(k) and Health Savings Plans ($)(3)	Tax Reimbursements ($)(4)	Change in Control Payments / Accruals ($)	Total ($)
David A. Brandon	2008	44,928	—	26,395	7,755	29,712	—	108,790
J. Patrick Doyle	2008	5,990	—	1,604	9,054	3,089	—	19,737
Wendy A. Beck	2008	—	136,417(5)	6,990	—	29,605	—	173,012
Michael T. Lawton	2008	8,392	—	1,685	8,900	4,158	—	23,135
L. David Mounts	2008	—	—	1,526	9,739	423	—	11,688
William E. Kapp	2008	—	—	1,445	7,768	423	—	9,636

(1) Mr. Brandon's payment represents $44,428 in the amount of personal airplane usage and $500 in the amount of certain other perquisites. Mr. Doyle's payment represents $4,990 in the amount of personal airplane usage and $1,000 in the amount of certain other perquisites. Mr. Lawton's payment represents $8,392 in the amount of personal airplane usage.

(2) Mr. Brandon's amount represents company-paid benefit of $950 for umbrella life insurance, reimbursement for long term disability payroll deductions in the amount of $443, company-paid benefit of $4,128 for group term life insurance and company-paid medical expenses in the amount of $20,874. Mr. Doyle's payment represents company-paid benefit of $950 for umbrella life insurance, reimbursement for long term disability payroll deductions in the amount of $156 and company-paid benefit of $498 for group term life insurance. Ms. Beck's payment represents company-paid benefit of $950 for umbrella life insurance, company-paid medical expenses in the amount of $5,915 and company-paid benefit of $125 for group term life insurance. Mr. Lawton's payment represents company-paid benefit of $950 for umbrella life insurance, reimbursement for long term disability payroll deductions in the amount of $249 and company-paid benefit of $486 for group term life insurance. Mr. Mount's payment represents company-paid benefit of $950 for umbrella life insurance, reimbursement for long term disability payroll deductions in the amount of $156 and company-paid benefit of $420 for group term life insurance. Mr. Kapp's amount represents company-paid benefit of $950 for umbrella life insurance, reimbursement for long term disability payroll deductions in the amount of $249 and company-paid benefit of $246 for group term life insurance.

(3) For all named executive officers, represents the amount of company match made to the Domino's Pizza 401(k) Savings plan. For Mr. Mounts, also represents a company match made in the amount of $700 to his Health Savings Account.

(4) Mr. Brandon's amount represents tax gross up on umbrella life insurance payments in the amount of $423, tax gross up for company-paid medical expenses in the amount of $9,291, tax gross up on airplane usage in the amount of $19,775 and tax gross up on certain other perquisites in the amount of $223. Mr. Doyle's amount represents tax gross up on umbrella life insurance payments in the amount of $423, tax gross up on airplane usage in the amount of $2,221 and tax gross up on certain other perquisites in the amount of $445. Ms. Beck's amount represents tax gross up on umbrella life insurance payments in the amount of $423 and tax gross up on relocation expenses in the amount of $29,182. Mr. Lawton's amount represents tax gross up on umbrella life insurance payments in the amount of $423 and tax gross up on airplane usage in the amount of $3,735. Mr. Mounts' represents tax gross up on umbrella life insurance payments in the amount of $423. Mr. Kapp's amount represents tax gross up on umbrella life insurance payments in the amount of $423.

(5) Ms. Beck's relocation costs represents travel costs in the amount of $4,042, household goods payments in the amount of $74,046, temporary living costs in the amount of $48,329 and a lump sum payment in the amount of $10,000.

GRANTS OF PLAN-BASED AWARDS TABLE

The following table sets forth information concerning non-equity incentive plan awards and individual grants of stock options and restricted stock made during the fiscal year ended December 28, 2008 to each of the Named Executive Officers.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(1)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/sh)(3)	Grant Date Fair Value of Stock and Option Awards ($)(4)
		Threshold ($)(5)	Target ($)(6)	Maximum ($)(7)	Threshold (#)	Target (#)	Maximum (#)				
David A. Brandon	01/02/2008								200,000	12.80	728,000
	01/02/2008	—	—	—	—	—	—	75,000	—	—	960,000
	01/01/2008	17,000	1,700,000	2,500,000	—	—	—	—	—	—	—
J. Patrick Doyle	07/16/2008	—	—	—	—	—	—	—	200,000	10.88	828,000
	01/01/2008	4,650	465,000	2,500,000	—	—	—	—	—	—	—
Wendy A. Beck	05/19/2008	—	—	—	—	—	—	—	250,000	12.95	1,175,000
	05/19/2008	2,527	252,740	2,500,000	—	—	—	—	—	—	—
Michael T. Lawton	07/16/2008	—	—	—	—	—	—	—	100,000	10.88	414,000
	01/01/2008	3,200	320,000	2,500,000	—	—	—	—	—	—	—
L. David Mounts	07/16/2008	—	—	—	—	—	—	—	100,000	10.88	414,000
	01/01/2008	4,000	400,000	2,500,000	—	—	—	—	—	—	—
William E. Kapp	05/19/2008	—	—	—	—	—	—	—	10,000	12.95	47,000
	07/16/2008	—	—	—	—	—	—	—	10,000	10.88	41,400
	01/01/2008	559	55,890	—	—	—	—	—	—	—	—

(1) Consists of awards of restricted stock of Domino's Pizza common stock that vest 1/3 per year over 3 years beginning on the first anniversary of the grant date.

(2) All option awards were granted with an exercise price equal to the closing price of Domino's Pizza common stock on the New York Stock Exchange on the date of grant. All option awards, with the exception of Mr. Brandon's, vest 20% over 5 years beginning on the first anniversary of the grant date and have a 10 year term, provided the Named Executive Officer remains a current employee. Mr. Brandon's option award vests one-third over 3 years beginning on the first anniversary of the grant date and has a 5 year term.

(3) Reflects the closing price of Domino's Pizza common stock on the New York Stock Exchange on the date of grant.

(4) Represents the total SFAS 123R fair value of the grant.

(5) Represents the amount each named executive officer would be entitled to if the Company had achieved 90.1% of its annual performance incentive target under the Domino's Pizza, Inc. Senior Executive Annual Incentive Plan.

(6) Represents the amount each named executive officer would be entitled to if the Company had achieved 100% of its annual performance incentive target under the Domino's Pizza, Inc. Senior Executive Annual Incentive Plan.

(7) Represents the annual maximum amount that any one participant would be entitled to receive under the Domino's Pizza, Inc. Senior Executive Annual Incentive Plan.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

The following table sets forth information on outstanding option and stock awards for named executive officers as of December 28, 2008:

	Option Awards (1) (2)					Stock Awards (5)			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)(3)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
David A. Brandon . . .	77,500	—	—	0.75	03/31/09	—	—	—	—
	166,666	—	—	5.25	01/01/12	—	—	—	—
	293,333	—	—	8.66	07/01/13	—	—	—	—
	199,999	—	—	14.00	07/13/14	—	—	—	—
	66,667	66,667	—	2.75	07/13/14	—	—	—	—
	120,000	—	—	25.02	07/29/15	—	—	—	—
	60,000	120,000	—	11.52	07/29/15	—	—	—	—
	50,000	—	—	22.46	07/26/16	—	—	—	—
	50,000	150,000	—	8.96	07/26/16	—	—	—	—
	60,000	240,000	—	18.39	07/18/17	—	—	—	—
	—	200,000(4)	—	12.80	01/02/13	75,000	328,500	—	—
J. Patrick Doyle	31,097	—	—	0.75	01/24/10	—	—	—	—
	26,666	—	—	5.25	01/01/12	—	—	—	—
	140,000	—	—	8.66	07/01/13	—	—	—	—
	60,000	—	—	14.00	07/13/14	—	—	—	—
	20,000	20,000	—	2.75	07/13/14	—	—	—	—
	20,000	—	—	17.11	02/18/15	—	—	—	—
	10,000	20,000	—	3.61	02/18/15	—	—	—	—
	34,000	—	—	25.02	07/29/15	—	—	—	—
	17,000	34,000	—	11.52	07/29/15	—	—	—	—
	15,000	—	—	22.46	07/26/16	—	—	—	—
	15,000	45,000	—	8.96	07/26/16	—	—	—	—
	23,000	92,000	—	18.39	07/18/17	—	—	—	—
	30,000	120,000	—	16.94	09/14/17	—	—	—	—
	—	200,000	—	10.88	07/16/18	—	—	—	—
Wendy A. Beck	—	250,000	—	12.95	05/19/18	—	—	—	—
Michael T. Lawton . .	8,000	—	—	5.25	01/01/12	—	—	—	—
	10,000	—	—	8.66	07/01/13	—	—	—	—
	4,800	—	—	14.00	07/13/14	—	—	—	—
	1,600	1,600	—	2.75	07/13/14	—	—	—	—
	20,000	—	—	17.11	02/18/15	—	—	—	—
	10,000	20,000	—	3.61	02/18/15	—	—	—	—
	30,000	—	—	25.02	07/29/15	—	—	—	—
	15,000	30,000	—	11.52	07/29/15	—	—	—	—
	12,000	—	—	22.46	07/26/16	—	—	—	—
	12,000	36,000	—	8.96	07/26/16	—	—	—	—
	17,000	68,000	—	18.39	07/18/17	—	—	—	—
	—	100,000	—	10.88	07/16/18	—	—	—	—
L. David Mounts	100,000	—	—	21.29	10/19/15	—	—	—	—
	50,000	100,000	—	7.79	10/19/15	—	—	—	—
	15,000	—	—	22.46	07/26/16	—	—	—	—
	15,000	45,000	—	8.96	07/26/16	—	—	—	—
	23,000	92,000	—	18.39	07/18/17	—	—	—	—
	—	100,000	—	10.88	07/16/18	—	—	—	—
William E. Kapp	11,666	—	—	8.66	07/01/13	—	—	—	—
	4,800	—	—	14.00	07/13/14	—	—	—	—
	1,600	1,600	—	2.75	07/13/14	—	—	—	—
	2,000	—	—	25.02	07/29/15	—	—	—	—
	1,000	2,000	—	11.52	07/29/15	—	—	—	—
	1,600	—	—	22.46	07/26/16	—	—	—	—
	1,600	4,800	—	8.96	07/26/16	—	—	—	—
	3,000	12,000	—	18.39	07/18/17	—	—	—	—
	—	10,000	—	12.95	05/19/18	—	—	—	—
	—	10,000	—	10.88	07/16/18	—	—	—	—

(1) All option awards, except those described in footnote 4 below, are granted 10 years prior to the option expiration date and vest in equal annual installments over 5 years beginning on the first anniversary of the grant date, or upon a change of control or certain employment terminations.

(2) All options issued prior to July 1, 2003 are fully vested and exercisable. Except as otherwise stated, those grants issued as of July 1, 2003 and later vest in 20% increments beginning on the first anniversary of the grant date and ending on the fifth anniversary of the grant date.

(3) Option awards that have the same expiration date but different option exercise prices result from the receipt by the holders of unvested options of a reduction in option exercise price in connection with the Company's Asset Backed Securitization Recapitalization that occurred on April 17, 2007.

(4) This option award was granted 5 years prior to the option expiration date and vest in equal annual installments over 3 years beginning on the first anniversary of the grant date, and upon a change of control and certain employment terminations.

(5) All stock awards are shares of restricted stock of Domino's Pizza and vest in equal installments over 3 years beginning on the first anniversary of the grant date or upon a change of control.

There were no option exercises or stock vesting for any of the named executive officers during 2008.

NON-QUALIFIED DEFERRED COMPENSATION TABLE

A select group of management or highly compensated employees as defined by the Employee Retirement Income and Security Act of 1974, as amended, are eligible to participate in the Domino's Pizza Deferred Compensation Plan. The purpose of this plan is to provide supplemental retirement income and to permit eligible employees the option to defer receipt of compensation pursuant to the terms of the Domino's Pizza Deferred Compensation Plan.

Participants are able to defer a portion of eligible compensation (including base salary and the annual performance incentive). Participants elect a specific date or event (termination) for payment of deferred compensation and the form of the payment, either lump sum or installments. Participants are able to invest their deferrals in a lineup of mutual funds that is the same as the Domino's Pizza 401(k) Savings Plan lineup, with the exception that the stable value fund in the 401(k) Plan is replaced with a money market fund in the Domino's Pizza Deferred Compensation Plan.

The following table provides information on nonqualified deferred compensation plans for named executive officers as of December 28, 2008:

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
David A. Brandon	—	—	—	—	—
J. Patrick Doyle	—	—	—	—	—
Wendy A. Beck	—	—	—	—	—
Michael T. Lawton	—	—	—	—	—
L. David Mounts	—	—	—	—	—
William E. Kapp	—	—	—	—	—

POTENTIAL POST EMPLOYMENT PAYMENTS TO EXECUTIVE OFFICERS

Each of the named executive officers, other than Mr. Kapp, is a party to an employment agreement providing for payments in connection with such officer's termination. Under David Brandon's amended and restated employment agreement, upon involuntary termination by the Company without cause prior to the end of the term of the agreement, or if Mr. Brandon terminates voluntarily for good reason, defined as material diminution of his responsibilities, relocation or the failure of the Company to pay Mr. Brandon, Mr. Brandon will receive an amount equal to two times his then annual salary. Such amount will be paid in a payment equal to six times Mr. Brandon's base monthly salary made six months after termination of employment and monthly payments equal to Mr. Brandon's base monthly salary for the next eighteen months as well as a prorated annual performance incentive under the Senior Executive Annual Incentive Plan. Pursuant to the amended and restated employment agreement between the Company and David A. Brandon, dated as of December 3, 2007, Mr. Brandon and his spouse are entitled to continued medical coverage provided by the Company for the remainder of their respective lives upon the termination of Mr. Brandon's employment with the Company.

Under the employment agreements of the other named executive officers, upon involuntary termination prior to the end of the term of the agreement, or if the named executive terminates voluntarily for good reason, defined as material diminution of the executive's responsibilities, relocation or the failure of the Company to pay the executive, the named executive receives an amount equal to his or her then-base annual base salary paid as follows; a payment equal to six times the named executive's base monthly salary made six months after termination of employment and monthly payments equal to the executive's base monthly salary for the next six months. The named executive officers are entitled to a prorated annual performance incentive under the Senior Executive Annual Incentive Plan. In addition, during the severance period, each named executive is entitled to continued medical insurance coverage. Option awards and other benefits are governed by the terms of those programs. Each of the employment agreements contains a two year non-competition and non-solicitation provision.

The terms of the employment agreements of Mr. Brandon and the other named executive officers were established through arms-length negotiations between the Company and each executive. The Company uses peer group compensation surveys and data to establish an acceptable salary range for each executive position and then negotiates with successful candidates to arrive at a fully negotiated base salary. The base salary amounts, other severance amounts and severance periods are established by the Compensation Committee and the Company's management in order to attract, motivate and retain talented individuals to help the Company achieve its business goals and objectives.

The following table sets forth aggregate estimated payment obligations to each of the named executive officers assuming a termination happened on December 28, 2008:

Name	Benefit	Before Change in Control Termination w/o Cause or for Good Reason ($)	After Change in Control Termination w/o Cause or for Good Reason ($)	Voluntary Termination ($)	Death	Disability	Change in Control (2)
David A. Brandon	Severance Pay	1,770,000	1,770,000	—	—	—	—
	Lifetime Medical Benefit (1)	291,200	291,200	291,200	291,200	291,200	—
	Equity Award Acceleration	—	—	—	—	—	108,668
	Total	2,061,200	2,061,200	291,200	291,200	291,200	108,668
J. Patrick Doyle	Severance Pay	485,000	485,000	—	—	—	—
	Equity Award Acceleration	—	—	—	—	—	48,000
	Total	485,000	485,000	—	—	—	48,000
Wendy A. Beck	Severance Pay	425,000	425,000	—	—	—	—
	Equity Award Acceleration	—	—	—	—	—	—
	Total	425,000	425,000	—	—	—	—
Michael T. Lawton ...	Severance Pay	345,000	345,000	—	—	—	—
	Equity Award Acceleration	—	—	—	—	—	18,008
	Total	345,000	345,000	—	—	—	18,008
L. David Mounts	Severance Pay	415,000	415,000	—	—	—	—
	Equity Award Acceleration	—	—	—	—	—	—
	Total	415,000	415,000	—	—	—	—
William E. Kapp	Equity Award Acceleration	—	—	—	—	—	2,608

(1) This represents the amount of the reserve established by the Company at the end of fiscal 2008 in conjunction with the continued medical coverage to which David A. Brandon and his spouse are entitled after termination of Mr. Brandon's employment with the Company pursuant to the Amended and Restated Employment Agreement between the Company and David A. Brandon, dated as of December 3, 2007. The Company's reserve at the end of fiscal 2008 equaled the estimated present value for such continued medical coverage. The Company's reserve at the end of fiscal 2007 equaled $361,600.

(2) This represents the cumulative value of the option awards that would accelerate upon a change in control. The amount represents the difference between the price of Domino's Pizza common stock at the last business day of the registrant's last completed fiscal year and the option exercise price multiplied by the number of options that would accelerate.

COMPENSATION OF DIRECTORS

For 2008, each Director was paid a $40,000 annual retainer, plus $2,000 for each Board meeting and $1,500 for each qualified committee meeting attended, including telephonic meetings, for all services, plus reimbursement of expenses. If more than one qualified meeting is held on the same day, a separate fee is paid for each meeting attended. Meetings of the Audit, Compensation and the Nominating and Corporate Governance Committees are qualified meetings, as are meetings of any special committees established from time to time. In addition the Chair of the Audit Committee is paid a retainer of $15,000 per year and the Chairs of each other qualified committee are paid a $10,000 retainer per year.

Beginning on February 10, 2009, the following changes were made to Company's Independent Directors compensation framework (1) the annual retainer was increased to $44,000 (2) the Chair of the Audit Committee is paid a retainer of $20,000 per year, the Chair of the Compensation Committee is paid a retainer of $15,000 per year and the Chair of the Nominating and Corporate Governance Committee is paid a $10,000 retainer per year.

Directors who are not employees of the Company or its subsidiaries and are Independent Directors also receive annual grants of stock options under the Company's 2004 Equity Incentive Plan. In February 2009, each of the then-Independent Directors received an annual grant of options to purchase 20,000 shares of Domino's

Pizza common stock. The option exercise price for these grants is equal to 100% of the fair market value of Domino's Pizza common stock on the date of grant. Options are granted on the date on which the regularly scheduled Board of Director meeting is held during the Company's first fiscal quarter. The options granted to Directors have a one-year vesting period and each option is granted for a period of 10 years (subject to special provisions in the case of resignation, retirement or death).

The following table provides information concerning compensation for the Company's independent directors during 2008:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Dennis F. Hightower ...	83,000	—	58,766	—	—	—	141,766
Robert M. Rosenberg ...	78,000	—	58,766	—	—	—	136,766
Vernon "Bud" O. Hamilton	66,000	—	58,766	—	—	—	124,766
Diana F. Cantor	68,000	—	58,766	—	—	—	126,766
Mark E. Nunnelly	46,000	—	14,228	—	—	—	60,228
Andrew B. Balson	46,000	—	14,228	—	—	—	60,228

(1) The amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 28, 2008, in accordance with SFAS 123R of awards pursuant to the Stock Option Program and thus include amounts from awards granted in and prior to 2008. Assumptions used in the calculation of this amount are included in footnote 8 to the Company's audited financial statements for the fiscal year ended December 28, 2008 included in thc Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 24, 2009.

The grant date SFAS 123R fair value of option awards granted in 2008 for each of Messrs. Hightower, Rosenberg, Hamilton, Nunnelly and Balson and Ms. Cantor was 10,000 options with a grant date fair value of $51,100.

The following table shows the number of shares underlying outstanding option awards for the Company's independent directors as of December 28, 2008:

Name	Outstanding Option Awards
Dennis F. Hightower	58,946
Robert M. Rosenberg	35,000
Vernon "Bud" O. Hamilton	42,500
Diana F. Cantor	35,000
Mark E. Nunelly	10,000
Andrew B. Balson	10,000

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth, as of December 28, 2008, the end of the Company's last fiscal year, (a) the number of securities that could be issued upon exercise of outstanding options under the Company's equity compensation plans, (b) the weighted-average exercise price of outstanding options under such plans, and (c) the number of securities remaining available for future issuance under such plans, excluding securities that could be issued upon exercise of outstanding options.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))
Equity compensation plans approved by security holders	9,957,052	$12.87	7,373,617
Equity compensation plans not approved by security holders	—	—	—
Total	9,957,052	$12.87	7,373,617

(a) Includes 643,471 shares that may be issued under the Domino's Pizza Employee Stock Payroll Deduction Plan.

TISM, Inc. Fourth Amended and Restated Stock Option Plan

The TISM, Inc. Fourth Amended and Restated Stock Option Plan (the "TISM Plan") was adopted by the Board on June 25, 2003 and approved by the Company's shareholders on June 25, 2003. At December 28, 2008, under the TISM Plan, there were outstanding options to purchase 1,425,322 shares of non-voting common stock at a weighted average exercise price equal to $7.05 per share, all of which were exercisable. In connection with the Domino's Pizza initial public offering in July 2004, the Company amended the TISM Plan to terminate the ability to issue additional options under the TISM Plan. Outstanding awards previously granted under the Company's existing stock option plan will continue to be governed by such plan. The non-voting common stock issuable upon exercise of all such options is convertible into shares of Domino's Pizza common stock upon transfer to a non-affiliate of the holder or otherwise in a brokerage transaction.

Domino's Pizza, Inc. 2004 Equity Incentive Plan

The Domino's Pizza, Inc. 2004 Equity Incentive Plan was adopted by the Board on June 1, 2004 and approved by the Company's shareholders and an Amended Domino's Pizza, Inc. 2004 Equity Incentive Plan (the "2004 Plan") was approved by shareholders at the 2006 Annual Meeting. In February 2009, the Board of Directors approved an amendment to all existing stock options currently issued under the 2004 Plan, and future stock option awards issued under the 2004 Plan are expected to include these amended terms, to allow for accelerated vesting and extended exercise periods upon the retirement of option holders who have achieved specified service and age requirements. The current outstanding options under the EIP generally vest ratably over a five-year period. As of December 28, 2008 there were 8,456,730 options at a weighted average exercise price equal to $13.84 per share of which 2,753,899 were exercisable at a weighted average exercise price equal to $16.35 per share and 75,000 shares of restricted stock currently issued and outstanding under the EIP and a total of 6,730,146 authorized but unissued shares under the EIP.

Under the 2004 Plan and TISM Plan, there were a total of 9,957,052 options and shares of restricted stock currently issued and outstanding and a total of 4,179,221 of such options and shares of restricted stock were fully vested.

The Board may make grants to employees, directors, consultants and other service providers. The number of shares reserved for issuance under the 2004 Plan includes (1) 15,600,000 shares of common stock plus (2) any shares returned to the 2004 Plan as a result of termination of options that were granted under the 2004 Plan (by reason of forfeiture), plus shares held back in satisfaction of tax withholding requirements from shares that would otherwise have been delivered pursuant to an award.

The maximum number of shares of stock for which options may be granted to any person in any calendar year or that may be delivered to any person in any calendar year will each be 1,000,000. Incentive stock options may be granted only to employees. The exercise price of all incentive stock options granted under the 2004 Plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of non-statutory stock options granted under the 2004 Plan is determined by the Administrator, but with respect to non-statutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m), the exercise price must be at least equal to the fair market value of Domino's Pizza common stock on the date of grant. With respect to any participant who owns stock representing more than 10% of the total combined voting power of all classes of the Company's outstanding capital stock, the exercise price of any incentive stock option grant must be at least equal to 110% of the fair market value on the grant date, and the term of such incentive stock option must not exceed five years. The term of all other incentive stock options granted under the 2004 Plan may not exceed ten years.

EXECUTIVE AGREEMENTS

Mr. Brandon is employed as the Company's Chief Executive Officer pursuant to an amended and restated employment agreement that was executed on December 3, 2007, amended on December 23, 2008 and expires in January 2011. Under the employment agreement, Mr. Brandon is entitled to receive an annual salary of $885,000 and is eligible for an annual performance incentive based on achievement of performance objectives. If Mr. Brandon is terminated other than for cause or resigns voluntarily for good reason, he is entitled to receive continued salary for two years. In addition, each of Mr. Brandon and his wife is entitled to receive continued health insurance paid by the Company for the remainder of their lives. The amended and restated employment agreement also grants Mr. Brandon an annual allotment of 35 hours of personal use of the Company's corporate aircraft during the term of the agreement at no charge to Mr. Brandon. For any personal use hours over the allotted 35 hours per year, Domino's has a time-sharing agreement with Mr. Brandon that requires him to reimburse the Company for such personal use of the Company's corporate aircraft pursuant to a statutory formula.

The Company has also entered into employment agreements ("Executive Agreements") with each of the Named Executive Officers referenced in the Summary Compensation Table, above, except the former Interim Chief Financial Officer, William E. Kapp. The Executive Agreements are intended to assure the Company that it will have the continued dedication, undivided loyalty, and objective advice and counsel from these Named Executive Officers during their respective terms of employment and in the event of a proposed transaction, or the threat of a transaction, which could result in a change in control of the Company.

CERTAIN TRANSACTIONS INVOLVING MANAGEMENT OR 5% OR GREATER SHAREHOLDERS

Review and Approval of Related Person Transactions

The Company reviews relationships and transactions in which the Company and its directors and executive officers or their immediate family members are participants to determine whether such related persons have a direct or indirect material interest. The Company's legal staff is primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether a related person has a direct or indirect material interest in the transaction. The Company's Board of Directors is to review, approve or ratify any potential related person transaction and consider the nature of the related person's interest in the transaction, the material terms of the transaction, the relative importance of the transaction to the related person, the relative importance of the transaction to the Company, whether the transaction would impair the judgment of a director or officer of the Company and any other matters deemed important. As required under SEC rules, transactions that are determined to be directly or indirectly material to a related person are disclosed in the Company's Proxy Statement.

Stockholders agreements

In connection with the 1998 recapitalization, the Company entered into a number of stockholders agreements. The first agreement was entered into with investment funds affiliated with Bain Capital, LLC and specified other investors, shareholders and executive officers. In connection with the Domino's Pizza initial public offering, all of the stockholders agreements were amended to eliminate the voting agreement and the negative covenants contained therein and all of the other provisions of these agreements, other than provisions relating to registration rights, terminated by operation of the applicable agreement. The registration rights provide for demand registration rights for the investment funds affiliated with Bain Capital, LLC and for piggyback registration rights for all shareholders that are party to that stockholders agreement. The second stockholders agreement was entered into with all of the current employee shareholders. This agreement contained a provision that terminated all of the other provisions of the agreement, other than the registration rights provisions, upon the Domino's Pizza initial public offering. The registration rights provisions provide for piggyback registration rights for all such shareholders. The remaining stockholders agreements were entered into with each of the Company's current franchisee shareholders. Each of these agreements contained a provision under which all of the other provisions of the agreement, other than the registration rights provisions, terminated at the Domino's Pizza initial public offering. The registration rights provisions provide for piggyback registration rights for all such shareholders. Each of the stockholders agreements includes customary indemnification provisions in favor of any person who is or might be deemed a controlling person within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, who the Company refers to as controlling persons, and related parties against liabilities under the Securities Act incurred in connection with the registration of any of the Company's debt or equity securities. These provisions provide indemnification against certain liabilities arising under the Securities Act and certain liabilities resulting from violations of other applicable laws in connection with any filing or other disclosure made by the Company under the securities laws relating to any such registrations. Domino's agreed to reimburse such persons for any legal or other expenses incurred in connection with investigating or defending any such liability, action or proceeding, except that the Company will not be required to indemnify any such person or reimburse related legal or other expenses if such loss or expense arises out of or is based on any untrue statement or omission made in reliance upon and in conformity with written information provided by such person.

Franchisee related to Independent Director

James Rosenberg, the son of Robert M. Rosenberg, a director of the Company, operated two Domino's Pizza franchise stores through November 2008 but no longer operates any Domino's Pizza franchise stores. James Rosenberg paid $6,500 collectively in customary fees for the franchises. In accordance with the terms of his standard ten-year Franchise Agreement, James Rosenberg paid Domino's the standard royalty rate on the sales at his Domino's Pizza franchise and also purchased his food, equipment and supplies from the Domino's Pizza supply chain system. In 2008, James Rosenberg made payments to the Company in the amount of approximately $130,300 for royalties, national and co-op advertising contributions, and purchases from the Company of food, equipment and supplies.

Time sharing agreement with David Brandon for use of corporate aircraft

In accordance with the terms of the Amended and Restated Time Sharing Agreement between Domino's Pizza LLC and David Brandon, dated as of February 25, 2008, Mr. Brandon is entitled to 35 hours per year of personal use of the Company aircraft without charge and he shall pay the Company for any personal use in excess of the 35 hours. For 2008, Mr. Brandon's personal use of the Company aircraft did not exceed the provided 35 of personal use and therefore he did not reimburse the Company for any use.

Sale of corporate aircraft

On November 16, 2007, Domino's Pizza sold its corporate aircraft to Dunkin' Brands Inc. in an arm's length transaction. Two members of the Company's Board of Directors, Andrew Balson and Mark Nunnelly, serve on the board of directors of Dunkin' Brands, Inc. and are employed by Bain Capital, LLC. In addition, investment funds affiliated with Bain Capital, LLC have significant holdings in the stock of Domino's Pizza, Inc. and Dunkin' Brands, Inc.

Provision of supply chain services

On November 6, 2008, Domino's Pizza, through a subsidiary entity, entered into an agreement with National DCP LLC ("NDCP") to begin providing supply chain services to certain stores franchising with Dunkin' Brands, Inc. in an arm's length transaction. NDCP is an entity established to manage a majority of the supply chain services for the franchise system of Dunkin' Brands, Inc. Two members of the Company's Board of Directors, Andrew Balson and Mark Nunnelly, serve on the board of directors of Dunkin' Brands, Inc. and are employed by Bain Capital, LLC. In addition, investment funds affiliated with Bain Capital, LLC have significant holdings in the stock of Domino's Pizza, Inc. and Dunkin' Brands, Inc. As of December 28, 2008, Domino's had sold $737,264 of food, equipment and supplies to the Dunkin' Brands, Inc. stores and also received $139,092 for the supply chain services provided.

PROPOSAL TWO: APPROVAL OF AMENDMENT TO THE DOMINO'S PIZZA, INC. 2004 EQUITY INCENTIVE PLAN AND OF IMPLEMENTATION OF THE STOCK OPTION EXCHANGE PROGRAM

Overview

The Company is seeking shareholder approval of (i) an amendment to the Domino's Pizza, Inc. 2004 Equity Incentive Plan (the "2004 Plan") to allow the Compensation Committee to provide for and implement a stock option exchange program, and (ii) the implementation by the Company of the stock option exchange program substantially on the terms set forth below as soon as practicable after the 2009 Annual Meeting (the "Exchange Program"). If implemented, the Exchange Program would allow the Company to exchange certain outstanding stock options for a smaller number of newly granted stock options with lower exercise prices.

The Board has determined that it would be in the best interest of the Company to implement the Exchange Program for all current employees of the Company and its subsidiaries, including directors and executive officers (each, an "Eligible Employee" and collectively, "Eligible Employees"), who hold non-qualified stock options under the 2004 Plan. On March 13, 2009, the Board authorized, subject to shareholder approval, the Exchange Program that will permit Eligible Employees to exchange certain outstanding stock options ("Eligible Options") with an exercise price per share equal or greater than a certain threshold price (the "Threshold Price") for a lesser number of options with a lower exercise price ("Replacement Options") to be granted under the 2004 Plan. The Threshold Price will be determined by the Compensation Committee to ensure that only those outstanding options that are substantially "underwater" (meaning the exercise prices of such options are significantly greater than our current stock price) are eligible for the Exchange Program. Currently, we expect the Threshold Price to be approximately $10.00.

The Company's stock price has significantly declined since May 7, 2007. The Board of Directors, including the two Directors representing Bain Capital, LLC, our largest shareholder, unanimously approved the Exchange Program. As of March 12, 2009, the date the Board approved the Exchange Program, approximately 90.0% of the Company's outstanding stock options under the 2004 Plan were underwater, resulting in a large portion of the Company's outstanding stock options that no longer serve as an effective tool to retain and motivate key employees and to reward continued loyalty.

The Board believes that the Exchange Program will help reinstate the intended purpose of its equity incentive program, and ultimately build shareholder value. The Exchange Program will allow the Company to derive the maximum retention and motivation value from compensation costs that have already been incurred in issuing the Eligible Options. Without the Exchange Program, the return on the compensation costs of the Eligible Options would be insufficient to accomplish the intended purpose. In addition, the Exchange Program will also substantially reduce the total number of outstanding stock options. The Exchange Program is expected to increase the compensation costs to the Company in an amount equal to the additional relative value obtained by Eligible Employees in the acquisition of Replacement Options. However, the Company expects that such additional compensation costs will not be a material amount.

Shareholder approval is required for this proposal under the New York Stock Exchange listing rules. The Company plans to commence the Exchange Program approximately 35 days before the 2009 Annual Meeting and to implement it as soon as practicable thereafter, provided that requisite shareholder approval is obtained. If shareholders do not approve this proposal, the Company will not accept any tendered Eligible Options and will immediately terminate the Exchange Program.

Description of the Exchange Program

If shareholders approve the proposal to amend the 2004 Plan and to implement the Exchange Program, the Company will implement the Exchange Program substantially on the terms described below.

1. Offer to Exchange Options – The Exchange Program will offer Eligible Employees the one-time opportunity to exchange certain outstanding stock options that are underwater for a lesser amount of new stock options with a lower exercise price as described below.
2. Eligible Employees – The Company anticipates that the Exchange Program will be open to all U.S. and international employees (unless illegal or impractical), including executive officers and directors, who hold Eligible Options and remain employed through the date on which the Exchange Program closes.
3. Eligible Options – To be eligible under the Exchange Program, a stock option grant will have to: (i) have been granted under the 2004 Plan; and (ii) have an exercise price at or above the Threshold Price.
4. New Option Exercise Price – If an Eligible Option grant has an exercise price that is more than twice the closing stock price of the Company's common stock on the date the Exchange Program closes, the Replacement Option granted in exchange for such Eligible Option will have an exercise price equal to 50% of the previous exercise price, provided, no Replacement Options may have an exercise price less than $1.00 above such closing stock price on the date the Exchange Program closes. If an Eligible Option grant has an exercise price that is less than twice the closing stock price on the date the Exchange Program closes, the Replacement Option granted in exchange for such Eligible Option will have an exercise price equal to $1.00 above such closing stock price on the date the Exchange Program closes.
5. Exchange Ratios – If an Eligible Option grant is exchanged for a Replacement Option with an exercise price that is equal to 50% of the previous exercise price, the Replacement Option grant will be for a number of shares equal to 75% of the number of shares of such Eligible Option grant. If an Eligible Option grant is exchanged for a Replacement Option with an exercise price that is equal to $1.00 above the closing stock price of the Company's common stock on the date the Exchange Program closes, the Replacement Option grant will be for a number of shares equal to 90% of the number of shares of such Eligible Option grant.
6. Vesting Schedules of New Options – All Replacement Options granted under the Exchange Program will have the exact same vesting schedule as the Eligible Options in exchange for which they are issued.
7. Term of New Options – All Replacement Options granted under the Exchange Program will have the same term as the Eligible Options in exchange for which they are issued.
8. Other Terms and Conditions – The Replacement Options will be granted under the 2004 Plan and will be subject to the terms and conditions thereof. Other terms and conditions of the Replacement Options will be set forth in an option agreement to be entered into on the grant date of the Replacement Options.

9. Timing of Exchange Program – The Company plans to commence the Exchange Program approximately 35 days before the 2009 Annual Meeting. If shareholders approve the amendments to the 2004 Plan to permit the Exchange Program, the Company intends to complete the Exchange Program by accepting the tendered Eligible Options for exchange and granting the Replacement Options as soon as practicable after the 2009 Annual Meeting. The Board retains the authority, in its sole discretion, to determine not to implement the Exchange Program even if shareholder approval is obtained.

10. Participation in Exchange Program – Participation in the Exchange Program will be voluntary. If an Eligible Employee chooses to participate, he or she must exchange all of his or her Eligible Options and cannot decide on a grant-by-grant basis.

11. Cancellation of Exchanged Options – All Eligible Options tendered for exchange will be cancelled and all shares of common stock subject to such exchanged Eligible Options will return to the authorized share amount under the 2004 Equity Plan.

12. Accounting Treatment. Under SFAS 123R, the exchange of options under the Exchange Program is treated as a modification of the existing options for accounting purposes. Accordingly, we will recognize the unamortized compensation cost of the surrendered Eligible Options, as well as the incremental compensation cost of the Replacement Options granted in the Exchange Program, ratably over the vesting or service period of the Replacement Options. The incremental compensation cost will be measured as the excess, if any, of the fair value of each Replacement Option granted to Eligible Employees in exchange for surrendered Eligible Options, measured as of the date the Replacement Options are granted, over the fair value of the surrendered Eligible Options in exchange for the Replacement Options, measured immediately prior to the cancellation. In the event that any of the Replacement Options are forfeited prior to their vesting or service requirement due to termination of service, the incremental compensation cost for the forfeited Replacement Options will not be recognized.

13. U.S. Federal Income Tax Consequences. The following is a summary of the anticipated material U.S. federal income tax consequences of participating in the Exchange Program. A more detailed summary of the applicable tax considerations to Eligible Employees will be provided in the offer to exchange. We believe the exchange of Eligible Options for Replacement Options pursuant to the Exchange Program should be treated as a non-taxable exchange and neither we nor any of the Eligible Employees should recognize any income for U.S. federal income tax purposes upon the surrender of Eligible Options and the grant of Replacement Options. However, the tax consequences of the Exchange Program are not entirely certain, and the Internal Revenue Service is not precluded from adopting a contrary position. The law and regulations themselves are also subject to change. All Eligible Employees are urged to consult their own tax advisors regarding the tax treatment of participating in the Exchange Program under all applicable laws prior to participating in the Exchange Program. The tax consequences for non-U.S. employees may differ from the U.S. federal income tax consequences described in the preceding sentence.

While the terms of the Exchange Program are expected to be materially similar to the terms described in this proposal, the Board and the Compensation Committee may change the terms of the Exchange Program in their sole discretion to take into account changes in circumstances, and may determine not to implement the exchange program even if shareholder approval is obtained.

Alternatives Considered

In deciding upon the Exchange Program, the Compensation Committee and the Board also considered the following alternatives to the Exchange Program:

1. Increase Cash Compensation. To replace the incentives provided previously under the 2004 Plan, we considered whether we could substantially increase base and bonus compensation. However, significant increases in base and bonus compensation would increase our compensation expenses substantially more than the expected compensation expense increase from the Exchange Program and reduce our cash flow from operations, which could adversely affect our business and operating results.

2. Grant Additional Equity Awards. We also considered special grants of additional stock options at current market prices or another form of equity award such as restricted stock units. However, these additional grants would substantially increase the potential dilution to our shareholders.

The Compensation Committee and the Board determined that a program under which Eligible Employees could exchange stock options with higher exercise prices for a lesser number of stock options with lower exercise prices was the most attractive alternative because of the comparable increased expense of these alternatives and the reasons set forth in the Overview above.

Effect on Shareholders

We are unable to predict the precise impact of the Exchange Program on our shareholders because we are unable to predict how many or which Eligible Employees will exchange their Eligible Options and the closing stock price of the Company's common stock on the date the Exchange Program closes is unknown. However, we expect to recognize incremental compensation expense from the Exchange Program in the amount of approximately $1.3 million (after tax), assuming a closing stock price on the date the Exchange Program closes of $6.50 and that all Eligible Options are exchanged.

Based on the assumptions described above, including an assumed $10.00 Threshold Price and a minimum $7.50 exercise price for the Replacement Options, if all Eligible Options are exchanged, options to purchase approximately 1.1 million shares will be surrendered, cancelled and returned to the pool of authorized and unissued eligible shares under the 2004 Plan, while Replacement Options covering approximately 5.7 million shares will be granted. Following the exchange program, if all Eligible Options are exchanged, we will have approximately 7.6 million options outstanding under the 2004 Plan, with a weighted average exercise price of $7.99 and a weighted average remaining term of approximately 7.5 years. We estimate that the total number of shares subject to outstanding equity awards as of May 5, 2009, including the Replacement Options, would be approximately 9.0 million shares. As of March 19, 2009, the total number of shares of the Company's common stock outstanding was 57,197,575.

Summary of the 2004 Plan

The following paragraphs provide a summary of the principal features of the 2004 Plan. The summary is qualified in its entirety by reference to the complete text of the 2004 Plan which is attached as Annex A hereto. The 2004 Plan, as amended by this proposal, will differ from the current 2004 Plan only in that the Board will be permitted to implement a one-time exchange program pursuant to which certain options will be exchanged for newly granted options with lower exercise prices.

The 2004 Plan provides for the grant of awards, which may consist of any or a combination of stock options, stock appreciation rights, or SARs, restricted stock, unrestricted stock, deferred stock, securities (other than options) that are convertible into stock, performance awards and grants of cash made in connection with the other awards to help defray in whole or in part the economic cost of the award to the participant. The Board may make grants to employees, directors, consultants and other service providers.

The number of shares to be reserved for issuance under the 2004 Plan includes (1) 15,600,000 shares of common stock plus (2) any shares returned to the 2004 Plan as a result of termination of options that were granted under the 2004 Plan (by reason of forfeiture), plus shares held back in satisfaction of tax withholding requirements from shares that would otherwise have been delivered pursuant to an award.

The maximum number of shares of stock for which options may be granted to any person in any calendar year, the maximum number of shares of stock subject to SARs granted to any person in any calendar year and the aggregate maximum number of shares of stock subject to other awards that may be delivered to any person in any calendar year will each be 1,000,000.

The Board, or a committee appointed by the Board (the "Adminstrator"), will administer the 2004 Plan and will have the power to interpret the 2004 Plan's terms, determine the terms of each award granted, including the exercise price of the option or SAR, the purchase price of each share of stock, the time at which each award will vest, any restrictions applicable to any award, the number of shares subject to each option or SAR, the exercisability thereof and the form of consideration payable upon such exercise. With respect to performance-based awards that are intended to comply with Section 162(m), the determination of the performance targets and the satisfaction of those targets will be determined by a committee of at least three "disinterested directors" as required by Section 162(m).

For this reason, the Company cannot determine the number of stock options, SARs, restricted stock, unrestricted stock, deferred stock, securities (other than options) that are convertible into stock, performance awards and grants of cash that might be received by participants under the 2004 Plan. The following table sets forth, as of December 30, 2008, the total number of options and other awards granted to each of the following persons and groups under the 2004 Plan in 2008:

Option and Award Recipient	Options Granted in 2008
David A. Brandon	200,000 stock options 75,000 shares of restricted stock
Wendy A. Beck	250,000 stock options
William E. Kapp	20,000 stock options
J. Patrick Doyle	200,000 stock options
Michael T. Lawton	100,000 stock options
L. David Mounts	100,000 stock options
All Executive Officers	1,550,000 stock options
Non-Executive Director Group	60,000 stock options
Non-Executive Employee Group	883,500 stock options

The total number of employees and directors eligible to participate under the 2004 Plan is approximately 10,500. We expect that the number of employees eligible to participate in the Exchange Program if the amendment to the 2004 Plan is approved will be 300.

Awards granted under the 2004 Plan are generally not transferable by the participant, and each award is exercisable during the lifetime of the participant. Stock options and SARs granted under the 2004 Plan must generally be exercised within 30 days after the end of a participant's status as employee, director or consultant, or within 24 months after that participant's death or 12 months after that participant's disability or involuntary termination not for cause, but in no event later than the expiration of the option term. Additionally, the Board of Directors recently approved an amendment to all existing stock options currently issued under the 2004 Plan as well as future stock options under the 2004 Plan to allow for accelerated vesting and extended exercise periods upon the retirement of certain option holders who have achieved service and age requirements. For employees who have been continuously employed with the Company for at least ten years and are at least 55 years old, all unvested stock options will vest upon their retirement and such option holder will have the remaining term of the stock option to exercise such stock option. For directors who have been continuously employed with the Company for at least five years and are at least 55 years old, all unvested stock options will vest upon their retirement and such option holder will have the remaining term of the stock option to exercise such stock option. For any option holder, either an employee or director, who dies after such qualified retirement or die after fulfilling the applicable service and age requirements, all outstanding options will be fully vested and will be exercisable for two years from the date of death.

Incentive stock options may be granted only to employees. The exercise price of all incentive stock options granted under the 2004 Plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of non-statutory stock options granted under the 2004 Plan is determined by the Administrator, but with respect to non-statutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m), the exercise price must be at least equal to the fair market value of the Company's common stock on the date of grant. With respect to any participant who owns stock representing more than 10% of the total combined voting power of all classes of the Company's outstanding capital stock, the exercise price of any incentive stock option grant must be at least equal to 110% of the fair market value on the grant date, and the term of such incentive stock option must not exceed five years. The term of all other incentive stock options granted under the 2004 Plan may not exceed ten years.

The 2004 Plan provides that in the event the Company merges with or into another corporation or sells all or substantially all of the Company's assets, all outstanding awards will vest and become exercisable and all deferrals that are not measured by reference to nor payable in shares of stock will be accelerated and upon consummation of the transaction all outstanding awards will be forfeited unless assumed by the successor corporation entity or its affiliate. Unless otherwise determined by the Administrator, in the event of such a transaction, all awards that are payable in the form of stock and that have not been exercised, exchanged or converted are converted into the right to receive the consideration paid in the transaction. In connection with such transaction, the acquiring or surviving entity may provide for substitute or replacement awards on such terms as the Administrator determines, except that no such replacement or substitution will diminish any acceleration.

The Administrator may amend the 2004 Plan and any outstanding award, or may terminate the 2004 Plan as to any further grants, but no such amendment will effectuate a change, without shareholder approval, for which shareholder approval is required in order for the 2004 Plan to continue to qualify under Section 422 of the Internal Revenue Code.

Text of Amendment to Existing Equity Plans

In order to permit the Company to implement the Exchange Program in compliance with the 2004 Plan and the applicable NYSE listing rules, the Board approved an amendment to the 2004 Plan, subject to approval of the amendment by the Company's shareholders. The Company is seeking shareholder approval to amend the 2004 Plan to allow for the Exchange Program. The amendment would add a new Section 6(a)(10) to the 2004 Plan, which new section will read as follows:

> Notwithstanding any other provision of the Plan to the contrary, upon approval of the Company's shareholders, the Committee may provide for, and the Company may implement, an option exchange offer, pursuant to which certain outstanding Stock Options could, at the election of the Participant holding such Stock Option, be tendered to the Company for cancellation in exchange for the issuance of a lesser amount of Stock Options with a lower exercise price, provided that such option exchange offer is commenced within twelve months of the date of such shareholder approval.

Required Votes

This proposal to amend the 2004 Plan and to implement the Exchange Program will be approved by the Company's shareholders if the votes cast in favor of this proposal exceed the votes cast against the proposal. If the Company's shareholders do not approve this proposal, the Exchange Program will not be implemented.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE *FOR* THE ABOVE PROPOSAL

PROPOSAL THREE: RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The Company's Audit Committee has selected PricewaterhouseCoopers LLP as the independent registered public accountants of the Company for the current fiscal year. Management expects that representatives of PricewaterhouseCoopers LLP will be present at the Annual Meeting with the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

The affirmative vote of the holders of a majority of the common shares represented at the meeting in person or by proxy is necessary to ratify the selection of the Company's independent registered public accountants for the current year. Under applicable law, listing requirements and the Company's By-Laws, abstentions are counted as present; the effect of an abstention is the same as a "no" vote. Unless otherwise indicated, the persons named in the Proxy will vote all Proxies in favor of ratification. If the selection of PricewaterhouseCoopers LLP is not ratified, the Audit Committee will reconsider the selection of independent registered public accountants.

Even if the selection of PricewaterhouseCoopers LLP is ratified by shareholders, the Audit Committee in its discretion could decide to terminate the engagement of PricewaterhouseCoopers LLP and to engage another firm if the Committee determines such action to be necessary or desirable.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* RATIFICATION OF THE SELECTION OF PRICEWATERHOUSECOOPERS LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS OF THE COMPANY FOR THE CURRENT YEAR

OTHER MATTERS

Attending the Annual Meeting

The Annual Meeting will take place at Domino's Pizza's World Resource Center, 30 Frank Lloyd Wright Drive, Ann Arbor, Michigan 48105.

Shareholder Proposals Pursuant to Rule 14a-8

In order to be considered for inclusion in the proxy statement distributed to shareholders prior to the Annual Meeting of Shareholders in 2010, a shareholder proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 must be received by the Company no later than November 25, 2009 and must comply with the requirements of Rule 14a-8. Written requests for inclusion should be addressed to: Domino's Pizza, Inc., 30 Frank Lloyd Wright Drive, Ann Arbor, Michigan 48105 Attention: Adam J. Gacek, Corporate Secretary. It is suggested that you mail your proposal by certified mail, return receipt requested.

Shareholder Proposals other than Pursuant to Rule 14a-8

Under the Company's By-Laws any shareholder of record of Domino's Pizza entitled to vote for the election of directors may nominate candidates for election to the Board or present other business at an annual meeting if a written notice is received by the Secretary of Domino's Pizza at the Company's principal executive offices not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting. Such written notice must set forth: (i) as to each person whom the shareholder proposes to nominate for election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to the Securities Exchange Act of 1934, as amended, (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (ii) as to any other business to be brought before the meeting, (a) a brief description of the business, (b) the reasons for conducting such business and (c) any material interest in such business of such shareholder and the beneficial owner, if any, on whose behalf the proposal is made; and (iii) as to the shareholder and the beneficial owner, if any, on whose behalf the nomination or proposal is made, (a) the name and address of such shareholder and such beneficial owner and (b) the number of shares of common stock that are held of record by such shareholder and owned beneficially by such beneficial owner.

The deadline for receipt of timely notice of shareholder proposals for submission to the Domino's Pizza Annual Meeting of Shareholders without inclusion in the Company's 2009 Proxy Statement is February 28, 2010. Unless such notice is received by Domino's Pizza at its corporate headquarters, Attention: Adam J. Gacek, Corporate Secretary, on or before the foregoing date, proxies with respect to such meeting will confer discretionary voting authority with respect to any such matter.

Interested Persons and Shareholder Communications to the Board of Directors

Shareholders and interested persons may communicate with the Board or one or more Directors by sending a letter addressed to the Board or to any one or more Directors in care of Corporate Secretary, Domino's Pizza, Inc., 30 Frank Lloyd Wright Drive, Ann Arbor, Michigan 48105, in an envelope clearly marked "shareholder communication." The Corporate Secretary's office will forward such correspondence unopened to either Mr. Hightower or Mr. Rosenberg, or to another independent Director as the Board may specify from time to time, unless the envelope specifies that it should be delivered to another Director.

"Householding" of Proxy Materials

The Securities and Exchange Commission has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for shareholders and cost savings for companies. The Company and some brokers household proxy materials, delivering a single proxy statement to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker or the Company that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement, or if you are receiving multiple copies of the proxy statement and wish to receive only one, please notify your broker if your shares are held in a brokerage account or the Company if you hold registered shares. You can notify the Company by sending a written request to Domino's Pizza, Inc., Investor Relations, 30 Frank Lloyd Wright Drive, Ann Arbor, Michigan 48105, or calling Investor Relations at (734) 930-3008.

General Information

A copy of Form 10-K as filed with the Securities and Exchange Commission will be sent to any shareholder without charge upon written request addressed to Investor Relations, Domino's Pizza, Inc., 30 Frank Lloyd Wright Drive, Ann Arbor, Michigan 48105.

Management knows of no other business which may be properly brought before the Annual Meeting of Shareholders. However, if any other matters shall properly come before such meeting, it is the intention of the persons named in the enclosed form of Proxy to vote such Proxy in accordance with their best judgment on such matters.

It is important that Proxies be returned promptly. Therefore, whether or not you expect to attend the meeting in person, you are urged to fill in, sign and return the Proxy in the enclosed stamped, self-addressed envelope, or to vote electronically as described on page 1 of this proxy statement.

By order of the Board of Directors.

Adam J. Gacek
Secretary

Annex A

AMENDED DOMINO'S PIZZA 2004 EQUITY INCENTIVE PLAN

1. DEFINED TERMS

Exhibit A, which is incorporated by reference, defines the terms used in the Plan and sets forth certain operational rules related to those terms.

2. GENERAL

The Plan has been established to advance the interests of the Company by giving Stock-based and other incentives to selected Employees, directors and other persons (including both individuals and entities) who provide services to the Company or its Affiliates.

3. ADMINISTRATION

The Administrator has discretionary authority, subject only to the express provisions of the Plan, to interpret the Plan; determine eligibility for and grant Awards; determine, modify or waive the terms and conditions of any Award, except that the Administrator may not reduce the exercise price of an outstanding Option and may not, without the consent of the holder of an Award, take any action under this clause with respect to such Award if such action would adversely affect the rights of such holder; prescribe forms, rules and procedures (which it may modify or waive); and otherwise do all things necessary to carry out the purposes of the Plan. In the case of any Award intended to be eligible for the performance-based compensation exception under Section 162(m), the Administrator shall exercise its discretion consistent with qualifying the Award for such exception.

4. LIMITS ON AWARD UNDER THE PLAN

a. *Number of Shares.*

A maximum of 15,600,000 shares of Stock may be delivered in satisfaction of Awards under the Plan. The shares of Stock may be authorized, but unissued, or reacquired shares of Stock. For purposes of the preceding sentence, the following shares shall not be considered to have been delivered under the Plan: (i) shares remaining under an Award that terminates without having been exercised in full; (ii) shares of Restricted Stock that have been forfeited in accordance with the terms of the applicable Award; and (iii) shares held back, in satisfaction of the exercise price or tax withholding requirements, from shares that would otherwise have been delivered pursuant to an Award. The number of shares of Stock delivered under an Award shall be determined net of any previously acquired Shares tendered by the Participant in payment of the exercise price or of withholding taxes. A maximum of 1,000,000 shares of Stock may be issued as ISO Awards under the Plan.

b. *Type of Shares.*

Stock delivered by the Company under the Plan may be authorized but unissued Stock or previously issued Stock acquired by the Company and held in treasury. No fractional shares of Stock will be delivered under the Plan.

c. *Option & SAR Limits.*

The maximum number of shares of Stock for which Stock Options may be granted to any person in any calendar year, the maximum number of shares of Stock subject to SARs granted to any person in any calendar year and the aggregate maximum number of shares of Stock subject to other Awards that may be delivered to any person in any calendar year shall each be 1,000,000. For purposes of the preceding sentence, the repricing of a Stock Option or SAR shall be treated as a new grant to the extent required under Section 162(m). Subject to these limitations, each person eligible to participate in the Plan shall be eligible in any year to receive Awards covering up to the full number of shares of Stock then available for Awards under the Plan.

d. ***Other Award Limits.***

No more than $1,000,000 may be paid to any individual with respect to any Cash Performance Award. In applying the limitation of the preceding sentence: (A) multiple Cash Performance Awards to the same individual that are determined by reference to performance periods of one year or less ending with or within the same fiscal year of the Company shall be subject in the aggregate to one limit of such amount, and (B) multiple Cash Performance Awards to the same individual that are determined by reference to one or more multi-year performance periods ending in the same fiscal year of the Company shall be subject in the aggregate to a separate limit of such amount. With respect to any Performance Award other than a Cash Performance Award or a Stock Option or SAR, the maximum Award opportunity shall be 1,000,000 shares of Stock or their equivalent value in cash, subject to the limitations of Section 4.c.

5. ELIGIBILITY AND PARTICIPATION

The Administrator will select Participants from among those key Employees, directors and other individuals or entities providing services to the Company or its Affiliates who, in the opinion of the Administrator, are in a position to make a significant contribution to the success of the Company and its Affiliates. Eligibility for ISOs is further limited to those individuals whose employment status would qualify them for the tax treatment described in Sections 421 and 422 of the Code.

6. RULES APPLICABLE TO AWARDS

a. ***All Awards.***

(1) *Terms of Awards.* The Administrator shall determine the terms of all Awards subject to the limitations provided herein. In the case of an ISO, the term shall be ten (10) years from the date of grant or such shorter term as may be provided in the Award. Moreover, in the case of an ISO granted to a Participant who, at the time the ISO is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of capital stock of the Company or any Parent or Subsidiary, the term of the ISO shall be five (5) years from the date of grant or such shorter term as may be provided in the Award.

(2) *Performance Criteria.* Where rights under an Award depend in whole or in part on satisfaction of Performance Criteria, actions by the Company that have an effect, however material, on such Performance Criteria or on the likelihood that they will be satisfied will not be deemed an amendment or alteration of the Award.

(3) *Alternative Settlement.* The Company may at any time extinguish rights under an Award in exchange for payment in cash, Stock (subject to the limitations of Section 4) or other property on such terms as the Administrator determines, provided the holder of the Award consents to such exchange.

(4) *Transferability Of Awards.* Except as the Administrator otherwise expressly provides, Awards may not be transferred other than by will or by the laws of descent and distribution, and during a Participant's lifetime an Award requiring exercise may be exercised only by the Participant (or in the event of the Participant's incapacity, the person or persons legally appointed to act on the Participant's behalf).

(5) *Vesting, Etc.* Without limiting the generality of Section 3, the Administrator may determine the time or times at which an Award will vest (*i.e.,* become free of forfeiture restrictions) or become exercisable and the terms on which an Award requiring exercise will remain exercisable. Unless the Administrator expressly provides otherwise, immediately upon the cessation of the Participant's employment or other service relationship with the Company and its Affiliates an Award requiring exercise will cease to be exercisable and all Awards to the extent not already fully vested will be forfeited, except that:

(A) all Stock Options and SARs held by a Participant immediately prior to his or her death, to the extent then exercisable, will remain exercisable by such Participant's executor or administrator or the person or persons to whom the Stock Option or SAR is transferred by will or the applicable laws of descent and distribution, and to the extent not then exercisable will vest and become exercisable upon such Participant's death by such Participant's executor or administrator or the person or persons to whom the Stock Option or SAR is transferred by will or the applicable laws of descent and distribution, in each case for the lesser of (i) a one year period ending with the first anniversary of the Participant's death or (ii) the period ending on the latest date on which such Stock Option or SAR could have been exercised without regard to this Section 6.a.(5) and shall thereupon terminate; and

(B) all Stock Options and SARs held by the Participant immediately prior to the cessation of the Participant's employment or other service relationship for reasons other than death and except as provided in (C) below, to the extent then exercisable, will remain exercisable for the lesser of (i) a period of three months or (ii) the period ending on the latest date on which such Stock Option or SAR could have been exercised without regard to this Section 6.a.(5), and shall thereupon terminate.

Unless the Administrator expressly provides otherwise, a Participant's "employment or other service relationship with the Company and its Affiliates" will be deemed to have ceased, in the case of an employee Participant, upon termination of the Participant's employment with the Company and its Affiliates (whether or not the Participant continues in the service of the Company or its Affiliates in some capacity other than that of an employee of the Company or its Affiliates), and in the case of any other Participant, when the service relationship in respect of which the Award was granted terminates (whether or not the Participant continues in the service of the Company or its Affiliates in some other capacity).

(6) *Taxes.* The Administrator will make such provision for the withholding of taxes as it deems necessary. The Administrator may, but need not, hold back shares of Stock from an Award or permit a Participant to tender previously owned shares of Stock in satisfaction of tax withholding requirements, but not in excess of the minimum tax withholding rates applicable to the employee.

(7) *Dividend Equivalents, Etc.* The Administrator may provide for the payment of amounts in lieu of cash dividends or other cash distributions with respect to Stock subject to an Award.

(8) *Rights Limited.* Nothing in the Plan shall be construed as giving any person the right to continued employment or service with the Company or its Affiliates, or any rights as a shareholder except as to shares of Stock actually issued under the Plan. The loss of existing or potential profit in Awards will not constitute an element of damages in the event of termination of employment or service for any reason, even if the termination is in violation of an obligation of the Company or Affiliate to the Participant.

(9) *Section 162(m).* In the case of an Award intended to be eligible for the performance-based compensation exception under Section 162(m), the Plan and such Award shall be construed to the maximum extent permitted by law in a manner consistent with qualifying the Award for such exception.

(10) *Option Exchange Program.* Notwithstanding any other provision of the Plan to the contrary, upon approval of the Company's shareholders, the Committee may provide for, and the Company may implement, an option exchange offer, pursuant to which certain outstanding Stock Options could, at the election of the Participant holding such Stock Option, be tendered to the Company for cancellation in exchange for the issuance of a lesser amount of Stock Options with a lower exercise price, provided that such option exchange offer is commenced within twelve months of the date of such shareholder approval.

b. ***Awards Requiring Exercise.***

(1) ***Time And Manner Of Exercise.*** Unless the Administrator expressly provides otherwise, (a) an Award requiring exercise by the holder will not be deemed to have been exercised until the Administrator receives a written notice of exercise (in form acceptable to the Administrator) signed by the appropriate person and accompanied by any payment required under the Award; and (b) if the Award is exercised by any person other than the Participant, the Administrator may require satisfactory evidence that the person exercising the Award has the right to do so.

(2) *Exercise Price.* The Administrator shall determine the exercise price of each Stock Option provided that each Stock Option intended to qualify for the performance-based exception under Section 162(m) of the Code and each ISO must have an exercise price that is not less than the fair market value of the Stock subject to the Stock Option, determined as of the date of grant. An ISO granted to an Employee described in Section 422(b)(6) of the Code must have an exercise price that is not less than 110% of such fair market value.

(3) *Payment Of Exercise Price, If Any.* Where the exercise of an Award is to be accompanied by payment: (a) all payments will be by cash or check acceptable to the Administrator, or, if so permitted by the Administrator (with the consent of the optionee of an ISO if permitted after the grant), (i) through the delivery of shares of Stock which have been outstanding for at least six months (unless the Administrator approves a shorter period) and which have a fair market value equal to the exercise price, (ii) by delivery of an unconditional and irrevocable undertaking by a broker to deliver promptly to the Company sufficient funds to pay the exercise price, or (ii) by any combination of the foregoing permissible forms of payment; and (b) where shares of Stock issued under an Award are part of an original issue of shares, the Award shall require an exercise price equal to at least the par value of such shares.

(4) *ISOs.* No ISO may be granted under the Plan after June 1, 2014, but ISOs previously granted may extend beyond that date.

c. *Awards Not Requiring Exercise.*

Awards of Restricted Stock and Unrestricted Stock may be made in return for either (i) services determined by the Administrator to have a value not less than the par value of the Awarded shares of Stock, or (ii) cash or other property having a value not less than the par value of the Awarded shares of Stock payable in such combination and type of cash, other property (of any kind) or services as the Administrator may determine.

7. EFFECT OF CERTAIN TRANSACTIONS

a. *Mergers, Etc.*

In the event of a Covered Transaction, all outstanding Awards shall vest and if relevant become exercisable and all deferrals, other than deferrals of amounts that are neither measured by reference to nor payable in shares of Stock, shall be accelerated, immediately prior to the Covered Transaction and upon consummation of such Covered Transaction all Awards then outstanding and requiring exercise shall be forfeited unless assumed by an acquiring or surviving entity or its affiliate as provided in the following sentence. In the event of a Covered Transaction, unless otherwise determined by the Administrator, all Awards that are payable in shares of Stock and that have not been exercised, exchanged or converted, as applicable, shall be converted into and represent the right to receive the consideration to be paid in such Covered Transaction for each share of Stock into which such Award is exercisable, exchangeable or convertible, less the applicable exercise price or purchase price for such Award. In connection with any Covered Transaction in which there is an acquiring or surviving entity, the Administrator may provide for substitute or replacement Awards from, or the assumption of Awards by, the acquiring or surviving entity or its affiliates, any such substitution, replacement or assumption to be on such terms as the Administrator determines, provided that no such replacement or substitution shall diminish in any way the acceleration of Awards provided for in this section.

b. *Changes in and Distributions with Respect to the Stock.*

(1) *Basic Adjustment Provisions.* In the event of a stock dividend, stock split or combination of shares, recapitalization or other change in the Company's capital structure after May 11, 2004, the Administrator will make appropriate adjustments to the maximum number of shares that may be delivered under the Plan under Section 4.a., and will also make appropriate adjustments to the number and kind of shares of stock or securities subject to Awards then outstanding or subsequently granted, any exercise prices relating to Awards and any other provision of Awards affected by such change.

(2) ***Certain Other Adjustments.*** The Administrator may also make adjustments of the type described in paragraph (1) above to take into account distributions to common stockholders other than those provided for in Section 7.a. and 7.b.(1), or any other event, if the Administrator determines that adjustments are appropriate to avoid distortion in the operation of the Plan and to preserve the value of Awards made hereunder; *provided*, that no such adjustment shall be made to the maximum share limits described in Section 4.c. or 4.d., or otherwise to an Award intended to be eligible for the performance-based exception under Section 162(m), except to the extent consistent with that exception, nor shall any change be made to ISOs except to the extent consistent with their continued qualification under Section 422 of the Code.

(3) ***Continuing Application of Plan Terms.*** References in the Plan to shares of Stock shall be construed to include any stock or securities resulting from an adjustment pursuant to Section 7.b.(1) or 7.b.(2) above.

8. LEGAL CONDITIONS ON DELIVERY OF STOCK

The Company will not be obligated to deliver any shares of Stock pursuant to the Plan or to remove any restriction from shares of Stock previously delivered under the Plan until the Company's counsel has approved all legal matters in connection with the issuance and delivery of such shares; if the outstanding Stock is at the time of delivery listed on any stock exchange or national market system, the shares to be delivered have been listed or authorized to be listed on such exchange or system upon official notice of issuance; and all conditions of the Award have been satisfied or waived. If the sale of Stock has not been registered under the Securities Act of 1933, as amended, the Company may require, as a condition to exercise of the Award, such representations or agreements as counsel for the Company may consider appropriate to avoid violation of such Act. The Company may require that certificates evidencing Stock issued under the Plan bear an appropriate legend reflecting any restriction on transfer applicable to such Stock.

9. AMENDMENT AND TERMINATION

Subject to the last sentence of Section 3, the Administrator may at any time or times amend the Plan or any outstanding Award for any purpose which may at the time be permitted by law, or may at any time terminate the Plan as to any further grants of Awards; *provided,* that (except to the extent expressly required or permitted by the Plan) no such amendment will, without the approval of the stockholders of the Company, effectuate a change: (i) for which stockholder approval is required in order for the Plan to continue to qualify under Section 422 of the Code; (ii) for which stockholder approval is required under the Corporate Governance Laws of the New York Stock Exchange applicable to the Company; and (iii) for Awards to be eligible for the performance-based exception under Section 162(m).

In addition, the Administrator may take any action consistent with the terms of the Plan, either before or after an Award has been granted, which the Administrator deems necessary or advisable to comply with any government laws or regulatory requirements of a foreign country, including but not limited to, modifying or amending the terms and conditions governing any Awards, or establishing any local country plans as sub-plans to this Plan. Further, under all circumstances, the Administrator may make non-substantive administrative changes to the Plan as to conform with or take advantage of governmental requirements, statutes or regulations.

10. NON-LIMITATION OF THE COMPANY'S RIGHTS

The existence of the Plan or the grant of any Award shall not in any way affect the Company's right to Award a person bonuses or other compensation in addition to Awards under the Plan.

11. GOVERNING LAW

The Plan shall be construed in accordance with the laws of the State of Delaware.

EXHIBIT A

Definition of Terms

The following terms, when used in the Plan, shall have the meanings and be subject to the provisions set forth below:

"Administrator": The Board or, if one or more has been appointed, the Committee.

"Affiliate": Any corporation or other entity owning, directly or indirectly, 50% or more of the outstanding Stock of the Company, or in which the Company or any such corporation or other entity owns, directly or indirectly, 50% of the outstanding capital stock (determined by aggregate voting rights) or other voting interests.

"Award": Any or a combination of the following:

(i) Stock Options.

(ii) SARs.

(iii) Restricted Stock.

(iv) Unrestricted Stock.

(v) Deferred Stock.

(vi) Securities (other than Stock Options) that are convertible into or exchangeable for Stock on such terms and conditions as the Administrator determines.

(vii) Cash Performance Awards.

(viii) Performance Awards.

(ix) Grants of cash, or loans, made in connection with other Awards in order to help defray in whole or in part the economic cost (including tax cost) of the Award to the Participant.

"Board": The Board of Directors of the Company.

"Cash Performance Award": A Performance Award payable in cash. The right of the Company under Section 6.a.(3) to extinguish an Award in exchange for cash or the exercise by the Company of such right shall not make an Award otherwise not payable in cash a Cash Performance Award.

"Code": The U.S. Internal Revenue Code of 1986 as from time to time amended and in effect, or any successor statute as from time to time in effect.

"Committee": One or more committees of the Board which in the case of Awards granted to officers of the Company shall be comprised solely of two or more outside directors within the meaning of Section 162(m). Any Committee may delegate ministerial tasks to such persons (including Employees) as it deems appropriate.

"Company": Domino's Pizza, Inc.

"Covered Transaction": Any of (i) a consolidation or merger in which the Company is not the surviving corporation or which results in the acquisition of all or substantially all of the Company's then outstanding common stock by a single person or entity or by a group of persons and/or entities acting in concert, (ii) a sale or transfer of all or substantially all the Company's assets, or (iii) a dissolution or liquidation of the Company.

"Deferred Stock": A promise to deliver Stock or other securities in the future on specified terms.

"Employee": Any person who is employed by the Company or an Affiliate.

"ISO": A Stock Option intended to be an "incentive stock option" within the meaning of Section 422 of the Code. No Stock Option Awarded under the Plan will be an ISO unless the Administrator expressly provides for ISO treatment.

"Parent": A "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

"Participant": An Employee, director or other person providing services to the Company or its Affiliates who is granted an Award under the Plan.

"Performance Award": An Award subject to Performance Criteria. The Committee in its discretion may grant Performance Awards that are intended to qualify for the performance-based compensation exception under Section 162(m) and Performance Awards that are not intended so to qualify.

"Performance Criteria": Specified criteria the satisfaction of which is a condition for the exercisability, vesting or full enjoyment of an Award. For purposes of Performance Awards that are intended to qualify for the performance-based compensation exception under Section 162(m), a Performance Criterion shall mean an objectively determinable measure of performance relating to any of the following (determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof): (i) sales; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, amortization or other items, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital or assets; one or more operating ratios; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; stock price; stockholder return; network deployment; sales of particular products or services; customer acquisition, expansion and retention; or any combination of the foregoing; or (ii) acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; recapitalizations, restructurings, financings (issuance of debt or equity) and refinancings; transactions that would constitute a change of control; or any combination of the foregoing. A Performance Criterion measure and targets with respect thereto determined by the Administrator need not be based upon an increase, a positive or improved result or avoidance of loss.

"Plan": The Domino's Pizza, Inc. 2004 Equity Incentive Plan, as from time to time amended and in effect.

"Restricted Stock": An Award of Stock subject to restrictions requiring that such Stock be redelivered to the Company if specified conditions are not satisfied.

"Section 162(m)": Section 162(m) of the Code.

"SARs": Rights entitling the holder upon exercise to receive cash or Stock, as the Administrator determines, equal to a function (determined by the Administrator using such factors as it deems appropriate) of the amount by which the Stock has appreciated in value since the date of the Award.

"Stock": Common Stock of the Company, par value $ .01 per share.

"Stock Options": Options entitling the recipient to acquire shares of Stock upon payment of the exercise price.

"Subsidiary": A "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.

"Unrestricted Stock": An Award of Stock not subject to any restrictions under the Plan.

Domino's Pizza, Inc.
Officers and Directors

Executive Officers

David A. Brandon
Chairman of the Board, Chief Executive Officer and Director

Wendy A. Beck
Executive Vice President of Finance and Chief Financial Officer

J. Patrick Doyle
President, Domino's U.S.A.

Scott R. Hinshaw
Executive Vice President of Franchise Operations and Franchise Development

Michael T. Lawton
Executive Vice President of International

Lynn M. Liddle
Executive Vice President of Communications and Investor Relations

Christopher K. McGlothlin
Executive Vice President and Chief Information Officer

L. David Mounts
Executive Vice President of Supply Chain Services

Kenneth B. Rollin
Executive Vice President and General Counsel

Ahsahn M. Sheikh
Executive Vice President of Team U.S.A.

James G. Stansik
Executive Vice President of Franchise Relations

Russell J. Weiner
Executive Vice President of Build the Brand and Chief Marketing Officer

Patricia A. Wilmot
Executive Vice President of PeopleFirst

Outside Directors

Andrew B. Balson
Director

Diana F. Cantor
Director

Vernon "Bud" O. Hamilton
Director

Dennis F. Hightower
Director

Mark E. Nunnelly
Director

Robert M. Rosenberg
Director

ATTN: CORPORATE SECRETARY
30 FRANK LLOYD WRIGHT DRIVE
ANN ARBOR, MI 48105

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on April 27, 2009. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS
As a shareholder, if you would like to reduce the costs incurred by Domino's Pizza, Inc. in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on April 27, 2009. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Domino's Pizza, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: DOMPZ1 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DOMINO'S PIZZA, INC.

The Board of Directors recommends a vote FOR the nominees, FOR the amendment of the 2004 Equity Incentive Plan and the Stock Option Exchange Program and FOR the ratification of the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accountants for the current year.

Vote on Directors

1. Election of Directors:

NOMINEES:
01 David A. Brandon
02 Mark E. Nunnelly
03 Diana F. Cantor

For All ☐ **Withhold All** ☐ **For All Except** ☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Vote on Proposal

	For	Against	Abstain
2. Approval of the amendment to the Domino's Pizza, Inc. 2004 Equity Incentive Plan and implementation of the Stock Option Exchange Program.	☐	☐	☐
3. Ratification of the selection of PricewaterhouseCoopers LLP as the independent registered public accountants of the Company for the current year.	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting.

I hereby revoke all proxies heretofore given by me to vote at said meeting or any adjournments thereof.

Note: Please sign exactly as your name or names appear(s) on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

For address changes and/or comments, please check this box and write them on the back where indicated. ☐

Please indicate if you plan to attend this meeting. ☐ Yes ☐ No

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

↓ **Please detach and mail in the envelope provided IF you are not voting via telephone or the Internet.** ↓

DOMINO'S PIZZA, INC.

**PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
OF THE COMPANY FOR THE ANNUAL MEETING
April 28, 2009
10:00 a.m. ET**

The undersigned hereby constitutes and appoints David A. Brandon, Wendy A. Beck and Adam J. Gacek, and each of them, their true and lawful agents and proxies with full power of substitution in each, to represent the undersigned at the Annual Meeting of Shareholders of Domino's Pizza, Inc. to be held at 30 Frank Lloyd Wright Drive, Ann Arbor, Michigan 48105, on Tuesday, April 28, 2009, and at any adjournments thereof, on all matters coming before said meeting.

You are encouraged to specify your choices by marking the appropriate boxes, SEE REVERSE SIDE, but you need not mark any boxes if you wish to vote in accordance with the Board of Directors' recommendations. The proxies cannot vote these shares unless you either sign and return this card or vote electronically.

This proxy, when properly executed, will be voted in the manner directed herein. If no direction is made, this proxy will be voted FOR the election of directors, FOR the approval of the amendment to the Domino's Pizza, Inc. 2004 Equity Incentive Plan and implementation of the Stock Option Exchange Program, and FOR the ratification of the selection of PricewaterhouseCoopers LLP as the independent registered public accountants of the Company for the current year.

Address Changes/Comments: ______________________________

____

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)

(Continued and to be signed on the reverse side)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)
[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 28, 2008

OR

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File Number 001-32242

Domino's Pizza, Inc.

(Exact name of registrant as specified in its charter)

DELAWARE	**38-2511577**
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer Identification number)

30 Frank Lloyd Wright Drive
Ann Arbor, Michigan 48106
(Address of principal executive offices)

(734) 930-3030
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class:	Name of each exchange on which registered:
Domino's Pizza, Inc. Common Stock, $0.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer (as defined in Rule 405 of the Act): Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act: Yes [ ] No [X]

Indicate by check mark whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K: [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act): Yes [ ] No [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company (as defined in Rule 12b-2 of the Exchange Act): Check one:
Large accelerated filer [X] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [ ]

The aggregate market value of the voting and non-voting stock held by non-affiliates of Domino's Pizza, Inc. as of June 15, 2008 computed by reference to the closing price of Domino's Pizza, Inc.'s Common Stock on the New York Stock Exchange on such date was $523,471,468.

As of February 17, 2009, Domino's Pizza, Inc. had 57,177,117 shares of Common Stock, par value $0.01 per share, outstanding.

Documents incorporated by reference:

Portions of the definitive proxy statement to be furnished to shareholders of Domino's Pizza, Inc. in connection with the annual meeting of shareholders to be held on April 28, 2009 are incorporated by reference into Part III.

TABLE OF CONTENTS

Part I

Item 1. Business.

Overview

Domino's Pizza, Inc. (referred to as the "Company," "Domino's" or in the first person notations of "we," "us" and "our") is the number one pizza delivery company in the United States, based on reported consumer spending, and has a leading presence internationally. On average, over one million pizzas are sold each day throughout the system, with deliveries covering approximately ten million miles per week. We pioneered the pizza delivery business and have built the Domino's Pizza® brand into one of the most widely recognized consumer brands in the world. Together with our franchisees, we have supported the Domino's Pizza® brand with an estimated $1.4 billion in domestic advertising spending over the past five years. We operate through a network of 8,773 Company-owned and franchise stores, located in all 50 states and in more than 60 countries. In addition, we operate 17 regional dough manufacturing and supply chain centers in the contiguous United States and six dough manufacturing and supply chain centers outside the contiguous United States. The foundation of our system-wide success and leading market position is our strong relationships with our franchisees, comprised of over 2,000 owner-operators dedicated to the success of the Domino's Pizza® brand.

Over our 48-year history, we have developed a simple business model focused on our core strength of delivering quality pizza in a timely manner. This business model includes a delivery-oriented store design with low capital requirements, a focused menu of pizza and complementary side items, committed owner-operator franchisees and a vertically-integrated supply chain system. Our earnings are driven largely from retail sales at our franchise stores, which generate royalty payments and supply chain revenues to us. We also generate earnings through retail sales at our Company-owned stores.

We operate our business in three segments: domestic stores, domestic supply chain and international.

- *Domestic stores.* The domestic stores segment, which is comprised of 4,558 franchise stores and 489 Company-owned stores, generated revenues of $511.6 million and income from operations of $126.9 million during 2008.
- *Domestic supply chain.* Our domestic supply chain segment, which manufactures dough, processes vegetables and distributes food, equipment and supplies to all of our Company-owned stores and over 99% of our domestic franchise stores, generated revenues of $771.1 million and income from operations of $47.1 million during 2008.
- *International.* Our international segment oversees 3,726 franchise stores outside the contiguous United States. It also manufactures dough and distributes food and supplies in a limited number of these markets. During 2008, our international segment generated revenues of $142.4 million, of which approximately 51% resulted from the collection of franchise royalties and fees, and generated income from operations of $63.9 million, of which approximately 93% resulted from the collection of franchise royalties and fees.

On a consolidated basis, we generated revenues of more than $1.4 billion and income from operations (after deducting $42.9 million of unallocated corporate and other expenses) of $195.0 million in 2008. Net income was $54.0 million in 2008. We have been able to increase our income from operations over the past five years through global retail sales growth and the net addition of over 1,300 stores worldwide. This growth was achieved with capital expenditures by us that generally range between only $20.0 million to $30.0 million on an annualized basis, since a significant portion of our earnings are derived from retail sales by our franchisees.

During 2007, the Company completed a recapitalization transaction (the "2007 Recapitalization"), consisting of (i) $1.7 billion of borrowings of fixed rate notes, (ii) a stock tender offer resulting in the purchase of 2,242 shares of the Company's common stock at a purchase price of $30.00 per share, (iii) the purchase and retirement at a premium of all the outstanding Domino's, Inc. 8 ¼% senior subordinated notes due 2011, (iv) the repayment of all outstanding borrowings under its senior credit facility, and (v) a $13.50 per share special cash dividend to shareholders and related anti-dilution payments and adjustments to certain option holders.

Additionally, in 2007 the Board of Directors approved an open market share repurchase program for up to $200.0 million of the Company's common stock, to be funded by future free cash flow and borrowings available under our variable funding notes. During 2007 and 2008, the Company repurchased 3,614,310 and 3,369,522 shares of common stock for approximately $54.4 million and $42.9 million, respectively. The Company has approximately $102.7 million remaining under the open market share repurchase program.

Our history

We have been delivering quality, affordable pizza to our customers since 1960 when brothers Thomas and James Monaghan borrowed $900 and purchased a small pizza store in Ypsilanti, Michigan. Since that time, our store count and geographic reach have grown substantially. We opened our first franchise store in 1967, our first international store in 1983 and, by 1998, we had expanded to over 6,200 stores, including more than 1,700 international stores, on six continents. During 2005, we opened our 8,000th store worldwide. At December 28, 2008, we had 8,773 stores worldwide in more than 60 countries.

In 1998, an investor group led by investment funds associated with Bain Capital, LLC completed a recapitalization through which the investor group acquired a 93% controlling economic interest in our Company from Thomas Monaghan and his family. At the time of the recapitalization, Mr. Monaghan retired, and, in March 1999, David A. Brandon was named our Chairman and Chief Executive Officer. In 2004, Domino's Pizza, Inc. completed its initial public offering (the "IPO") and now trades on the New York Stock Exchange under the ticker symbol "DPZ."

Our company was founded in 1960. TISM, Inc., a Michigan corporation and our predecessor, operated through its wholly-owned subsidiary, Domino's Pizza LLC, a Michigan limited liability company. In connection with the IPO, TISM, Inc. reincorporated in Delaware under the name Domino's Pizza, Inc.

Industry overview

In this document, we rely on and refer to information regarding the U.S. quick service restaurant, or QSR, sector, the U.S. QSR pizza category and its components and competitors (including us) from the CREST report prepared by The NPD Group, as well as market research reports, analyst reports and other publicly-available information. Although we believe this information to be reliable, we have not independently verified it. Domestic sales information relating to the QSR sector, U.S. QSR pizza category and U.S. pizza delivery and carry-out represent reported consumer spending obtained by The NPD Group's CREST report from consumer surveys. This information relates to both our Company-owned and franchise stores. Unless otherwise indicated, all U.S. industry data included in this document is based on reported consumer spending obtained by The NPD Group's CREST report from consumer surveys.

The U.S. QSR pizza category is large and fragmented. With sales of $33.9 billion in the twelve months ended November 2008, the U.S. QSR pizza category is the second largest category within the $230.3 billion U.S. QSR sector. The U.S. QSR pizza category is primarily comprised of delivery, dine-in and carry-out.

We operate primarily within U.S. pizza delivery. Its $10.9 billion of sales accounted for 32% of total U.S. QSR pizza category sales in the twelve months ended November 2008. We and our top two competitors account for approximately 47% of U.S. pizza delivery, based on reported consumer spending, with the remaining 53% attributable to regional chains and individual establishments.

We also compete in carry-out, which together with pizza delivery are the largest components of the U.S. QSR pizza category. U.S. carry-out pizza had $13.8 billion of sales in the twelve months ended November 2008 and while our primary focus is on pizza delivery, we are also favorably positioned to compete in carry-out given our strong brand, convenient store locations and quality, affordable menu offerings.

In contrast to the United States, international pizza delivery is relatively underdeveloped, with only Domino's and one other competitor having a significant global presence. We believe that demand for international pizza delivery is large and growing, driven by international consumers' increasing emphasis on convenience.

Our competitive strengths

We believe that our competitive strengths include the following:

- ***Strong and proven growth and earnings model.*** Over our 48-year history, we have developed a focused growth and earnings model. This model is anchored by strong store-level economics, which provide an entrepreneurial incentive for our franchisees and generate demand for new stores. Our franchise system, in turn, has produced strong and consistent earnings for us through royalty payments and supply chain revenues, with minimal associated capital expenditures by us.
    - ***Strong store-level economics.*** We have developed a cost-efficient store model, characterized by a delivery and carry-out oriented store design, with low capital requirements and a focused menu of quality, affordable pizza and complementary side items. At the store level, we believe that the simplicity and efficiency of our operations give us significant advantages over our competitors who in many cases also focus on dine-in.

Our domestic stores, and the majority of our international stores, do not offer dine-in areas and thus do not require expensive restaurant facilities and staffing. In addition, our focused menu of pizza and complementary side items simplifies and streamlines our production and delivery processes and maximizes economies of scale on purchases of our principal ingredients. As a result of our focused business model and menu, our stores are small (averaging approximately 1,000 to 1,300 square feet) and inexpensive to build, furnish and maintain as compared to many other QSR franchise opportunities. The combination of this efficient store model and strong store sales volume has resulted in strong store-level financial returns and makes Domino's Pizza an attractive business opportunity for existing and prospective franchisees.

- ***Strong and well-diversified franchise system.*** We have developed a large, global, diversified and committed franchise network that is a critical component of our system-wide success and our leading position in pizza delivery. As of December 28, 2008, our franchise store network consisted of 8,284 stores, 55% of which were located in the contiguous United States. In the United States, only six franchisees operate more than 50 stores, including our largest domestic franchisee, which operates 144 stores. Our domestic franchisees, on average, operate between three and four stores. We generally require our domestic franchisees to forego active, outside business endeavors, aligning their interests with ours and making the success of each Domino's Pizza franchise of critical importance to our franchisees.

  In addition, we generally share 50% of the pre-tax profits generated by our regional dough manufacturing and supply chain centers with those domestic franchisees who agree to purchase all of their food from our supply chain system. These arrangements strengthen our ties with our franchisees by enhancing their profitability while providing us with a continuing source of revenues and earnings. This arrangement also provides incentives for franchisees to work closely with us to reduce costs. We believe our strong, mutually-beneficial franchisee relationships are evidenced by the over 99% voluntary participation in our domestic supply chain system, our over 99% domestic franchise contract renewal rate and our over 99% collection rate on domestic franchise royalty and domestic supply chain receivables.

  Internationally, we have also been able to grow our franchise network by attracting franchisees with business experience and local market knowledge. We generally use our master franchise model, which provides our international franchisees with exclusive rights to operate stores or sub-franchise our well-recognized Domino's Pizza® brand name in specific, agreed-upon market areas. From year-end 2003 through 2008, we grew our international franchise network 48%, from 2,523 stores to 3,726 stores. Our largest master franchisee operates 729 stores in five markets, which accounts for approximately 20% of our total international store count.

- ***Strong cash flow and earnings stream.*** A substantial percentage of our earnings are generated by our committed, owner-operator franchisees through royalty payments and revenues to our vertically-integrated supply chain system.

  We believe that our store economics have led to a strong, well diversified franchise system. This established franchise system has produced strong cash flow and earnings for us, enabling us to invest in the Domino's Pizza® brand and our stores, pay significant dividends, repurchase shares of our common stock and deliver attractive returns to our stockholders.

- ***#1 pizza delivery company in the United States with a leading international presence.*** We are the number one pizza delivery company in the United States with a 17.5% share based on reported consumer spending. With 5,047 stores located in the contiguous United States, our domestic store delivery areas cover a majority of U.S. households. Our share position and scale allow us to leverage our purchasing power, supply chain strength and advertising investment across our store base. We also believe that our scale and market coverage allow us to effectively serve our customers' demands for convenience and timely delivery.

  Outside the United States, we have significant share positions in the key markets in which we compete, including, among other countries, Mexico, where we are the largest QSR company in terms of store count in any QSR category, the United Kingdom, Australia, South Korea, Canada, India, Japan, France and Taiwan. Our top ten international markets, based on store count, accounted for approximately 80% of our international retail sales in 2008. We believe we have a leading presence in these markets.

- ***Strong brand awareness.*** We believe our Domino's Pizza® brand is one of the most widely-recognized consumer brands in the world. We believe consumers associate our brand with the timely delivery of quality, affordable pizza and complementary side items. Over the past five years, our domestic franchise and Company-owned stores have invested an estimated $1.4 billion on national, local and co-operative advertising in the United States. Our Domino's Pizza® brand has been routinely named a MegaBrand by *Advertising Age*. We continue to reinforce our brand with extensive advertising through television, radio, print and web-based promotions. We have also enhanced the strength of our brand through marketing affiliations with brands such as Coca-Cola®.

We believe that our brand is particularly strong among pizza consumers for whom a meal is a fairly spontaneous event. In these situations, we believe that service and product quality are the consumers' priorities. We believe that well established demographic and lifestyle trends will drive continuing emphasis on convenience and will, therefore, continue to play into our brand's strength.

- ***Internal dough manufacturing and supply chain system.*** In addition to generating significant revenues and earnings, we believe that our vertically integrated dough manufacturing and supply chain system enhances the quality and consistency of our products, enhances our relationships with franchisees, leverages economies of scale to offer lower costs to our stores and allows our store managers to better focus on store operations and customer service by relieving them of the responsibility of mixing dough in the stores.

  In 2008, we made approximately 575,000 full-service food deliveries to our domestic stores, or between two and three deliveries per store, per week, with a delivery accuracy rate of approximately 99%. All of our Company-owned and over 99% of our domestic franchise stores purchase all of their food and supplies from us. This is accomplished through our network of 17 regional dough manufacturing and supply chain centers, each of which is generally located within a one-day delivery radius of the stores it serves, and a leased fleet of over 400 tractors and trailers. Additionally, we supply our domestic and international franchisees with equipment and supplies through our equipment and supply center, which we operate as part of our domestic supply chain segment. Our equipment and supply center sells and delivers a full range of products, including ovens and uniforms. We also supply certain of our domestic stores with ingredients that are processed at our vegetable processing supply chain center, which we operate as part of our domestic supply chain segment.

  Because we source the food for substantially all of our domestic stores, our domestic supply chain segment enables us to leverage and monitor our strong supplier relationships to achieve the cost benefits of scale and to ensure compliance with our rigorous quality standards. In addition, the "one-stop shop" nature of this system, combined with our delivery accuracy, allows our store managers to eliminate a significant component of the typical "back-of-store" activity that many of our competitors' store managers must undertake.

Our business strategy

We intend to achieve further growth and strengthen our competitive position through the continued implementation of our business strategy, which includes the following key elements:

- ***Continue to execute on our mission statement.*** Our mission statement is "Exceptional franchisees and team members on a mission to be the best pizza delivery company in the world." We implement this mission statement by following a business strategy that:

  - puts franchisees and Company-owned stores at the foundation of all our thinking and decisions;
  - emphasizes our ability to select, develop and retain exceptional team members and franchisees;
  - provides a strong infrastructure to support our stores; and
  - builds excellent store operations to create loyal customers.

  We adhere to the following guiding principles, which are based on the concept of one united brand, system and team:

  - putting people first;
  - demanding integrity;
  - striving to make every customer a loyal customer;
  - delivering with smart hustle and positive energy; and
  - winning by improving results every day.

- ***Grow our leading position in an attractive industry.*** U.S. pizza delivery and carry-out are the largest components of the U.S. QSR pizza category. They are also highly fragmented. Pizza delivery, through which a majority of our retail sales are generated, had sales of $10.9 billion in the twelve months ended November 2008. As the leader in U.S. pizza delivery, we believe that our convenient store locations, simple operating model, widely-recognized brand and efficient supply chain system are competitive advantages that position us to capitalize on future growth.

  Carry-out had $13.8 billion of sales in the twelve months ended November 2008. While our primary focus is on pizza delivery, we are also favorably positioned as a leader in carry-out given our strong brand, convenient store locations and quality, affordable menu offerings.

- ***Leverage our strong brand awareness.*** We believe that the strength of our Domino's Pizza® brand makes us one of the first choices of consumers seeking a convenient, quality and affordable meal. We intend to continue to promote our brand name and enhance our reputation as the leader in pizza delivery. In 2007 we launched the campaign, "You Got 30 Minutes™," which built on the Company's 30-minute delivery heritage.

  In 2007 and 2008, each of our domestic stores contributed 4% of their retail sales to our advertising fund for national advertising in addition to contributions for market-level advertising. Additionally, for 2007 our domestic stores within active co-operatives elected to allocate an additional 1% of their advertising contributions to support national advertising initiatives.

  We intend to leverage our strong brand by continuing to introduce innovative, consumer-tested and profitable new product varieties (such as Domino's Brooklyn Style Pizza and Domino's Oven Baked Sandwiches), complementary side items (such as buffalo wings, cheesy bread, Domino's Buffalo Chicken Kickers® and Cinna Stix®) and value promotions as well as through marketing affiliations with brands such as Coca-Cola®. Additionally, we may from time-to-time partner with other organizations in an effort to promote the Domino's Pizza® brand. We believe these opportunities, when coupled with our scale and share leadership, will allow us to grow our position in U.S. pizza delivery.

- ***Expand and optimize our domestic store base.*** We plan to continue expanding our base of domestic stores to take advantage of the attractive growth opportunities in U.S. pizza delivery. We believe that our scale allows us to expand our store base with limited marketing, distribution and other incremental infrastructure costs. Additionally, our franchise-oriented business model allows us to expand our store base with limited capital expenditures and working capital requirements. While we plan to expand our traditional domestic store base primarily through opening new franchise stores, we will also continually evaluate our mix of Company-owned and franchise stores and strategically acquire franchise stores and refranchise Company-owned stores.

- ***Continue to grow our international business.*** We believe that pizza has global appeal and that there is strong and growing international demand for delivered pizza. We have successfully built a broad international platform, almost exclusively through our master franchise model, as evidenced by our 3,726 international stores in more than 60 countries. We believe that we continue to have significant long-term growth opportunities in international markets where we have established a leading presence. In our current top ten international markets, we believe that our store base in total for these ten markets is approximately half of the total long-term potential store base in those markets. Generally, we believe we will achieve long-term growth internationally as a result of the favorable store-level economics of our business model, the growing international demand for delivered pizza and the strong global recognition of the Domino's Pizza® brand. Our international stores have produced positive quarterly same store sales growth for 60 consecutive quarters.

Store operations

We believe that our focused and proven store model provides a significant competitive advantage relative to many of our competitors who focus on multiple components of the pizza category, particularly dine-in. We have been focused on pizza delivery for 48 years. Because our domestic stores and most of our international stores do not offer dine-in areas, they typically do not require expensive real estate, are relatively small and are relatively inexpensive to build and equip. Our stores also benefit from lower maintenance costs, as store assets have long lives and updates are not frequently required. Our simple and efficient operational processes, which we have refined through continuous improvement, include:

- strategic store locations to facilitate delivery service;
- production-oriented store designs;
- product and process innovations;
- a focused menu;
- efficient order taking, production and delivery;
- Domino's PULSE™ point-of-sale system; and
- a comprehensive store audit program.

Strategic store locations to facilitate delivery service

We locate our stores strategically to facilitate timely delivery service to our customers. The majority of our domestic stores are located in populated areas in or adjacent to large or mid-size cities, or on or near college campuses. We use geographic information software, which incorporates variables such as traffic volumes, competitor locations, household demographics and visibility, to evaluate and identify potential store locations and new markets.

Production-oriented store designs

Our typical store is relatively small, occupying approximately 1,000 to 1,300 square feet, and is designed with a focus on efficient and timely production of consistently high quality pizza for delivery. The store layout has been refined over time to provide an efficient flow from order taking to delivery. Our stores are primarily production facilities and, accordingly, do not typically have a dine-in area.

Product and process innovations

Our 48 years of experience and innovative culture have resulted in numerous new product and process developments that increase both quality and efficiency. These include our efficient, vertically-integrated supply chain system, a sturdier corrugated pizza box and a mesh screen that helps cook pizza crust more evenly. The Domino's HeatWave® hot bag, which was introduced in 1998, keeps our pizzas hot during delivery. We also continue to introduce new products such as Domino's Oven Baked Sandwiches, which we launched in 2008. Additionally, we have added a number of complementary side items to our menu such as buffalo wings, Domino's Buffalo Chicken Kickers®, bread sticks, cheesy bread and Cinna Stix®.

Focused menu

We maintain a focused menu that is designed to present an attractive, quality offering to customers, while minimizing order errors, and expediting the order taking and food preparation processes. Our basic menu has three choices for pizza products: pizza type, pizza size and pizza toppings. Most of our stores carry two or three sizes of Traditional Hand-Tossed, Ultimate Deep Dish, Brooklyn Style and Crunchy Thin Crust pizza. During 2008, we added the new Domino's Oven Baked Sandwiches to our menu that are available in four main varieties. Our typical store also offers buffalo wings, Domino's Buffalo Chicken Kickers®, bread sticks, cheesy bread, Cinna Stix® and Coca-Cola® soft drink products. We also occasionally offer other products on a promotional basis. We believe that our focused menu creates a strong identity among consumers, improves operating efficiency and maintains food quality and consistency.

Efficient order taking, production and delivery

Each store executes an operational process that includes order taking, pizza preparation, cooking (via automated, conveyor-driven ovens), boxing and delivery. The entire order taking and pizza production process is designed for completion in approximately 12-15 minutes. These operational processes are supplemented by an extensive employee training program designed to ensure world-class quality and customer service. It is our priority to ensure that every Domino's store operates in an efficient, consistent manner while maintaining our high standards of food quality and team member safety.

Domino's PULSE™ point-of-sale system

Our computerized management information systems are designed to improve operating efficiencies, provide corporate management with timely access to financial and marketing data and reduce store and corporate administrative time and expense. We have installed Domino's PULSE™, our proprietary point-of-sale system, in every Company-owned store in the United States and significantly all of our domestic franchise stores. Some enhanced features of Domino's PULSE™ over our previous point-of-sale system include:

- touch screen ordering, which improves accuracy and facilitates more efficient order taking;
- a delivery driver routing system, which improves delivery efficiency;
- improved administrative and reporting capabilities, which enable store managers to better focus on store operations and customer satisfaction; and
- enhanced online ordering capability, including Pizza Tracker which was introduced in 2007.

We require our domestic franchisees to install Domino's PULSE™ and are in the process of installing Domino's PULSE™ in the remaining domestic franchise stores. Additionally, we have installed Domino's PULSE™ in over 1,000 international franchise stores.

Comprehensive store audit program

We utilize a comprehensive store audit program to ensure that our stores are meeting both our stringent standards as well as the expectations of our customers. The audit program focuses primarily on the quality of the pizza the store is producing, the customer service the store is providing and the condition of the store as viewed by the customer. We believe that this store audit program is an integral part of our strategy to maintain high standards in our stores.

Segment overview

We operate in three business segments:

- *Domestic stores.* Our domestic stores segment consists of our domestic franchise operations, which oversee our network of 4,558 franchise stores located in the contiguous United States, and our domestic Company-owned store operations, which operate our network of 489 Company-owned stores located in the contiguous United States;
- *Domestic supply chain.* Our domestic supply chain segment operates 17 regional dough manufacturing and food supply chain centers, one supply chain center providing equipment and supplies to certain of our domestic and international stores and one vegetable processing supply chain center; and
- *International.* Our international segment oversees our network of 3,726 international franchise stores in more than 60 countries. Our international segment also distributes food to a limited number of markets from six dough manufacturing and supply chain centers in Alaska, Hawaii and Canada (four).

Domestic stores

During 2008, our domestic stores segment accounted for $511.6 million, or 36%, of our consolidated revenues. Our domestic franchises are operated by entrepreneurs who own and operate an average of three to four stores. Only six of our domestic franchisees operate more than 50 stores, including our largest domestic franchisee, which operates 144 stores. Our principal sources of revenues from domestic store operations are Company-owned store sales and royalty payments based on retail sales by our franchisees. Our domestic network of Company-owned stores also plays an important strategic role in our predominantly franchised operating structure. In addition to generating revenues and earnings, we use our domestic Company-owned stores as test sites for new products and promotions as well as store operational improvements and as forums for training new store managers and prospective franchisees. We also believe that our domestic Company-owned stores add to the economies of scale available for advertising, marketing and other costs that are primarily borne by our franchisees. While we continue to be primarily a franchised business, we continually evaluate our mix of domestic Company-owned and franchise stores in an effort to optimize our profitability.

Our domestic Company-owned store operations are divided into eleven geographic areas located throughout the contiguous United States while our domestic franchise operations are divided into four regions. Our team members within these areas provide direct supervision over our domestic Company-owned stores; provide training, store operational audits and marketing services; and provide financial analysis and store development services to our franchisees. We maintain a close relationship with our franchise stores through regional franchise teams, an array of computer-based training materials that help franchise stores comply with our standards and franchise advisory groups that facilitate communications between us and our franchisees.

Domestic supply chain

During 2008, our domestic supply chain segment accounted for $771.1 million, or 54%, of our consolidated revenues. Our domestic supply chain segment is comprised of dough manufacturing and supply chain centers that manufacture fresh dough on a daily basis and purchase, receive, store and deliver quality pizza-related food products and complementary side items to all of our Company-owned stores and over 99% of our domestic franchise stores. Each regional dough manufacturing and supply chain center serves approximately 300 stores, generally located within a one-day delivery radius. We regularly supply approximately 5,000 stores with various supplies and ingredients, of which, eight product groups account for over 90% of the volume. Our domestic supply chain segment made approximately 575,000 full-service deliveries in 2008 or between two and three deliveries per store, per week; and we produced over 273 million pounds of dough during 2008.

We believe that our franchisees voluntarily choose to obtain food, supplies and equipment from us because we provide the most efficient, convenient and cost-effective alternative, while also providing both quality and consistency. In addition, our domestic supply chain segment offers a profit-sharing arrangement to stores that purchase all of their food from our domestic dough manufacturing and supply chain centers. This profit-sharing arrangement generally provides domestic Company-owned stores and participating franchisees with 50% of their regional supply chain center's pre-tax profits. Profits are shared with the franchisees based upon each franchisee's purchases from our supply chain centers. We believe these arrangements strengthen our ties with these franchisees.

The information systems used by our domestic dough manufacturing and supply chain centers are an integral part of the quality service we provide our stores. We use routing strategies and software to optimize our daily delivery schedules, which maximizes on-time deliveries. Through our strategic dough manufacturing and supply chain center locations and proven routing systems, we achieved delivery accuracy rates of approximately 99% during 2008. Our supply chain center drivers unload food and supplies and stock store shelves typically during non-peak store hours, which minimizes disruptions in store operations.

International

During 2008, our international segment accounted for $142.4 million, or 10%, of our consolidated revenues. We have 592 franchise stores in Mexico, representing the largest presence of any QSR company in Mexico, 512 franchise stores in the United Kingdom, 412 franchise stores in Australia, 305 franchise stores in South Korea, 296 franchise stores in Canada, 227 franchise stores in India and over 100 franchise stores in each of Japan, France, Taiwan and Turkey. The principal sources of revenues from our international operations are royalty payments generated by retail sales from franchise stores and sales of food and supplies to franchisees in certain markets.

We have grown by more than 1,200 international stores over the past five years. We empower our managers and franchisees to adapt the standard operating model, within certain parameters, to satisfy the local eating habits and consumer preferences of various regions outside the contiguous United States. Currently, most of our international stores are operated under master franchise agreements, and we plan to continue entering into master franchise agreements with qualified franchisees to expand our international operations in selected countries. We believe that our international franchise stores appeal to potential franchisees because of our well-recognized brand name, the limited capital expenditures required to open and operate our stores and our system's favorable store economics. The following table shows our store count as of December 28, 2008 in our top ten international markets, which account for 78% of our international stores.

Market	Number of stores
Mexico	592
United Kingdom	512
Australia	412
South Korea	305
Canada	296
India	227
Japan	181
France	140
Taiwan	120
Turkey	106

Our franchise program

As of December 28, 2008, our 4,558 domestic franchise stores were owned and operated by our 1,216 domestic franchisees. The success of our franchise formula, which enables franchisees to benefit from our brand name with a relatively low initial capital investment, has attracted a large number of motivated entrepreneurs as franchisees. As of December 28, 2008, the average domestic franchisee operated approximately three to four stores and had been in our franchise system for twelve years. At the same time, only six of our domestic franchisees operated more than 50 stores, including our largest domestic franchisee, which operates 144 stores.

Domestic franchisees

We apply rigorous standards to prospective franchisees. We generally require prospective domestic franchisees to manage a store for at least one year before being granted a franchise. This enables us to observe the operational and financial performance of a potential franchisee prior to entering into a long-term contract. We also generally restrict the ability of domestic franchisees to become involved in other businesses, which focuses our franchisees' attention on operating their stores. As a result, the vast majority of our franchisees come from within the Domino's Pizza system. We believe these standards are unique to the franchise industry and result in qualified and focused franchisees operating their stores.

Franchise agreements

We enter into franchise agreements with domestic franchisees under which the franchisee is granted the right to operate a store in a particular location for a term of ten years, with options to renew for an additional term of ten years. We currently have a franchise contract renewal rate of over 99%. Under the current standard franchise agreement, we assign an exclusive area of primary responsibility to each franchise store. During the term of the franchise agreement, the franchisee is required to pay a 5.5% royalty fee on sales, subject, in limited instances, to lower rates based on area development agreements, sales initiatives and new store incentives. We have the contractual right, subject to state law, to terminate a franchise agreement for a variety of reasons, including, but not limited to, a franchisee's failure to make required payments when due or failure to adhere to specified Company policies and standards.

Franchise store development

We provide domestic franchisees with assistance in selecting store sites and conforming the space to the physical specifications required for a Domino's Pizza store. Each domestic franchisee selects the location and design for each store, subject to our approval, based on accessibility and visibility of the site and demographic factors, including population density and anticipated traffic levels. We provide design plans and sell fixtures and equipment to most of our franchise stores.

Franchise training and support

Training store managers and employees is a critical component of our success. We require all domestic franchisees to complete initial and ongoing training programs provided by us. In addition, under the standard domestic franchise agreement, domestic franchisees are required to implement training programs for their store employees. We assist our domestic and international franchisees by making training materials available to them for their use in training store managers and employees, including computer-based training materials, comprehensive operations manuals and franchise development classes. We also maintain communications with our franchisees online, through various newsletters and through face-to-face meetings.

Franchise operations

We enforce stringent standards over franchise operations to protect the Domino's Pizza® brand. All franchisees are required to operate their stores in compliance with written policies, standards and specifications, which include matters such as menu items, ingredients, materials, supplies, services, furnishings, decor and signs. Each franchisee has full discretion to determine the prices to be charged to customers. We also provide ongoing support to our franchisees, including training, marketing assistance and consultation to franchisees who experience financial or operational difficulties. We have established several advisory boards, through which franchisees contribute to developing system-wide initiatives.

International franchisees

The vast majority of our markets outside of the contiguous United States are operated by master franchisees with franchise and distribution rights for entire regions or countries. In select regions or countries, we franchise directly to individual store operators. Our master franchise agreements generally grant the franchisee exclusive rights to develop or sub-franchise stores and the right to operate supply chain centers in a particular geographic area for a term of ten to twenty years, with options to renew for additional terms. The agreements typically contain growth clauses requiring franchisees to open a minimum number of stores within a specified period. Prospective master franchisees are required to possess or have access to local market knowledge required to establish and develop Domino's Pizza stores. The local market knowledge focuses on the ability to identify and access targeted real estate sites along with expertise in local customs, culture, consumer behavior and laws. We also seek candidates that have access to sufficient capital to meet their growth and development plans. The master franchisee is generally required to pay an initial, one-time franchise fee as well as an additional franchise fee upon the opening of each new store. In addition, the master franchisee is required to pay a continuing royalty fee as a percentage of retail sales, which varies among international markets.

Marketing operations

Our domestic stores generally contribute between 4% to 5% of their retail sales to fund national marketing and advertising campaigns. In addition to the required national advertising contributions, in those markets where we have co-operative advertising programs, our domestic stores also generally contribute to market-level media campaigns. These national and market-level funds are administered by Domino's National Advertising Fund Inc., or DNAF, our not-for-profit advertising subsidiary. The funds remitted to DNAF are used primarily to purchase television advertising, but also support market research, field communications, public relations, commercial production, talent payments and other activities supporting the Domino's Pizza® brand. DNAF also provides cost-effective print materials to our domestic stores for use in local marketing that reinforce our national branding strategy. In addition to the national and market-level advertising contributions, domestic stores spend additional amounts on local store marketing, including targeted database mailings, saturation print mailings and community involvement through school and civic organizations. Additionally, we may from time-to-time partner with other organizations in an effort to promote the Domino's Pizza® brand.

By communicating a common brand message at the national, local market and store levels, we create and reinforce a powerful, consistent marketing message to consumers. This is evidenced by our successful previous marketing campaign with the slogan "Get the Door. It's Domino's.®" and our current marketing campaign with the slogan "You Got 30 Minutes.™" Over the past five years, we estimate that domestic stores have invested approximately $1.4 billion on national, local and co-operative advertising.

Internationally, marketing efforts are primarily the responsibility of the franchisee in each local market. We assist international franchisees with their marketing efforts through marketing workshops and sharing of best practices and successful concepts.

Third-party suppliers

We have maintained active relationships of 15 years or more with more than half of our major suppliers. Our suppliers are required to meet strict quality standards to ensure food safety. We review and evaluate our suppliers' quality assurance programs through, among other actions, on-site visits, third party audits and product evaluations to ensure compliance with our standards. We believe that the length and quality of our relationships with suppliers provides us with priority service and quality products at competitive prices.

We believe that two factors have been critical to maintaining long-lasting relationships and keeping our purchasing costs low. First, we are one of the largest domestic volume purchasers of pizza-related products such as flour, cheese, sauce and pizza boxes, which allows us to maximize leverage with our suppliers when items are put out for bid on a scheduled basis. Second, we use a combination of single-source and multi-source procurement strategies. Each supply category is evaluated along a number of criteria including value of purchasing leverage, consistency of quality and reliability of supply to determine the appropriate number of suppliers.

We currently purchase our pizza cheese from a single supplier. In 2007, the Company entered into a new arrangement with this supplier. Under this arrangement, the supplier agreed to provide an uninterrupted supply of cheese and the Company agreed to a five year pricing period during which it agreed to purchase all of its primary pizza cheese for the Company's United States stores from this supplier or, alternatively, pay to the supplier an amount reflecting any benefit previously received by the Company under the new pricing terms. The pricing schedule is directly correlated to the CME block cheddar price. The majority of our meat toppings come from a single supplier under a contract that began in July 2008 and expires in July 2010. The Crunchy Thin Crust dough is currently sourced by another single supplier pursuant to requirements contracts that expire in 2009. We have the right to terminate these arrangements for quality failures and for uncured breaches.

We believe that alternative suppliers for all of these ingredients are available, and all of our pizza boxes, sauces and other ingredients are sourced from various suppliers. While we may incur additional costs if we are required to replace any of our suppliers, we do not believe that such additional costs would have a material adverse effect on our business. We also entered into a multi-year agreement with Coca-Cola effective January 1, 2003 for the contiguous United States. The contract provides for Coca-Cola to be our exclusive beverage supplier and expires on the later of December 31, 2009 or such time as a minimum number of cases of Coca-Cola® products are purchased by us. We continually evaluate each supply category to determine the optimal sourcing strategy.

We have not experienced any significant shortages of supplies or any delays in receiving our food or beverage inventories, restaurant supplies or products. The current economic environment has created additional financial pressures for some of our suppliers; however we do not currently anticipate disruptions in our supplies. Prices charged to us by our suppliers are subject to fluctuation, and we have historically been able to pass increased costs and savings on to our stores. We may periodically enter into financial instruments to manage the risk from changes in commodity prices. We do not engage in speculative transactions nor do we hold or issue financial instruments for trading purposes.

Competition

U.S. and international pizza delivery and carry-out are highly competitive. Domestically, we compete against regional and local companies as well as national chains, Pizza Hut® and Papa John's®. Internationally, we compete against Pizza Hut® and regional and local companies. We generally compete on the basis of product quality, location, image, service and price. We also compete on a broader scale with quick service and other international, national, regional and local restaurants. In addition, the overall food service industry and the QSR sector in particular are intensely competitive with respect to product quality, price, service, convenience and concept. The industry is often affected by changes in consumer tastes, economic conditions, demographic trends and consumers' disposable income. We compete within the food service industry and the QSR sector not only for customers, but also for personnel, suitable real estate sites and qualified franchisees.

Government regulation

We are subject to various federal, state and local laws affecting the operation of our business, as are our franchisees, including various health, sanitation, fire and safety standards. Each store is subject to licensing and regulation by a number of governmental authorities, which include zoning, health, safety, sanitation, building and fire agencies in the jurisdiction in which the store is located. In connection with the re-imaging of our stores, we may be required to expend funds to meet certain federal, state and local regulations, including regulations requiring that remodeled or altered stores be accessible to persons with disabilities. Difficulties in obtaining, or the failure to obtain, required licenses or approvals could delay or prevent the opening of a new store in a particular area or cause an existing store to cease operations. Our supply chain facilities are licensed and subject to similar regulations by federal, state and local health and fire codes.

We are also subject to the Fair Labor Standards Act and various other federal and state laws governing such matters as minimum wage requirements, overtime and other working conditions and citizenship requirements. A significant number of our food service personnel are paid at rates related to the applicable minimum wage, and past increases in the minimum wage have increased our labor costs as would future increases.

We are subject to the rules and regulations of the Federal Trade Commission and various state laws regulating the offer and sale of franchises. The Federal Trade Commission and various state laws require that we furnish a franchise disclosure document containing certain information to prospective franchisees, and a number of states require registration of the franchise disclosure document with state authorities. We are operating under exemptions from registration in several states based on the net worth of our operating subsidiary, Domino's Pizza LLC and experience. Substantive state laws that regulate the franchisor-franchisee relationship presently exist in a substantial number of states, and bills have been introduced in Congress from time to time that would provide for federal regulation of the franchisor-franchisee relationship. The state laws often limit, among other things, the duration and scope of non-competition provisions, the ability of a franchisor to terminate or refuse to renew a franchise and the ability of a franchisor to designate sources of supply. We believe that our franchise disclosure document, together with any applicable state versions or supplements, and franchising procedures comply in all material respects with both the Federal Trade Commission guidelines and all applicable state laws regulating franchising in those states in which we have offered franchises.

Internationally, our franchise stores are subject to national and local laws and regulations that often are similar to those affecting our domestic stores, including laws and regulations concerning franchises, labor, health, sanitation and safety. Our international stores are also often subject to tariffs and regulations on imported commodities and equipment, and laws regulating foreign investment. We believe that our international disclosure statements, franchise offering documents and franchising procedures comply in all material respects with the laws of the foreign countries in which we have offered franchises.

Trademarks

We have many registered trademarks and service marks and believe that the Domino's® mark and Domino's Pizza® names and logos, in particular, have significant value and are important to our business. Our policy is to pursue registration of our trademarks and to vigorously oppose the infringement of any of our trademarks. We license the use of our registered marks to franchisees through franchise agreements.

Environmental matters

We are not aware of any federal, state or local environmental laws or regulations that will materially affect our earnings or competitive position, or result in material capital expenditures. However, we cannot predict the effect of possible future environmental legislation or regulations. During 2008, there were no material capital expenditures for environmental control facilities, and no such material expenditures are anticipated in 2009.

Employees

As of December 28, 2008, we had approximately 10,500 employees, who we refer to as team members, in our Company-owned stores, supply chain centers, World Resource Center (our corporate headquarters) and regional offices. As franchisees are independent business owners, they and their employees are not included in our employee count. We consider our relationship with our employees and franchisees to be good. We estimate the total number of people who work in the Domino's Pizza system, including our employees, franchisees and the employees of franchisees, was over 175,000 as of December 28, 2008.

None of our employees are represented by a labor union or covered by a collective bargaining agreement.

Safety

Our commitment to safety is embodied in our hiring, training and review process. Before an applicant is considered for hire as a delivery driver in the United States, motor vehicle records are reviewed to ensure a minimum safe driving record of one or two years. In addition, we require regular checks of driving records and proof of insurance for delivery drivers throughout their employment with us. Each domestic Domino's driver, including drivers employed by franchisees, are required to complete our safe delivery training program. We have also implemented several safe driving incentive programs.

Our safety and security department oversees security matters for our domestic Company-owned stores and provides assistance to our franchisees as requested. Regional security and safety directors oversee security measures at domestic Company-owned store locations and assist local authorities in investigations of incidents involving our stores or personnel.

Community activities

We believe in supporting the communities we serve, and we base our corporate giving on three simple elements: delivering charitable support to our own team members, to our customers, and to national programs.

National Philanthropic Partner

We have a tradition of creating multi-year partnerships with a national charity to raise funds and public awareness for the organization. Our current national philanthropic partner is St. Jude Children's Research Hospital. St. Jude is internationally recognized for its pioneering work in finding cures and saving children with cancer and other catastrophic diseases. Through a variety of internal and consumer-based activities, including a national fundraising campaign called Thanks and Giving, the Domino's Pizza system has contributed more than $4.5 million to St. Jude in the first five years of the partnership. In addition to raising funds, the Domino's Pizza system has supported St. Jude through in-kind donations including hosting hospital-wide pizza parties for patients and their families. The Domino's Pizza system also helps St. Jude build awareness through the inclusion of the St. Jude logo on millions of our pizza boxes and through a link on our consumer web site.

The Domino's Pizza Partners Foundation

Founded in 1986, the mission of the Partners Foundation is "Team Members Helping Team Members." Completely funded by team member and franchise contributions, the foundation is a separate, not-for-profit organization that has disbursed nearly $7.0 million since its inception, to meet the needs of team members facing crisis situations, ranging from fire, accidents, illness or other personal tragedies.

Domino's Pizza Contributions

Over the last four years, the Domino's Pizza system has contributed approximately $7.0 million to external charitable organizations in monetary and in-kind giving.

Franchisee Involvement

In addition to the work that we do in the community on a corporate level, we are proud to have the support of more than 2,000 franchisees around the world who choose to get involved with local charities to make a difference in their communities. Franchisees participate in numerous local programs with schools, hospitals and other charitable organizations, delivering pizzas and offering monetary support. Franchisees also support specific initiatives such as the Delivering the Dough fundraising card program. Launched in 2004, this program assists not-for-profit organizations in raising funds, and generated an estimated $4.4 million for not-for-profits in its first year alone.

Research and development

We operate research and product development facilities at our World Resource Center in Ann Arbor, Michigan. Company-sponsored research and development activities, which include, among other things, testing new products for possible menu additions, are an important activity to us and our franchisees. We do not consider the amounts spent on research and development to be material.

Insurance

We maintain insurance coverage for general liability, owned and non-owned automobile liability, workers' compensation, employment practices liability, directors' and officers' liability, fiduciary, property (including leaseholds and equipment, as well as business interruption), commercial crime, global risks, product contamination and other coverages in such form and with such limits as we believe are customary for a business of our size and type.

We have retention programs for workers' compensation, general liability and owned and non-owned automobile liabilities for certain periods prior to December 1998 and for periods after December 2001. We are generally responsible for up to $1.0 million per occurrence under these retention programs for workers' compensation and general liability. We are also generally responsible for between $500,000 and $3.0 million per occurrence under these retention programs for owned and non-owned automobile liabilities. Pursuant to the terms of our standard franchise agreement, franchisees are also required to maintain minimum levels of insurance coverage at their expense and to have us named as an additional insured on their liability policies.

Working capital

Information about the Company's working capital is included in Management's Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7., page 36.

Customers

The Company's business is not dependent upon a single customer or small group of customers, including franchisees. No customer accounted for more than 10% of total consolidated revenues in 2006, 2007 or 2008.

Seasonal operations

The Company's business is not typically seasonal.

Backlog orders

The Company has no backlog orders as of December 28, 2008.

Government contracts

No material portion of the Company's business is subject to renegotiation of profits or termination of contracts or subcontracts at the election of the United States government.

Financial information about business segments and geographic areas

Financial information about international and United States markets and business segments is incorporated herein by reference to Selected Financial Data, Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and related footnotes in Part II, Item 6., pages 25 through 26, Item 7., pages 27 through 40and Item 8., pages 42 through 70, respectively, of this Form 10-K.

Available information

The Company makes available through its internet website www.dominosbiz.com its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after electronically filing such material with the Securities and Exchange Commission. You may read and copy any materials filed with the Securities and Exchange Commission at the Securities and Exchange Commission's Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. This information is also available at www.sec.com. The reference to these website addresses does not constitute incorporation by reference of the information contained on the websites and should not be considered part of this document.

Item 1A. Risk Factors.

Risks relating to our business and industry

The pizza category is highly competitive, and such competition could adversely affect our operating results.

We compete in the United States against two national chains, as well as many regional and local businesses. We could experience increased competition from existing or new companies in the pizza category, which could create increasing pressures to grow our business in order to maintain our market share. If we are unable to maintain our competitive position, we could experience downward pressure on prices, lower demand for our products, reduced margins, the inability to take advantage of new business opportunities and the loss of market share, all of which would have an adverse effect on our operating results and could cause our stock price to decline.

We also compete on a broader scale with quick service and other international, national, regional and local restaurants. The overall food service market and the quick service restaurant sector are intensely competitive with respect to food quality, price, service, image, convenience and concept, and are often affected by changes in:

- consumer tastes;
- national, regional or local economic conditions;
- disposable purchasing power;
- demographic trends; and
- currency fluctuations to the extent international operations are involved.

We compete within the food service market and the quick service restaurant sector not only for customers, but also for management and hourly employees, suitable real estate sites and qualified franchisees. Our domestic supply chain segment is also subject to competition from outside suppliers. If other suppliers who meet our qualification standards were to offer lower prices or better service to our franchisees for their ingredients and supplies and, as a result, our franchisees chose not to purchase from our domestic supply chain centers, our financial condition, business and results of operations would be adversely affected.

If we fail to successfully implement our growth strategy, which includes opening new domestic and international stores, our ability to increase our revenues and operating profits could be adversely affected.

A significant component of our growth strategy is opening new domestic and international stores. We and our franchisees face many challenges in opening new stores, including, among others:

- selection and availability of suitable store locations;
- negotiation of acceptable lease or financing terms;
- securing required domestic or foreign governmental permits and approvals;
- employment and training of qualified personnel; and
- general economic and business conditions.

The opening of additional franchise stores also depends, in part, upon the availability of prospective franchisees who meet our criteria. Our failure to add a significant number of new stores would adversely affect our ability to increase revenues and operating income.

We are currently planning to expand our international operations in many of the markets where we currently operate and in selected new markets. This may require considerable management time as well as start-up expenses for market development before any significant revenues and earnings are generated. Operations in new foreign markets may achieve low margins or may be unprofitable, and expansion in existing markets may by affected by local economic and market conditions. Therefore, as we expand internationally, we may not experience the operating margins we expect, our results of operations may be negatively impacted and our common stock price may decline.

We may also pursue strategic acquisitions as part of our business. If we are able to identify acquisition candidates, such acquisitions may be financed, to the extent permitted under our debt agreements, with substantial debt or with potentially dilutive issuances of equity securities.

The food service market is affected by consumer preferences and perceptions. Changes in these preferences and perceptions may lessen the demand for our products, which would reduce sales and harm our business.

Food service businesses are affected by changes in consumer tastes, national, regional and local economic conditions, and demographic trends. For instance, if prevailing health or dietary preferences cause consumers to avoid pizza and other products we offer in favor of foods that are perceived as more healthy, our business and operating results would be harmed. Moreover, because we are primarily dependent on a single product, if consumer demand for pizza should decrease, our business would suffer more than if we had a more diversified menu, as many other food service businesses do.

Increases in food, labor and other costs could adversely affect our profitability and operating results.

An increase in our operating costs could adversely affect our profitability. Factors such as inflation, increased food costs, increased labor and employee benefit costs and increased energy costs may adversely affect our operating costs. Most of the factors affecting costs are beyond our control and, in many cases, we may not be able to pass along these increased costs to our customers or franchisees. Most ingredients used in our pizza, particularly cheese, are subject to significant price fluctuations as a result of seasonality, weather, demand and other factors. The cheese block price per pound averaged $1.89 in 2008, and the estimated increase in Company-owned store food costs from a hypothetical $0.25 adverse change in the average cheese block price per pound would have been approximately $2.3 million in 2008. Labor costs are largely a function of the minimum wage for a majority of our store personnel and certain supply chain center personnel and, generally, are a function of the availability of labor. Food, including cheese costs, and labor represent approximately 50% to 60% of a typical Company-owned store's cost of sales.

Our substantial indebtedness could adversely affect our business and limit our ability to plan for or respond to changes in our business.

As a result of the 2007 Recapitalization, we hold a substantial amount of indebtedness and are highly leveraged. As of December 28, 2008, our consolidated long-term indebtedness was $1.7 billion. We may also incur additional debt, which would not be prohibited under the terms of the securitized debt. Our substantial indebtedness and the fact that a large portion of our cash flow from operations must be used to make payments on our indebtedness could have important consequences to our business and our shareholders. For example, they could:

- make it more difficult for us to satisfy our obligations with respect to our debt agreements;
- increase our vulnerability to general adverse economic and industry conditions;
- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow for other purposes; and
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate thereby placing us at a competitive disadvantage compared to our competitors that may have less debt.

In addition, the financial and other covenants we agreed to with our lenders will limit our ability to incur additional indebtedness, make investments, pay dividends and engage in other transactions, and the leverage may cause potential lenders to be less willing to loan funds to us in the future. Our failure to comply with these covenants could result in an event of default that, if not cured or waived, could result in the acceleration of repayment of all of our indebtedness.

We may be unable to generate sufficient cash flow to satisfy our significant debt service obligations, which would adversely affect our financial condition and results of operations.

Our ability to make principal and interest payments on and to refinance our indebtedness will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If our business does not generate sufficient cash flow from operations, if currently anticipated cost savings and operating improvements are not realized on schedule, in the amounts projected or at all, or if future borrowings are not available to us under our variable funding notes in amounts sufficient to fund our other liquidity needs, our financial condition and results of operations may be adversely affected. If we cannot generate sufficient cash flow from operations to make scheduled principal and interest payments on our debt obligations in the future, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets, delay capital expenditures or seek additional equity. If we are unable to refinance any of our indebtedness on commercially reasonable terms or at all or to effect any other action relating to our indebtedness on satisfactory terms or at all, our business may be harmed.

The terms of our securitized debt financing of certain of our wholly-owned subsidiaries have restrictive terms and our failure to comply with any of these terms could put us in default, which would have an adverse effect on our business and prospects.

Unless and until we repay all outstanding borrowings under our securitized debt, we will remain subject to the restrictive terms of these borrowings. The securitized debt, under which certain of our wholly-owned subsidiaries issued and guaranteed senior and subordinated fixed rate notes and variable funding senior revolving notes, contain a number of covenants, with the most significant financial covenant being a debt service coverage calculation. These covenants limit the ability of certain of our subsidiaries to, among other things:

- sell assets;
- alter the business we conduct;
- engage in mergers, acquisitions and other business combinations;
- declare dividends or redeem or repurchase capital stock;
- incur, assume or permit to exist additional indebtedness or guarantees;
- make loans and investments;
- incur liens; and
- enter into transactions with affiliates.

The securitized debt also requires us to maintain a specified financial ratio at the end of each fiscal quarter. These restrictions could affect our ability to pay dividends or repurchase shares of our common stock. Our ability to meet this financial ratio can be affected by events beyond our control, and we may not satisfy such a test. A breach of this covenant could result in a rapid amortization event or default under the securitized debt. If amounts owed under the securitized debt are accelerated because of a default under the securitized debt and we are unable to pay such amounts, the insurers have the right to assume control of substantially all of the securitized assets.

In the event that one or both of the insurance companies that provide financial guaranties of our fixed and variable funding note payments were to become the subject of insolvency or similar proceedings, our lenders would not be required to fund our variable funding notes. Additionally, under the terms of our indenture governing our notes, an event of default would occur if: (i) one or both of the insurance companies were to become the subject of insolvency or similar proceedings and (ii) the related insurance policy were not continued or sold to a third party (who would assume one or both of the insurance companies' obligations under the related policies), but instead were terminated or canceled as a result of those proceedings. In an event of default, all unpaid amounts under the fixed and variable rate notes could become immediately due and payable at the direction or consent of holders of a majority of the outstanding fixed rate notes or the remaining insurance company that is not the subject of insolvency or similar proceedings. Such acceleration of our debt could have a material adverse effect on our liquidity if we were unable to negotiate mutually acceptable terms with our lenders or if alternate funding were not available to us.

We expect that, during the first five years following issuance, the senior notes will accrue interest at a fixed rate of 5.261% per year and the subordinated notes will accrue interest at a fixed rate of 7.629%. If we do not exercise either of our two one-year extension options following the five-year interest-only period, our securitized debt will be subject to principal amortization and may also be subject to an increased interest rate if it is not repaid or refinanced. If we do exercise one or both extensions, then we may be subject to an increased interest rate.

If we are unable to refinance or repay amounts under the securitized debt prior to the expiration of the five-year interest-only term (six or seven-year interest-only term if we satisfy certain conditions and exercise one or both of our one-year extension elections), our cash flow would be directed to the repayment of the securitized debt and, other than a weekly servicing fee sufficient to cover minimal selling, general and administrative expenses, would not be available for operating our business.

No assurance can be given that any refinancing or additional financing will be possible when needed or that we will be able to negotiate acceptable terms. In addition, our access to capital is affected by prevailing conditions in the financial and capital markets and other factors beyond our control. There can be no assurance that market conditions will be favorable at the times that we require new or additional financing.

The indenture governing the securitized debt will restrict the cash flow from the entities subject to the securitization to any of our other entities, and upon the occurrence of certain events, cash flow would be further restricted.

In the event that a rapid amortization event occurs under the indenture (including, without limitation, upon an event of default under the indenture or the failure to repay the securitized debt at the end of the five year interest-only period (or at the end of any extension period)), the funds available to us will be reduced or eliminated, which would in turn reduce our ability to operate or grow our business.

We do not have long-term contracts with certain of our suppliers, and as a result they could seek to significantly increase prices or fail to deliver.

We do not have written contracts or formal long-term arrangements with certain of our suppliers. Although in the past we have not experienced significant problems with our suppliers, our suppliers may implement significant price increases or may not meet our requirements in a timely fashion, if at all. The occurrence of any of the foregoing could have a material adverse effect on our results of operations.

Shortages or interruptions in the supply or delivery of fresh food products could adversely affect our operating results.

We and our franchisees are dependent on frequent deliveries of fresh food products that meet our specifications. Shortages or interruptions in the supply of fresh food products caused by unanticipated demand, problems in production or distribution, financial or other difficulties of suppliers, inclement weather or other conditions could adversely affect the availability, quality and cost of ingredients, which would adversely affect our operating results.

Any prolonged disruption in the operations of any of our dough manufacturing and supply chain centers could harm our business.

We operate 17 regional dough manufacturing and supply chain centers and one vegetable processing supply chain center in the contiguous United States and a total of six dough manufacturing and supply chain centers in Alaska, Hawaii and Canada. Our domestic dough manufacturing and supply chain centers service all of our Company-owned stores and over 99% of our domestic franchise stores. As a result, any prolonged disruption in the operations of any of these facilities, whether due to technical or labor difficulties, destruction or damage to the facility, real estate issues or other reasons, could adversely affect our business and operating results.

We face risks of litigation from customers, franchisees, employees and others in the ordinary course of business, which diverts our financial and management resources. Any adverse litigation or publicity may negatively impact our financial condition and results of operations.

Claims of illness or injury relating to food quality or food handling are common in the food service industry. In addition, class action lawsuits have been filed, and may continue to be filed, against various quick service restaurants alleging, among other things, that quick service restaurants have failed to disclose the health risks associated with high-fat foods and that quick service restaurant marketing practices have encouraged obesity. In addition to decreasing our sales and profitability and diverting our management resources, adverse publicity or a substantial judgment against us could negatively impact our financial condition, results of operations and brand reputation, hindering our ability to attract and retain franchisees and grow our business.

Further, we may be subject to employee, franchisee and other claims in the future based on, among other things, discrimination, harassment, wrongful termination and wage, rest break and meal break issues, including those relating to overtime compensation. We have been subject to these types of claims in the past, and in 2007, settled a purported class action claim of this type in California relating to rest break and meal break compensation. If one or more of these claims were to be successful or if there is a significant increase in the number of these claims, our business, financial condition and operating results could be harmed.

Loss of key personnel or our inability to attract and retain new qualified personnel could hurt our business and inhibit our ability to operate and grow successfully.

Our success in the highly competitive business of pizza delivery will continue to depend to a significant extent on our leadership team and other key management personnel. Other than with our Chairman and Chief Executive Officer, David A. Brandon, we do not have long-term employment agreements with any of our executive officers. As a result, we may not be able to retain our executive officers and key personnel or attract additional qualified management. Our success also will continue to depend on our ability to attract and retain qualified personnel to operate our stores, dough manufacturing and supply chain centers and international operations. The loss of these employees or our inability to recruit and retain qualified personnel could have a material adverse effect on our operating results.

Our international operations subject us to additional risk. Such risks and costs may differ in each country in which we do business, and may cause our profitability to decline due to increased costs.

We conduct a portion of our business outside the United States. Our financial condition and results of operations may be adversely affected if global markets in which our franchise stores compete are affected by changes in political, economic or other factors. These factors, over which neither we nor our franchisees have control, may include:

- recessionary or expansive trends in international markets;
- changing labor conditions and difficulties in staffing and managing our foreign operations;
- increases in the taxes we pay and other changes in applicable tax laws;
- legal and regulatory changes and the burdens and costs of our compliance with a variety of foreign laws;
- changes in inflation rates;
- changes in exchange rates and the imposition of restrictions on currency conversion or the transfer of funds;
- difficulty in collecting our royalties and longer payment cycles;
- expropriation of private enterprises;
- political and economic instability; and
- other external factors.

Fluctuations in the value of the U.S. dollar in relation to other currencies may lead to lower revenues and earnings.

Exchange rate fluctuations could have an adverse effect on our results of operations. Approximately 8.6%, 8.7% and 10.0% of our total revenues were derived from our international segment in 2006, 2007 and 2008, respectively, a majority of which were denominated in foreign currencies. Sales made by our stores outside the United States are denominated in the currency of the country in which the store is located, and this currency could become less valuable prior to conversion to U.S. dollars as a result of exchange rate fluctuations. Unfavorable currency fluctuations could lead to increased prices to customers outside the United States or lower profitability to our franchisees outside the United States, or could result in lower revenues for us, on a U.S. dollar basis, from such customers and franchisees.

We may not be able to adequately protect our intellectual property, which could harm the value of our brand and branded products and adversely affect our business.

We depend in large part on our brand and branded products and believe that they are very important to our business. We rely on a combination of trademarks, copyrights, service marks, trade secrets and similar intellectual property rights to protect our brand and branded products. The success of our business depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our branded products in both domestic and international markets. We have registered certain trademarks and have other trademark registrations pending in the United States and foreign jurisdictions. Not all of the trademarks that we currently use have been registered in all of the countries in which we do business, and they may never be registered in all of these countries. We may not be able to adequately protect our trademarks, and our use of these trademarks may result in liability for trademark infringement, trademark dilution or unfair competition. All of the steps we have taken to protect our intellectual property in the United States and in foreign countries may not be adequate. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Further, through acquisitions of third parties, we may acquire brands and related trademarks that are subject to the same risks as the brands and trademarks we currently own.

We may from time to time be required to institute litigation to enforce our trademarks or other intellectual property rights, or to protect our trade secrets. Such litigation could result in substantial costs and diversion of resources and could negatively affect our sales, profitability and prospects regardless of whether we are able to successfully enforce our rights.

Our earnings and business growth strategy depends on the success of our franchisees, and we may be harmed by actions taken by our franchisees that are outside of our control.

A significant portion of our earnings comes from royalties generated by our franchise stores. Franchisees are independent operators, and their employees are not our employees. We provide limited training and support to franchisees, but the quality of franchise store operations may be diminished by any number of factors beyond our control. Consequently, franchisees may not successfully operate stores in a manner consistent with our standards and requirements, or may not hire and train qualified managers and other store personnel. If they do not, our image and reputation may suffer, and our revenues and stock price could decline. While we try to ensure that our franchisees maintain the quality of our brand and branded products, our franchisees may take actions that adversely affect the value of our intellectual property or reputation. As of December 28, 2008, we had 1,216 domestic franchisees operating 4,558 domestic stores. Six of these franchisees each operate over 50 domestic stores, including our largest domestic franchisee, which operates 144 stores, and the average franchisee operates three to four stores. In addition, our international master franchisees are generally responsible for the development of significantly more stores than our domestic franchisees. As a result, our international operations are more closely tied to the success of a smaller number of franchisees than our domestic operations. Our largest international master franchisee operates 729 stores in five markets, which accounts for approximately 20% of our total international store count. Our domestic and international franchisees may not operate their franchises successfully. If one or more of our key franchisees were to become insolvent or otherwise were unable or unwilling to pay us our royalties or other amounts owed, our business and results of operations would be adversely affected.

We are subject to extensive government regulation, and our failure to comply with existing or increased regulations could adversely affect our business and operating results.

We are subject to numerous federal, state, local and foreign laws and regulations, including those relating to:

- the preparation and sale of food;
- building and zoning requirements;
- environmental protection;
- minimum wage, overtime and other labor requirements;
- compliance with securities laws and New York Stock Exchange listed company rules;
- compliance with the Americans with Disabilities Act;
- working and safety conditions; and
- menu labeling requirements.

We may become subject to legislation or regulation seeking to tax and/or regulate high-fat foods. If we fail to comply with existing or future laws and regulations, we may be subject to governmental or judicial fines or sanctions. In addition, our capital expenditures could increase due to remediation measures that may be required if we are found to be noncompliant with any of these laws or regulations.

We are also subject to a Federal Trade Commission rule and to various state and foreign laws that govern the offer and sale of franchises. Additionally, these laws regulate various aspects of the franchise relationship, including terminations and the refusal to renew franchises. The failure to comply with these laws and regulations in any jurisdiction or to obtain required government approvals could result in a ban or temporary suspension on future franchise sales, fines or other penalties or require us to make offers of rescission or restitution, any of which could adversely affect our business and operating results.

Our current insurance coverage may not be adequate, insurance premiums for such coverage may increase and we may not be able to obtain insurance at acceptable rates, or at all.

We have retention programs for workers' compensation, general liability and owned and non-owned automobile liabilities. We are generally responsible for up to $1.0 million per occurrence under these retention programs for workers' compensation and general liability. We are also generally responsible for between $500,000 and $3.0 million per occurrence under these retention programs for owned and non-owned automobile liabilities. Total insurance limits under these retention programs vary depending upon the period covered and range up to $110.0 million per occurrence for general liability and owned and non-owned automobile liabilities and up to the applicable statutory limits for workers' compensation. These insurance policies may not be adequate to protect us from liabilities that we incur in our business. In addition, in the future our insurance premiums may increase and we may not be able to obtain similar levels of insurance on reasonable terms, or at all. Any such inadequacy of, or inability to obtain, insurance coverage could have a material adverse effect on our business, financial condition and results of operations. We are not required to, and do not, specifically set aside funds for our retention programs.

Our annual and quarterly financial results are subject to significant fluctuations depending on various factors, many of which are beyond our control, and if we fail to meet the expectations of securities analysts or investors, our share price may decline significantly.

Our sales and operating results can vary significantly from quarter to quarter and year to year depending on various factors, many of which are beyond our control. These factors include:

- variations in the timing and volume of our sales and our franchisees' sales;
- the timing of expenditures in anticipation of future sales;
- sales promotions by us and our competitors;
- changes in competitive and economic conditions generally;
- changes in the cost or availability of our ingredients or labor; and
- foreign currency exposure.

As a result, our operational performance may decline quickly and significantly in response to changes in order patterns or rapid decreases in demand for our products. We anticipate that fluctuations in operating results will continue in the future.

Our current principal stockholders have significant influence over us, and they could delay, deter or prevent a change of control or other business combination or otherwise cause us to take action with which you may disagree.

Investment funds associated with Bain Capital, LLC together beneficially own approximately 30% of our outstanding common stock. In addition, two of our directors are representatives of investment funds associated with Bain Capital, LLC. As a result, these investment funds associated with Bain Capital, LLC have significant influence over our decision to enter into any corporate transaction and may have the ability to prevent any transaction that requires the approval of stockholders regardless of whether or not other stockholders believe that such transaction is in their own best interests. Such concentration of voting power could have the effect of delaying, deterring or preventing a change of control or other business combination that might otherwise be beneficial to our stockholders.

Our common stock price could be subject to significant fluctuations and/or may decline.

The market price of our common stock could be subject to significant fluctuations. Among the factors that could affect our stock price are:

- variations in our operating results;
- changes in revenues or earnings estimates or publication of research reports by analysts;
- speculation in the press or investment community;
- strategic actions by us or our competitors, such as sales promotions, acquisitions or restructurings;
- actions by institutional and other stockholders;
- changes in our dividend policy;
- changes in the market values of public companies that operate in our business segments;
- general market conditions; and
- domestic and international economic factors unrelated to our performance.

The stock markets in general have recently experienced volatility that has sometimes been unrelated to the operating performance of particular companies. These broad market fluctuations may cause the trading price of our common stock to decline.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

We lease approximately 200,000 square feet for our World Resource Center located in Ann Arbor, Michigan under an operating lease with Domino's Farms Office Park, L.L.C., which is owned and operated by our founder and former majority shareholder. The lease, as amended, expires in December 2013 and has two five-year renewal options.

We own four domestic Company-owned store buildings and five supply chain center buildings. We also own six store buildings that we lease to domestic franchisees. All other domestic Company-owned stores are leased by us, typically under five-year leases with one or two five-year renewal options. All other domestic supply chain centers are leased by us, typically under leases ranging between five and 15 years with one or two five-year renewal options. All other franchise stores are leased or owned directly by the respective franchisees. We believe that our existing headquarters and other leased and owned facilities are adequate to meet our current requirements.

Item 3. Legal Proceedings.

We are a party to lawsuits, revenue agent reviews by taxing authorities and administrative proceedings in the ordinary course of business which include, without limitation, workers' compensation, general liability, automobile and franchisee claims. We are also subject to suits related to employment practices and, specifically in California, wage and hour claims.

While we may occasionally be party to large claims, including class action suits, we do not believe that these matters, individually or in the aggregate, will materially affect our financial position, results of operations or cash flows.

Item 4. Submission of Matters to a Vote of Security Holders.

None.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

As of February 17, 2009, Domino's Pizza, Inc. had 170,000,000 authorized shares of common stock, par value $0.01 per share, of which 57,177,117 were issued and outstanding. Domino's Pizza, Inc.'s common stock is traded on the New York Stock Exchange ("NYSE") under the ticker symbol "DPZ." Prior to our July 2004 initial public offering, there was no established public trading market for Domino's Pizza, Inc.'s common stock.

The following table presents the high and low closing prices by quarter for Domino's Pizza, Inc.'s common stock, as reported by the NYSE, and dividends declared per common share.

2007:	**High**	**Low**	**Dividends Declared Per Share**
First quarter (January 1, 2007 – March 25, 2007)	$32.38	$28.00	$ -
Second quarter (March 26, 2007 – June 17, 2007)	33.66	18.82	13.50
Third quarter (June 18, 2007 – September 9, 2007)	21.21	15.80	-
Fourth quarter (September 10, 2007 – December 30, 2007)	17.56	12.75	-
2008:			
First quarter (December 31, 2007 – March 23, 2008)	$14.51	$11.59	$ -
Second quarter (March 24, 2008 – June 15, 2008)	14.92	12.59	-
Third quarter (June 16, 2008 – September 7, 2008)	13.98	10.23	-
Fourth quarter (September 8, 2008 – December 28, 2008)	13.50	2.83	-

On February 14, 2007, our board of directors discontinued our regular quarterly dividend. On April 17, 2007, our board of directors declared a $13.50 per share special cash dividend on its outstanding common stock totaling $846.4 million, which was paid on May 4, 2007 to stockholders of record at the close of business on April 27, 2007.

Our board of directors' assessment of any future dividends will be made based on our projected future cash flows, our debt and other payment obligations, the benefits of retaining and reinvesting future cash flows and other factors our board of directors may deem relevant. Whether any future dividends are paid, and the actual amount of any dividends, will depend upon future earnings, results of operations, capital requirements, our financial condition and other factors. There can be no assurance as to the amount of free cash flow that we will generate in future years and, accordingly, dividends will be considered after reviewing returns to shareholders, profitability expectations and financing needs and will be declared at the discretion of our board of directors.

As of February 17, 2009, there were 483 registered holders of record of Domino's Pizza, Inc.'s common stock.

In connection with the 2007 Recapitalization, our board of directors approved an open market share repurchase program for up to $200.0 million of the Company's common stock, which will be funded by future free cash flow.

The following table summarizes our repurchase activity during the fourth quarter ended December 28, 2008:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program
Period #1 (September 8, 2008 to October 5, 2008)	136,600	$13.49	136,600	$102,684,742
Period #2 (October 6, 2008 to November 2, 2008)	-	-	-	102,684,742
Period #3 (November 3, 2008 to November 30, 2008)	-	-	-	102,684,742
Period #4 (December 1, 2008 to December 28, 2008)	-	-	-	102,684,742
Total	136,600	$13.49	136,600	$102,684,742

The comparative stock performance line graph below compares the cumulative shareholder return on the common stock of Domino's Pizza, Inc. for the period of time from the commencement of trading on the NYSE following our initial public offering, July 13, 2004, through December 31, 2008, with cumulative total return on (i) the Total Return Index for the New York Stock Exchange (the "NYSE Composite Index"), (ii) the Standard & Poors 500 Index, and (iii) the Peer Group Index. The companies which comprise the Peer Group Index reflect the Company's scope of operations and the competitive market in the restaurant industry. The Peer Group Index is comprised of the following six companies: McDonald's Corporation; YUM! Brands, Inc.; Papa Johns, Inc.; Wendy's/Arby's Group, Inc.; Jack in the Box Inc.; and CKE Restaurants, Inc. This Index has been weighted by market capitalization of each component company. In addition, the Papa Johns, Inc., Jack in the Box Inc. and YUM! Brands, Inc. stock price during the timeframe of the performace graph has been retroactively adjusted for the stock splits that occurred. Wendy's/Arby's Group, Inc. stock price has been retroactively adjusted for the merger that occurred in 2008. The cumulative total return computations set forth in the performance graph assume the investment of $100 in the Company's common stock, the NYSE Composite Index, the Standard & Poors 500 Index and the Peer Group Index on July 13, 2004. Prior to July 13, 2004, the Company's common stock was not registered under the Exchange Act.


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Item 6. Selected Financial Data.

The selected financial data set forth below should be read in conjunction with, and is qualified by reference to, Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and related notes included in this Form 10-K. The selected financial data below, with the exception of store counts and same store sales growth, have been derived from the audited consolidated financial statements of Domino's Pizza, Inc. and subsidiaries. These historical data are not necessarily indicative of results to be expected for any future period.

	Fiscal year ended				
(dollars in millions, except per share data)	January 2, 2005 (4)	January 1, 2006	December 31, 2006	December 30, 2007 (5)	December 28, 2008
Income statement data:					
Revenues:					
Domestic Company-owned stores	$ 382.5	$ 401.0	$ 393.4	$ 394.6	$ 357.7
Domestic franchise	155.0	161.9	157.7	158.1	153.9
Domestic stores	537.5	562.9	551.1	552.6	511.6
Domestic supply chain	792.0	819.1	762.8	783.3	771.1
International	117.0	129.6	123.4	126.9	142.4
Total revenues	1,446.5	1,511.6	1,437.3	1,462.9	1,425.1
Cost of sales	1,092.8	1,126.3	1,052.8	1,084.0	1,061.9
Operating margin	353.7	385.3	384.5	378.9	363.3
General and administrative expense	182.3	186.2	170.3	184.9	168.2
Income from operations	171.4	199.1	214.2	193.9	195.0
Interest income	0.6	0.8	1.2	5.3	2.7
Interest expense	(61.1)	(48.8)	(55.0)	(130.4)	(114.9)
Other (1)	(10.8)	22.1	-	(13.3)	-
Income before provision for income taxes	100.1	173.3	160.4	55.6	82.9
Provision for income taxes	37.8	65.0	54.2	17.7	28.9
Net income	$ 62.3	$ 108.3	$ 106.2	$ 37.9	$ 54.0
Earnings per share:					
Class L – basic	$ 5.57	N/A	N/A	N/A	N/A
Class L – diluted	5.57	N/A	N/A	N/A	N/A
Common stock – basic	$ 0.85	$ 1.62	$ 1.68	$ 0.61	$ 0.93
Common stock – diluted	0.81	1.58	1.65	0.59	0.93
Dividends declared per share	$ 0.065	$ 0.40	$ 0.48	$ 13.50	$ -
Balance sheet data (at end of period):					
Cash and cash equivalents	$ 40.4	$ 66.9	$ 38.2	$ 11.3	$ 45.4
Restricted cash	-	-	-	81.0	78.9
Working capital (2)	(0.2)	4.0	11.1	(29.6)	25.8
Total assets	447.3	461.1	380.2	473.2	463.8
Total long-term debt, less current portion	755.4	702.4	740.1	1,704.8	1,704.4
Total debt	780.7	737.7	741.6	1,720.1	1,704.8
Total stockholders' deficit	(549.9)	(511.0)	(564.9)	(1,450.1)	(1,424.6)

(dollars in millions)	January 2, 2005 (4)	January 1, 2006	December 31, 2006	December 30, 2007 (5)	December 28, 2008
	Fiscal year ended				
Other financial data:					
Depreciation and amortization	$ 31.7	$ 32.4	$ 32.3	$ 31.2	$ 28.4
Capital expenditures	39.8	28.7	20.2	42.4	19.4
Same store sales growth (3):					
Domestic Company-owned stores	0.1%	7.1%	(2.2)%	1.0%	(2.2)%
Domestic franchise stores	2.1%	4.6%	(4.4)%	(2.1)%	(5.2)%
Domestic stores	1.8%	4.9%	(4.1)%	(1.7)%	(4.9)%
International stores	5.9%	6.1%	4.0%	6.7%	6.2%
Store counts (at end of period):					
Domestic Company-owned stores	580	581	571	571	489
Domestic franchise stores	4,428	4,511	4,572	4,584	4,558
Domestic stores	5,008	5,092	5,143	5,155	5,047
International stores	2,749	2,987	3,223	3,469	3,726
Total stores	7,757	8,079	8,366	8,624	8,773

(1) Included in Other for fiscal 2004 are costs incurred in connection with debt retirements, including $9.0 million incurred in connection with the redemption of $109.1 million of senior subordinated notes as part of our 2004 IPO. Other for fiscal 2005 is comprised of a gain recognized on the sale of an equity investment. The fiscal 2007 other amount represents the premium paid to bond holders in the tender offer for the Domino's, Inc. senior subordinated notes due 2011.

(2) The 2007 and 2008 working capital amounts exclude approximately $81.0 million and $78.9 million of restricted cash, respectively.

(3) Same store sales growth is calculated including only sales from stores that also had sales in the comparable period of the prior year, but excluding sales from certain seasonal locations such as stadiums and concert arenas. International same store sales growth is calculated similarly to domestic same store sales growth. Changes in international same store sales are reported on a constant dollar basis which reflects changes in international local currency sales. The 53rd week in fiscal 2004 had no positive or negative impact on reported same store sales growth amounts.

(4) In connection with our IPO completed on July 16, 2004, Domino's Pizza, Inc. issued and sold 9,375,000 shares resulting in net proceeds to us of approximately $119.6 million. These net proceeds were used to redeem, at a premium plus accrued interest, approximately $109.1 million aggregate principal amount of Domino's, Inc. 8 ¼% senior subordinated notes. Immediately following the closing of the IPO, we had 68,653,626 shares of common stock outstanding. Additionally, in connection with the IPO, we used general funds to, among other things, distribute $16.9 million to our founder and former majority shareholder and his spouse for full payment of contingent notes then outstanding and pay $10.0 million to an affiliate of our principal stockholder, in connection with the termination of its management agreement with us, which was recorded in general and administrative expense. Additionally, the 2004 fiscal year includes 53 weeks, while the 2005, 2006, 2007 and 2008 fiscal years each include 52 weeks.

(5) In connection with our recapitalization in 2007, Domino's Pizza, Inc. borrowed $780.0 million under a bridge term loan facility. We used the proceeds from the borrowings under the bridge term loan facility to purchase 2,242 shares of common stock for approximately $0.1 million, repay $463.0 million principal amount of then outstanding borrowings under the 2003 term loans plus accrued interest and related fees and retire at a $13.3 million premium $273.6 million in aggregate principal amount of Domino's, Inc. 8 ¼% senior subordinated notes due 2011, representing substantially all of the outstanding senior subordinated notes plus accrued interest and related fees. We paid $22.3 million in fees in connection with obtaining the bridge loan facility and wrote off $9.5 million of deferred financing fees and bond discount as part of the 2003 term loan and senior subordinated notes repayments. Additionally, in connection with the recapitalization, we borrowed $1.7 billion of fixed rate notes and used the proceeds from the borrowings to repay in full the bridge term loan facility, capitalize certain new subsidiaries, pay $38.1 million of deferred financing fees, pay a special cash dividend on our outstanding common stock totaling $846.4 million and make a corresponding anti-dilution equivalent payment of $50.6 million on certain stock options. Total cash paid for common stock dividends and related anti-dilution payments totaled $897.0 million, of which $141.0 million was recorded as a reduction of additional paid-in capital and $756.0 million was recorded as an increase in retained deficit. In connection with the repayment of the bridge term loan facility, we wrote off $21.9 million of unamortized deferred financing fees. Additionally, we expensed $2.9 million of related general and administrative expenses, comprised of $1.6 million of legal, professional and other fees and expenses and $1.3 million of non-cash compensation expenses, of which $0.4 million related to the acceleration of vesting of certain stock options. Total recapitalization related expenses were $48.6 million (pre-tax).

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

Our fiscal year typically includes 52 weeks, comprised of three twelve week quarters and one sixteen week quarter. Fiscal 2006, fiscal 2007 and fiscal 2008 each consisted of 52 weeks.

Description of the Business

We are the number one pizza delivery company in the United States with a 17.5% share of the pizza delivery market based on reported consumer spending. We also have a leading international presence. We operate through a network of 489 Company-owned stores, all of which are in the United States, and 8,284 franchise stores located in all 50 states and in more than 60 countries. In addition, we operate 17 regional dough manufacturing and supply chain centers in the contiguous United States as well as six dough manufacturing and supply chain centers outside the contiguous United States.

Our financial results are driven largely by retail sales at our Company-owned and franchise stores. Changes in retail sales are driven by changes in same store sales and store counts. We monitor both of these metrics very closely, as they directly impact our revenues and profits, and strive to consistently increase the related amounts. Retail sales drive Company-owned store revenues, royalty payments from franchisees and domestic supply chain revenues. Retail sales are primarily impacted by the strength of the Domino's Pizza® brand, the success of our marketing promotions and our ability to execute our store operating model and other business strategies.

We devote significant attention to our brand-building efforts, which is evident in our system's estimated $1.4 billion of domestic advertising spending over the past five years and our frequent designation as a MegaBrand by *Advertising Age*. We plan on continuing to build our brand and retail sales by satisfying customers worldwide with our pizza delivery offerings and by continuing to invest significant amounts in the advertising and marketing of the Domino's Pizza® brand.

We also pay particular attention to the store economics, or the investment performance of a store to its owner, of both our Company-owned and franchise stores. We believe that our system's favorable store economics benefit from the relatively small initial and ongoing investments required to own and operate a Domino's Pizza store. We believe these favorable investment requirements, coupled with a strong brand message supported by significant advertising spending, as well as high-quality and focused menu offerings, drive strong store economics, which, in turn, drive demand for new stores.

Business Performance

During 2008, we faced significant challenges in our domestic business, particularly rising commodity costs, a continued trend of negative domestic same store sales growth and a slowdown in our store growth as we experienced net negative domestic store growth. These factors combined with the current economic environment have negatively impacted our operating results as well as those of our franchisees. As a result, it was an important year for us to refine our strategies and plans for the coming years, which include improving our franchise base, improving performance of our Company-owned stores and strengthening our menu. We plan to continue exiting underperforming franchisees from the system which will allow us to strengthen our overall system of stores; however this will continue to negatively impact our domestic store growth in 2009. Our marketing stragtegies will focus on driving sustained traffic growth, including launching permanent new product platforms. In 2008, we introduced our new Domino's Oven Baked Sandwiches, which not only drove traffic growth, but also expanded our lunch business. In addition to the aforementioned efforts, other inititatives such as increases in media spending and investments in training and retention of team members are important strategies that will contribute to the growth and success of our business.

In 2008, global retail sales, which are total retail sales at Company-owned and franchise stores worldwide, increased 1.4% as compared to 2007. This increase in global retail sales was driven by strong international same store sales growth as well as growth in worldwide store counts, offset in part by a decrease in domestic same store sales and negative foreign currency translation impacts on our international sales. In 2007, global retail sales increased 6.6% as compared to 2006. This increase in global retail sales was driven by strong international same store sales growth as well as growth in worldwide store counts, offset in part by a decrease in domestic franchise same store sales.

Revenues increased $25.6 million or 1.8% in 2007 and decreased $37.8 million or 2.6% in 2008. The increase in revenues in 2007 was largely due to higher domestic supply chain revenues, due primarily to higher food prices, including cheese. The decline in 2008 was due primarily to lower Company-owned store and domestic franchise revenues, driven primarily by Company-owned store divestitures, lower same store sales and lower volumes in our domestic supply chain operations. Worldwide store counts have increased from 8,079 at the beginning of 2006 to 8,773 at the end of 2008. This growth in store counts can be attributed to the growing global acceptance of our brand and our pizza delivery concept as well as the economics inherent in our system which attracts new franchisees and encourages existing franchisees to grow their business. Domestic same store sales decreased 4.1%, 1.7% and 4.9% in 2006, 2007 and 2008, respectively. International same store sales increased 4.0%, 6.7% and 6.2% during the same periods. The Company's domestic same store sales results in 2006, 2007 and 2008 reflected the underperformance of our product and promotional offerings during those years, continued challenges in our domestic business and a weak consumer environment. Internationally, same stores sales growth continues to result from the growing acceptance of delivered pizza around the globe and the successful execution of the concept.

Income from operations decreased 9.5%, from $214.2 million in 2006 to $193.9 million in 2007 and increased 0.6% in 2008 to $195.0 million. The decline in income from operations in 2007 was primarily the result of lower profits from the domestic stores and domestic supply chain operations, as well as certain recapitalization-related expenses. The growth in income from operations in 2008 was primarily the result of $14.2 million of gains on the sale of Company-owned stores to franchisees and continued strong performance in our international business. Additionally, the comparison benefits from lower income from operations in 2007, when we incurred higher expenses associated with the Company's recapitalization and a $5.0 million reserve recorded in 2007 related to certain legal matters in California. These increases in 2008 were offset in part by lower margins in our Company-owned store and domestic supply chain businesses, as well as a decrease in domestic franchise same store sales.

Net income declined 64.3% from $106.2 million in 2006 to $37.9 million in 2007 and increased 42.5% to $54.0 million in 2008. The increase in net income in 2008 was primarily due to the comparison to lower net income amounts in the 2007, when we incurred higher expenses associated with the Company's recapitalization and the aforementioned increase in income from operations. These recapitalization expenses in 2007 included the write-off of deferred financing fees and bond discount related to the extinguishment of debt and a $13.3 million premium paid to repurchase and retire then-outstanding notes. These increases were offset in part by higher ongoing interest expense associated with increased debt under our new capital structure and higher interest income earned in 2007 on funds received in connection with the Company's recapitalization.

We are highly leveraged primarily as a result of our recapitalization in 2007. As of December 28, 2008, consolidated long-term debt was $1.7 billion. Since 1998, a large portion of our cash flows provided from operations has been used to make principal and interest payments on our indebtedness as well as distributions to shareholders in the form of dividends and stock repurchases. Our securitized debt requires no scheduled principal payments until anticipated maturity in 2012. Overall, we believe that our ability to consistently produce significant free cash flows allows us the flexibility not only to service our significant debt but also to invest in our growing business as well as return cash to our shareholders.

Critical accounting policies and estimates

The following discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, our management evaluates its estimates, including those related to revenue recognition, allowance for uncollectible receivables, long-lived and intangible assets, insurance and legal matters and income taxes. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates. Changes in our accounting policies and estimates could materially impact our results of operations and financial condition for any particular period. We believe that our most critical accounting policies and estimates are:

Revenue recognition. We earn revenues through our network of domestic Company-owned and franchise stores, dough manufacturing and supply chain centers and international operations. Retail sales from Company-owned stores and royalty revenues resulting from the retail sales from franchise stores are recognized as revenues when the items are delivered to or carried out by customers. Sales of food from our supply chain centers are recognized as revenues upon delivery of the food to franchisees while sales of equipment and supplies are generally recognized as revenues upon shipment of the related products to franchisees.

Allowance for uncollectible receivables. We closely monitor our accounts and notes receivable balances and provide allowances for uncollectible amounts as a result of our reviews. These estimates are based on, among other factors, historical collection experience and a review of our receivables by aging category. Additionally, we may also provide allowances for uncollectible receivables based on specific customer collection issues that we have identified. While write-offs of bad debts have historically been within our expectations and the provisions established, management cannot guarantee that future write-offs will not exceed historical rates. Specifically, if the financial condition of our franchisees were to deteriorate resulting in an impairment of their ability to make payments, additional allowances may be required.

Long-lived and intangible assets. We record long-lived assets, including property, plant and equipment and capitalized software, at cost. For acquisitions of franchise operations, we estimate the fair values of the assets and liabilities acquired based on physical inspection of assets, historical experience and other information available to us regarding the acquisition. We depreciate and amortize long-lived assets using useful lives determined by us based on historical experience and other information available to us. We evaluate the potential impairment of long-lived assets based on various analyses including the projection of undiscounted cash flows, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. For Company-owned stores, we perform related impairment tests on an operating market basis, which the Company has determined to be the lowest level for which identifiable cash flows are largely independent of other cash flows. If the carrying amount of a long-lived asset exceeds the amount of the expected future undiscounted cash flows of that asset or the estimated fair value of the asset, an impairment loss is recognized and the asset is written down to its estimated fair value. At December 28, 2008, we determined that our long-lived assets were not impaired. If our future operating performance were to deteriorate, we may be required to recognize an impairment charge.

We evaluate goodwill annually for impairment by comparing the fair value of the reporting unit to its carrying value. A significant portion of our goodwill relates to acquisitions of domestic franchise stores and is included in our domestic stores segment, specifically, the Company-owned stores reporting unit. At December 28, 2008, the fair value of our business operations with associated goodwill exceeded their recorded carrying value, including the related goodwill. However, if the future performance of our domestic Company-owned stores or domestic supply chain operations were to deteriorate, we may be required to recognize a goodwill impairment charge.

Insurance and legal matters. We are a party to lawsuits and legal proceedings arising in the ordinary course of business. Management closely monitors these legal matters and estimates the probable costs for the resolution of such matters. These estimates are primarily determined by consulting with both internal and external parties handling the matters and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. If our estimates relating to legal matters proved inaccurate for any reason, we may be required to increase or decrease the related expense in future periods. At December 30, 2007 and December 28, 2008, we had approximately $8.2 million and $2.9 million, respectively, accrued for legal matters.

For certain periods prior to December 1998 and for periods after December 2001, we maintain insurance coverage for workers' compensation, general liability and owned and non-owned auto liability under insurance policies requiring payment of a deductible for each occurrence up to between $500,000 and $3.0 million, depending on the policy year and line of coverage. The related insurance reserves are based on undiscounted independent actuarial estimates, which are based on historical information along with assumptions about future events. Changes in assumptions for such factors as medical costs and legal actions, as well as changes in actual experience, could cause these estimates to change in the near term which could result in an increase or decrease in the related expense in future periods. At December 30, 2007 and December 28, 2008, we had approximately $29.6 million and $30.4 million, respectively, accrued for insurance matters.

Income taxes. Our net deferred tax assets assume that we will generate sufficient taxable income in specific tax jurisdictions, based on estimates and assumptions. The amounts relating to taxes recorded on the balance sheet, including tax reserves, also consider the ultimate resolution of revenue agent reviews based on estimates and assumptions. If these estimates and assumptions change in the future, we may be required to adjust our valuation allowance or other tax reserves resulting in additional income tax expense or benefit in future periods.

Same Store Sales Growth

	2006	2007	2008
Domestic Company-owned stores	(2.2)%	1.0%	(2.2)%
Domestic franchise stores	(4.4)%	(2.1)%	(5.2)%
Domestic stores	(4.1)%	(1.7)%	(4.9)%
International stores	4.0%	6.7%	6.2%

Store Growth Activity

	Domestic Company-owned Stores	Domestic Franchise	Domestic Stores	International Stores	Total
Store count at January 1, 2006	581	4,511	5,092	2,987	8,079
Openings	7	119	126	276	402
Closings	(3)	(72)	(75)	(40)	(115)
Transfers	(14)	14	-	-	-
Store count at December 31, 2006	571	4,572	5,143	3,223	8,366
Openings	13	125	138	289	427
Closings	(7)	(119)	(126)	(43)	(169)
Transfers	(6)	6	-	-	-
Store count at December 30, 2007	571	4,584	5,155	3,469	8,624
Openings	3	120	123	314	437
Closings	(3)	(228)	(231)	(57)	(288)
Transfers	(82)	82	-	-	-
Store count at December 28, 2008	489	4,558	5,047	3,726	8,773

Income Statement Data

(dollars in millions)	2006		2007		2008	
Domestic Company-owned stores	$ 393.4		$ 394.6		$ 357.7	
Domestic franchise	157.7		158.1		153.9	
Domestic supply chain	762.8		783.3		771.1	
International	123.4		126.9		142.4	
Total revenues	1,437.3	100.0%	1,462.9	100.0%	1,425.1	100.0%
Domestic Company-owned stores	312.1		317.7		298.9	
Domestic supply chain	681.7		710.9		699.7	
International	59.0		55.4		63.3	
Cost of sales	1,052.8	73.2%	1,084.0	74.1%	1,061.9	74.5%
Operating margin	384.5	26.8%	378.9	25.9%	363.3	25.5%
General and administrative	170.3	11.9%	184.9	12.6%	168.2	11.8%
Income from operations	214.2	14.9%	193.9	13.3%	195.0	13.7%
Interest expense, net	(53.8)	(3.7)%	(125.1)	(8.6)%	(112.2)	(7.9)%
Other	-	-	(13.3)	(0.9)%	-	-
Income before provision for income taxes	160.4	11.2%	55.6	3.8%	82.9	5.8%
Provision for income taxes	54.2	3.8%	17.7	1.2%	28.9	2.0%
Net income	$ 106.2	7.4%	$ 37.9	2.6%	$ 54.0	3.8%

2008 compared to 2007
(tabular amounts in millions, except percentages)

Revenues. Revenues include retail sales by Company-owned stores, royalties from domestic and international franchise stores and sales of food, equipment and supplies by our supply chain centers to certain domestic and international franchise stores.

Consolidated revenues decreased $37.8 million or 2.6% in 2008. This decrease in revenues was due primarily to lower Company-owned store and domestic franchise revenues, driven primarily by Company-owned store divestitures, lower same store sales and lower volumes in our domestic supply chain operations offset in part by higher international revenues. These decreases in revenues are more fully described below.

Domestic stores. Domestic stores revenues are comprised of retail sales from domestic Company-owned store operations and royalties from retail sales at domestic franchise stores, as summarized in the following table.

	2007		2008	
Domestic Company-owned stores	$394.6	71.4%	$357.7	69.9%
Domestic franchise	158.1	28.6%	153.9	30.1%
Total domestic stores revenues	$552.6	100.0%	$511.6	100.0%

Domestic stores revenues decreased $41.0 million or 7.4% in 2008. This decrease was due primarily to lower domestic franchise and Company-owned same store sales and a decrease in the average number of domestic stores open during 2008. These results are more fully described below.

Domestic Company-owned stores. Revenues from domestic Company-owned store operations decreased $36.9 million or 9.3% in 2008. This decrease was due primarily to store divestitures, primarily to existing franchisees, during 2008 and lower same store sales. Domestic Company-owned same store sales decreased 2.2% in 2008 compared to 2007. There were 571 and 489 domestic Company-owned stores in operation as of December 30, 2007 and December 28, 2008, respectively.

Domestic franchise. Revenues from domestic franchise operations decreased $4.2 million or 2.7% in 2008. This decrease was due primarily to lower same store sales and a decrease in the average number of domestic franchise stores open during 2008. There were 4,584 and 4,558 domestic franchise stores in operation as of December 30, 2007 and December 28, 2008, respectively. Domestic franchise same store sales decreased 5.2% in 2008 compared to 2007.

Domestic supply chain. Revenues from domestic supply chain operations decreased $12.2 million or 1.6% in 2008. This decrease was due primarily to lower volumes, related to decreases in domestic same store sales and were offset in part by an increase in overall food prices, including cheese prices. Cheese prices positively impacted revenues by approximately $11.1 million in 2008.

International. International revenues are primarily comprised of royalties from our international franchise stores and sales of food and supplies by our international supply chain centers to certain franchise stores, as summarized in the following table.

	2007		2008	
International royalty and other	$ 66.3	52.2%	$ 73.1	51.3%
International supply chain	60.6	47.8%	69.3	48.7%
Total international revenues	$126.9	100.0%	$142.4	100.0%

Revenues from international operations increased $15.5 million or 12.2% in 2008, comprised of a $6.8 million increase in royalty and other revenues and an $8.7 million increase in supply chain revenues. These increases were due primarily to higher same store sales and an increase in the average number of international stores open during 2008, offset in part by a $1.9 million negative impact of foreign currency translation losses as a result of the strengthening of the U.S. dollar compared to the currencies in the markets in which we compete. On a constant dollar basis, same store sales increased 6.2% in 2008 compared to 2007. On a historical dollar basis, same store sales increased 4.2% in 2008 compared to 2007, reflecting a generally stronger U.S. dollar in those markets in which we compete. There were 3,469 and 3,726 international stores in operation as of December 30, 2007 and December 28, 2008, respectively.

Cost of sales / Operating margin. Consolidated cost of sales is comprised primarily of Company-owned store and domestic supply chain costs incurred to generate related revenues. Components of consolidated cost of sales primarily include food, labor and occupancy costs.

The consolidated operating margin, which we define as revenues less cost of sales, decreased $15.6 million or 4.1% in 2008, as summarized in the following table.

	2007		2008	
Consolidated revenues	$1,462.9	100.0%	$1,425.1	100.0%
Consolidated cost of sales	1,084.0	74.1%	1,061.9	74.5%
Consolidated operating margin	$ 378.9	25.9%	$ 363.3	25.5%

The $15.6 million decrease in consolidated operating margin was due primarily to lower margins at our Company-owned stores and lower domestic franchise royalty revenues, offset in part by higher margins in our international business.

As a percentage of total revenues, our consolidated operating margin decreased primarily as a result of a market increase in overall food prices, including cheese, which negatively impacted our domestic Company-owned store and domestic supply chain operating margins as a percentage of revenues. Additionally, the Company-owned store operating margin was impacted by higher labor costs, while lower domestic franchise same store sales generated lower domestic supply chain volumes. Changes in the operating margin at our domestic Company-owned store operations and our domestic supply chain operations are more fully described below.

Domestic Company-owned stores. The domestic Company-owned store operating margin decreased $18.1 million or 23.4% in 2008, as summarized in the following table.

	2007		2008	
Revenues	$394.6	100.0%	$357.7	100.0%
Cost of sales	317.7	80.5%	298.9	83.5%
Store operating margin	$ 76.9	19.5%	$ 58.8	16.5%

The $18.1 million decrease in the domestic Company-owned store operating margin was due primarily to higher overall food costs, lower same store sales, higher labor and related costs and the impact of store divestitures.

As a percentage of store revenues, food costs increased 1.5 percentage points to 27.6% in 2008, due primarily to higher overall food prices, including cheese. The cheese block price per pound averaged $1.89 in 2008 compared to $1.72 in 2007.

As a percentage of store revenues, labor and related costs increased 0.5 percentage points to 32.0% in 2008, due primarily to higher average wage rates.

As a percentage of store revenues, occupancy costs, which include rent, telephone, utilities and depreciation, increased 0.2 percentage points to 12.1% in 2008 resulting from higher average rent and utility costs.

As a percentage of store revenues, insurance costs increased 0.2 percentage points to 3.3% in 2008.

Domestic supply chain. The domestic supply chain operating margin decreased $1.0 million or 1.4% in 2008, as summarized in the following table.

	2007		2008	
Revenues	$783.3	100.0%	$771.1	100.0%
Cost of sales	710.9	90.8%	699.7	90.7%
Domestic supply chain operating margin	$ 72.4	9.2%	$ 71.4	9.3%

The $1.0 million decrease in the domestic supply chain operating margin was due primarily to lower volumes and higher food and fuel costs, offset in part by lower variable labor costs.

As a percentage of domestic supply chain revenues, the domestic supply chain operating margin increased primarily as a result of efficiencies gained at the supply chain centers through reduced delivery frequency and cost reductions. These increases were offset by higher food prices, primarily cheese and to a lesser extent meats and boxes, and lower volumes as a result of lower domestic same store sales. Increases in certain food prices, including cheese, have a negative effect on the domestic supply chain operating margin due to the fixed dollar margin earned by domestic supply chain on certain food items, including cheese. Had the 2008 cheese prices been in effect during 2007, the domestic supply chain operating margin as a percentage of domestic supply chain revenues would have been approximately 9.1% for 2007, resulting in a domestic supply chain operating margin increase of 0.2 percentage points in 2008.

General and administrative expenses. General and administrative expenses decreased $16.7 million or 9.0% in 2008. As a percentage of total revenues, general and administrative expenses decreased 0.8 percentage points to 11.8% in 2008. These decreases were due primarily to $14.2 million of gains recorded in 2008 related to the sale of certain Company-owned stores. Additionally, general and administrative expenses in 2008 were positively impacted by lower advertising and labor expenses, the impact of a $5.0 million reserve recorded in 2007 related to certain legal matters in California as well as general and administrative expenses recorded in connection with the Company's recapitalization in 2007. These decreases were offset in part by approximately $1.4 million of separation and other costs recorded related primarily to the Company's previously announced and executed restructuring action, a $5.3 million increase in bad debt expense and a $1.8 million gain recorded in 2007 on the sale of a corporate aircraft.

Interest income. Interest income decreased $2.6 million to $2.7 million in 2008. This decrease was primarily due to $1.5 million of tax-exempt interest income that was earned in 2007 on funds received in connection with the Company's 2007 recapitalization.

Interest expense. Interest expense decreased $15.5 million to $114.9 million in 2008. This decrease in interest expense was due primarily to expenses incurred in connection with the Company's 2007 recapitalization, including a $21.9 million write-off of deferred financing fees related to the Company's recapitalization, a $9.5 million write-off of deferred financing fees and bond discount related to the extinguishment of debt and $2.5 million of additional interest expense, net incurred in connection with the settlement of interest rate derivatives. These decreases were offset in part by a $1.3 million write-off of deferred financing fees in connection with a reduction in the available borrowings under the Company's variable funding notes and higher average outstanding debt balances in 2008.

Our average outstanding borrowings increased $0.3 billion to approximately $1.7 billion in 2008. Our cash borrowing rate was 6.1% in 2008 and 2007.

Other. The other amount of $13.3 million in 2007 represents the premium paid to repurchase and retire the senior subordinated notes that were tendered in the debt tender offer in connection with the Company's 2007 recapitalization.

Provision for income taxes. Provision for income taxes increased $11.2 million to $28.9 million in 2008, due primarily to an increase in pre-tax income. The Company's effective income tax rate increased 3.1 percentage points to 34.9% of pre-tax income in 2008, due primarily to the positive impact of reserve adjustments related to the settlement of certain state income tax matters that were significantly higher in 2007 compared to 2008.

2007 compared to 2006

(tabular amounts in millions, except percentages)

Revenues. Consolidated revenues increased $25.6 million or 1.8% in 2007. This increase in revenues was due primarily to higher domestic supply chain revenues related to higher food prices, primarily cheese, as well as higher international revenues. These increases in revenues are more fully described below.

Domestic stores. Domestic stores revenues are summarized in the following table.

	2006		2007	
Domestic Company-owned stores	$393.4	71.4%	$394.6	71.4%
Domestic franchise	157.7	28.6%	158.1	28.6%
Total domestic stores revenues	$551.1	100.0%	$552.6	100.0%

Domestic stores revenues increased $1.5 million or 0.3% in 2007. This increase was due primarily to higher domestic Company-owned same store sales and an increase in the average number of domestic stores open during 2007, offset in part by lower domestic franchise same store sales. These results are more fully described below.

Domestic Company-owned stores. Revenues from domestic Company-owned store operations increased $1.2 million or 0.3% in 2007. This increase was due primarily to higher same store sales. Domestic Company-owned same store sales increased 1.0% in 2007 compared to 2006. There were 571 domestic Company-owned stores in operation as of December 31, 2006 and December 30, 2007.

Domestic franchise. Revenues from domestic franchise operations increased $0.4 million or 0.2% in 2007. This increase was due primarily to a slightly higher average royalty rate and an increase in the average number of domestic franchise stores open during 2007, offset in part by lower same store sales. There were 4,572 and 4,584 domestic franchise stores in operation as of December 31, 2006 and December 30, 2007, respectively. Domestic franchise same store sales decreased 2.1% in 2007 compared to 2006.

Domestic supply chain. Revenues from domestic supply chain operations increased $20.5 million or 2.7% in 2007. This increase was due primarily to increases in cheese prices, offset in part by lower volumes related to decreases in domestic franchise same store sales. Cheese prices positively impacted revenues by approximately $51.8 million in 2007.

International. International revenues are primarily comprised of royalties from our international franchise stores and sales of food and supplies by our international supply chain centers to certain franchise stores, as summarized in the following table.

	2006		2007	
International royalty and other	$ 60.5	49.0%	$ 66.3	52.2%
International supply chain	62.9	51.0%	60.6	47.8%
Total international revenues	$123.4	100.0%	$126.9	100.0%

Revenues from international operations increased $3.5 million or 2.8% in 2007, comprised of a $5.8 million increase in royalty and other revenues and a $2.3 million decrease in supply chain revenues. The increase in royalty and other revenues was due primarily to increases in same store sales and the average number of international stores open during 2007, offset in part by the sale of Company-owned operations in France and the Netherlands in 2006. On a constant dollar basis, same store sales increased 6.7% in 2007 compared to 2006. On a historical dollar basis, same store sales increased 12.3% in 2007 compared to 2006, reflecting a generally weaker U.S. dollar in those markets in which we compete. There were 3,223 and 3,469 international stores in operation as of December 31, 2006 and December 30, 2007, respectively.

Cost of sales / Operating margin. The consolidated operating margin decreased $5.6 million or 1.5% in 2007, as summarized in the following table.

	2006		2007	
Consolidated revenues	$1,437.3	100.0%	$1,462.9	100.0%
Consolidated cost of sales	1,052.8	73.2%	1,084.0	74.1%
Consolidated operating margin	$ 384.5	26.8%	$ 378.9	25.9%

The $5.6 million decrease in consolidated operating margin was due primarily to lower margins at our Company-owned stores and domestic supply chain operations, offset in part by higher margins in our international business.

As a percentage of total revenues, our consolidated operating margin decreased primarily as a result of a market increase in overall food prices, primarily cheese, which negatively impacted our domestic supply chain operating margins as a percentage of revenues. Additionally, the Company-owned store operating margin was impacted by higher labor, while lower domestic franchise same store sales generated lower domestic supply chain volumes. These decreases were offset in part by improvements in the operating margins in our international operations. Changes in the operating margin at our domestic Company-owned store operations and our domestic supply chain operations are more fully described below.

Domestic Company-owned stores. The domestic Company-owned store operating margin decreased $4.4 million or 5.4% in 2007, as summarized in the following table.

	2006		2007	
Revenues	$393.4	100.0%	$394.6	100.0%
Cost of sales	312.1	79.3%	317.7	80.5%
Store operating margin	$ 81.3	20.7%	$ 76.9	19.5%

The $4.4 million decrease in the domestic Company-owned store operating margin was due primarily to higher labor and ordering costs offset, in part, by higher same store sales.

As a percentage of store revenues, food costs decreased 0.1 percentage points to 26.1% in 2007, due primarily to increased pricing and the positive impact of derivative contracts offset in part by a market increase in food prices, primarily cheese. The cheese block price per pound averaged $1.72 in 2007 compared to $1.24 in 2006.

As a percentage of store revenues, labor costs increased 0.7 percentage points to 30.8% in 2007, due primarily to higher average wage rates during 2007.

Domestic supply chain. The domestic supply chain operating margin decreased $8.7 million or 10.7% in 2007, as summarized in the following table.

	2006		2007	
Revenues	$762.8	100.0%	$783.3	100.0%
Cost of sales	681.7	89.4%	710.9	90.8%
Domestic supply chain operating margin	$ 81.1	10.6%	$ 72.4	9.2%

The $8.7 million decrease in the domestic supply chain operating margin was due primarily to lower volumes, offset in part by lower labor costs.

As a percentage of domestic supply chain revenues, the domestic supply chain operating margin decreased primarily as a result of higher food prices, primarily cheese and to a lesser extent wheat, and lower volumes as a result of lower domestic franchise same store sales. These decreases were offset in part by lower variable labor costs. Increases in certain food prices, including cheese, have a negative effect on the domestic supply chain operating margin due to the fixed dollar margin earned by domestic supply chain on certain food items, including cheese. Had the 2007 cheese prices been in effect during 2006, the domestic supply chain operating margin as a percentage of domestic supply chain revenues would have been approximately 10.0% for 2006, resulting in a domestic supply chain operating margin decrease of 0.8 percentage points in 2007.

General and administrative expenses. General and administrative expenses increased $14.6 million or 8.6% in 2007. As a percentage of total revenues, general and administrative expenses increased 0.7 percentage points to 12.6% in 2007. These increases were due primarily to a $5.0 million reserve recorded in 2007 related to certain legal matters in California and general and administrative expenses recorded in connection with the Company's recapitalization.

Interest income. Interest income increased $4.1 million to $5.3 million in 2007. This increase was due to carrying higher average cash balances as a result of the Company's recapitalization.

Interest expense. Interest expense increased $75.4 million to $130.4 million in 2007. This increase in interest expense was due primarily to higher average outstanding debt balances in 2007 offset in part by lower average borrowing rates, both the result of the Company's recapitalization. Interest expense was also negatively impacted by a $21.9 million write-off of deferred financing fees related to the Company's recapitalization, a $9.5 million write-off of deferred financing fees and bond discount related to the extinguishment of debt and $2.5 million of additional interest expense, net incurred in connection with the settlement of interest rate derivatives.

Our average outstanding borrowings increased $671.7 million to approximately $1.4 billion in 2007. Our cash borrowing rate decreased 0.3 percentage points to 6.1% in 2007 compared to 2006.

Other. The other amount of $13.3 million in 2007 represents the premium paid to repurchase and retire the senior subordinated notes that were tendered in the debt tender offer in connection with the Company's recapitalization.

Provision for income taxes. Provision for income taxes decreased $36.5 million to $17.7 million in 2007, due primarily to a decrease in pre-tax income. The Company's effective income tax rate decreased 2.0 percentage points to 31.8% of pre-tax income in 2007, due primarily to reserve adjustments related to the settlement of state income tax matters.

Summary of Recapitalization Expenses. The following table presents total recapitalization-related expenses incurred during fiscal 2007. These expenses, presented pre-tax and in addition to additional ongoing interest expense resulting from higher borrowings, affect comparability between the periods presented for 2007 and 2006.

(in millions)	**Fiscal 2007**
2007 recapitalization-related expenses:	
General and administrative expenses (1)	$ 2.9
Additional interest income on recapitalization funds (2)	(1.5)
Additional interest expense (3)	33.9
Premium on bond extinguishment (4)	13.3
Total of 2007 recapitalization-related expenses	$48.6

(1) Primarily includes stock compensation expenses, payroll taxes related to the payments made to certain stock option holders and legal and professional fees incurred in connection with the recapitalization, including the tender offers for Domino's Pizza, Inc. common stock and Domino's, Inc. senior subordinated notes due 2011.

(2) Includes tax-exempt interest income that was earned on funds received in connection with the recapitalization prior to disbursement of the funds.

(3) Includes the write-off of deferred financing fees and bond discount related to extinguished debt as well as net expense incurred in connection with the settlement of interest rate derivatives.

(4) Represents the premium paid to bond holders in the tender offer for the Domino's, Inc. senior subordinated notes due 2011 which is recorded as other expense in the Company's consolidated statement of income.

Liquidity and capital resources

As of December 28, 2008, we had working capital of $25.8 million, excluding restricted cash and cash equivalents of $78.9 million and including total unrestricted cash and cash equivalents of $45.4 million. Historically, we have operated with minimal positive working capital or negative working capital primarily because our receivable collection periods and inventory turn rates are faster than the normal payment terms on our current liabilities. We generally collect our receivables within three weeks from the date of the related sale, and we generally experience 40 to 50 inventory turns per year. In addition, our sales are not typically seasonal, which further limits our working capital requirements. These factors, coupled with significant and ongoing cash flows from operations, which are primarily used to service our debt obligations, invest in our business and repurchase common stock, reduce our working capital amounts. As of December 28, 2008, the Company had approximately $42.0 million of cash held for future interest payments, $26.4 million cash held in interest reserves, $10.0 million cash held for capitalization of certain subsidiaries and $0.5 million of other restricted cash, for a total of $78.9 million of restricted cash.

As of December 28, 2008, we had $1.7 billion of long-term debt, of which $0.3 million was classified as a current liability. Our primary sources of liquidity are cash flows from operations and availability of borrowings under our variable funding notes. The variable funding notes originally allowed for the issuance of up to $150.0 million of financing and certain other credit instruments, including letters of credit in support of various obligations of the Company. During the fourth quarter of 2008, one of the Company's variable funding notes providers (the "Primary VFN Provider") declared bankruptcy. As a result of the Primary VFN Provider's bankruptcy, the Company's ability to draw upon the variable funding notes was reduced. Under the existing terms of the variable funding notes, the Primary VFN Provider's share was $90.0 million. As a result of the Primary VFN Provider's non-performance under the existing agreement, the Company's availability under the variable funding notes was reduced to $60.0 million, of which $37.0 million is currently committed under letters of credit. These letters of credit primarily relate to our insurance programs and supply chain center leases. The maximum amount of borrowings available to the Company under the variable funding notes is approximately $23.0 million. As a result of the reduction in the variable funding notes, we wrote-off approximately $1.3 million of deferred financing fees to interest expense during the fourth quarter of 2008. We have historically funded our working capital requirements, capital expenditures, debt repayments and share repurchases primarily from our cash flows from operations and, when necessary, our available borrowings under the variable funding notes. Management believes its current unrestricted cash and cash equivalents balance, its expected ongoing cash flow from operations as well as the estimated $23.0 million available under the variable funding notes is sufficient to fund operations for the foreseeable future. We did not have any material commitments for capital expenditures as of December 28, 2008.

Cash provided by operating activities was $75.3 million, $84.2 million and $133.0 million in 2008, 2007 and 2006, respectively. The $48.8 million decrease in 2007 versus 2006 was due primarily to a $31.0 million decrease in net income before the impact of non-cash adjustments, due primarily to lower operating performance in our domestic operations and higher interest expense. This was offset in part by a $17.8 million net change in operating assets and liabilities, due primarily to the timing of payment of current operating liabilities. The $8.9 million decrease in 2008 versus 2007 was due primarily to a $13.6 million decrease in net income before the impact of non-cash adjustments, due primarily to lower operating performance in our domestic operations. This was offset in part by a $4.7 million net change in operating assets and liabilities.

Cash provided by investing activities was $12.1 million in 2008 and cash used in investing activities was $109.5 million and $5.9 million in 2007 and 2006, respectively. The $103.6 million net change in 2007 versus 2006 was due primarily to a $81.0 million increase in restricted cash related to our 2007 recapitalization, a $22.2 million increase in capital expenditures due primarily to the purchase of an aircraft and a $1.0 million decrease in proceeds from the sale of property, plant and equipment, which was due primarily to the sale of the France and Netherlands operations in 2006, offset in part by proceeds from the sale of a corporate aircraft in 2007. The $121.6 million net change in 2008 versus 2007 was due primarily to an $83.0 million change in restricted cash related to our 2007 recapitalization, a $15.5 million increase in proceeds from the sale of property, plant and equipment primarily as a result of the sale of 82 Company-owned stores and a $23.0 million decrease in capital expenditures, due primarily to the purchase of acorporate aircraft in 2007.

Cash used in financing activities was $53.5 million, $1.6 million and $155.8 million in 2008, 2007 and 2006, respectively. The $154.2 million net change in 2007 versus 2006 was due primarily to $2.4 billion increase in proceeds from issuance of long-term debt, a $90.5 million decrease in repurchases of common stock and a $17.0 million increase in tax benefit from stock options, offset in part by a $1.5 billion increase in repayments of long-term debt and capital lease obligations, a $867.1 million increase in common stock dividends and equivalents and a $60.1 milion increase in cash paid for financing costs. The $51.9 million net change in 2008 versus 2007 was due primarily to a $2.5 billion decrease in proceeds from issuance of long-term debt and a $11.6 million decrease in purchases of common stock, offset in part by a $1.5 billion decrease in repayments of long-term debt and capital lease obligations, an $897.0 million decrease in common stock dividends and equivalents and a $60.1 million decrease in cash paid for financing costs.

On February 7, 2007, the Company announced a recapitalization plan comprised of (i) a stock tender offer for up to 13,850,000 shares of the Company's common stock, (ii) an offer to purchase all of the outstanding Domino's, Inc. 8 1/4% senior subordinated notes due 2011 pursuant to a debt tender offer, (iii) the repayment of all outstanding borrowings under its senior credit facility and (iv) a planned special cash dividend to stockholders and related anti-dilution payments and adjustments to certain option holders, in each case financed as described below.

On March 8, 2007, the Company entered into a $1.35 billion bridge credit facility agreement, consisting of (i) up to $1.25 billion in bridge term loans and (ii) up to $100 million under a revolving credit facility. Also on March 8, 2007, the Company borrowed $500 million under the bridge term loan facility, which it used to repay all outstanding borrowings under its senior credit agreement, as well as to pay related fees and expenses. Upon repayment of all such outstanding borrowings, the senior credit facility was terminated. On March 9, 2007, the Company borrowed an additional $280 million under the bridge term loan facility, which it used to repurchase and retire at a premium $273.6 million in aggregate principal amount of Domino's, Inc. 8¼% senior subordinated notes due 2011, representing substantially all of the outstanding senior subordinated notes, as well as to pay related fees and expenses. Borrowings under the bridge term loan facility were subject to floating interest rates, as described in the applicable agreements.

On March 9, 2007, the Company announced the acceptance for purchase of 2,242 shares of its common stock under its stock tender offer at a purchase price of $30.00 per share, for a total purchase price of approximately $67,000.

On April 16, 2007, a wholly-owned subsidiary of Domino's Pizza LLC and three of its wholly-owned subsidiaries completed an asset-backed securitization (ABS) by co-issuing a $1.85 billion facility in a private transaction consisting of $1.6 billion of 5.261% Fixed Rate Series 2007-1 Senior Notes, Class A-2 (Class A-2 Notes), $100.0 million of 7.629% Fixed Rate Series 2007-1 Subordinated Notes, Class M-1 (Class M-1 Notes and collectively with Class A-2 Notes, the Fixed Rate Notes) and $150.0 million of Variable Rate Series 2007-1 Senior Variable Funding Notes, Class A-1 (the Variable Funding Notes). Gross proceeds from the issuance of the Fixed Rate Notes were $1.7 billion. The Variable Funding Notes were undrawn upon at issuance. The Company used a portion of the Fixed Rate Note proceeds to (i) repay in full all outstanding bridge term loans and terminate the bridge facility credit agreement, (ii) capitalize certain new subsidiaries, and (iii) pay $38.1 million of ABS debt financing fees. The Company concurrently wrote-off the unamortized deferred financing fees related to the previously outstanding bridge facility credit agreement of approximately $21.9 million.

Additionally, during the second quarter of 2007, the Company settled its then outstanding five-year forward starting interest rate swap agreement with a total notional amount of $1.25 billion. This interest rate swap agreement was settled in cash for $11.5 million, in accordance with its terms, concurrent with the issuance of the securitized debt. In connection with this settlement, the other comprehensive income amount was adjusted for the after-tax net settlement amount of $7.1 million which is being amortized into interest expense over the five year term of the securitized debt.

The Senior Notes will accrue interest at a fixed rate of 5.261% per year and the Subordinated Notes will accrue interest at a fixed rate of 7.629%. Accrued interest is due and payable quarterly, commencing on October 25, 2007. The Fixed Rate Notes require no annual principal payments and the anticipated repayment date is April 25, 2012, with legal final maturity on April 27, 2037. The Fixed Rate Notes are subject to certain financial covenants, including a debt service coverage calculation, as defined in the related agreements.

Additionally, the Board of Directors approved an open market share repurchase program for up to $200.0 million of the Company's common stock, which will be funded by future free cash flows and borrowings available under the Variable Funding Notes. The Company used approximately $42.9 million in 2008 for share repurchases under this program and has $102.7 million left under the $200.0 million authorization.

Based upon the current level of operations and anticipated growth, we believe that the cash generated from operations and amounts available under the Variable Funding Notes will be adequate to meet our anticipated debt service requirements, capital expenditures and working capital needs for the foreseeable future. Our ability to continue to fund these items and continue to reduce debt could be adversely affected by the occurrence of any of the events described in Item 1A, Risk Factors. There can be no assurance, however, that our business will generate sufficient cash flows from operations or that future borrowings will be available under the Variable Funding Notes or otherwise to enable us to service our indebtedness, or to make anticipated capital expenditures. Our future operating performance and our ability to service, extend or refinance the Fixed Rate Notes and to service, extend or refinance the Variable Funding Notes will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

Impact of inflation

We believe that our results of operations are not materially impacted by moderate changes in the inflation rate. Inflation and changing prices did not have a material impact on our operations in 2006, 2007 or 2008. Severe increases in inflation, however, could affect the global and U.S. economies and could have an adverse impact on our business, financial condition and results of operations.

New accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," ("SFAS 157"). SFAS 157 defines fair value and provides guidance for measuring fair value and expands disclosures about fair value measurements. This statement does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company adopted the provisions of SFAS 157 during fiscal 2008 and the applicable disclosures are included in Item 8 of this Form 10-K.

In February 2008, the FASB issued a final Staff Position to allow a one-year deferral of adoption of SFAS 157 for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company has elected this one-year deferral and thus will not apply the provisions of SFAS 157 to nonfinancial assets and nonfinancial liabilities that are recognized at fair value in the financial statements on a nonrecurring basis until our fiscal year beginning December 29, 2008. We generally apply fair value techniques on a nonrecurring basis associated with (1) valuing potential impairment loss related to goodwill and indefinite-lived intangible assets accounted for pursuant to SFAS No. 142, and (2) valuing potential impairment loss related to long-lived assets accounted for pursuant to SFAS No. 144. The Company is in the process of evaluating the impact of applying SFAS 157 to nonfinancial assets and liabilities measured on a nonrecurring basis. The FASB also amended SFAS 157 to exclude FASB Statement No. 13 and its related interpretive accounting pronouncements that address leasing transactions.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Liabilities," ("SFAS 159"). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007. On December 31, 2007, the Company adopted the provisions of SFAS 159 and did not elect the fair value option to measure certain financial instruments.

Other accounting standards that have been issued by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our consolidated financial statements upon adoption.

Contractual obligations

The following is a summary of our significant contractual obligations at December 28, 2008.

(dollars in millions)	2009	2010	2011	2012	2013	Thereafter	Total
Long-term debt (1):							
Principal (2)	$ -	$ -	$ -	$1,700.0	$ -	$ -	$1,700.0
Interest (3)	103.0	103.0	103.0	32.6	-	-	341.6
Capital lease	0.7	0.7	0.7	0.7	0.7	3.4	7.1
Operating leases (4)	38.4	33.3	27.6	20.6	16.2	17.2	153.4

(1) The maturity date of the long-term debt noted within the table above reflects the Company's anticipated repayment date of April 25, 2012, rather than the legal maturity date of April 27, 2037. In the event that the Fixed Rate Notes are not repaid in full by the anticipated repayment date and certain covenants rae met, the Company has the option to extend the maturities of the Fixed Rate Notes for two one-year terms at interest rates that may be higher than the current stated rates, depending on the then current LIBOR rates and the Company's performance against certain covenants. During the extension periods, partial principal repayments may be due depending on performance against certain covenants. Following the extension periods, or if the Company does not qualify for the extensions in 2012 and 2013, all cash generated by the Company less a specific amount allocated to the Company as a servicing fee must be used to pay down outstanding principal and interest rates may be higher than previous extension periods.

(2) The long-term debt contractual obligations included above differ from the long-term debt amounts reported in our consolidated financial statements as the above amounts do not include the effect of unamortized debt discounts of approximately $40,000 at December 28, 2008. Additionally, the principal portion of the capital lease obligation amounts above, which totaled $4.8 million at December 28, 2008, are classified as debt in our consolidated financial statements.

(3) The interest rate on our variable funding notes is based on a commercial paper rate plus 0.5%. The interest rate on Class A-2 notes is fixed at 5.261% per year. The interest rate on our Class M-1 notes is fixed at 7.269%. If the securitized debt is extended or refinanced, interest rates may be equal to or higher than the current stated rates.

(4) We lease certain retail store and supply chain center locations, supply chain vehicles, various equipment and our World Resource Center, which is our corporate headquarters, under leases with expiration dates through 2019.

Off-balance sheet arrangements

We are party to letters of credit and, to a lesser extent, financial guarantees with off-balance sheet risk. Our exposure to credit loss for letters of credit and financial guarantees is represented by the contractual amounts of these instruments. Total conditional commitments under letters of credit as of December 28, 2008 were $37.0 million and relate to our insurance programs and supply chain center leases. The Company has also guaranteed borrowings of franchisees of approximately $2.2 million as of December 28, 2008. Additionally, the Company has guaranteed lease payments related to certain franchisees' lease arrangements. The maximum amount of potential future payments under these guarantees is $6.9 million as of December 28, 2008. We believe that none of these arrangements has or is likely to have a material effect on our results of operations, financial condition or liquidity.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Annual Report on Form 10-K includes various forward-looking statements about the Company within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act") that are based on current management expectations that involve substantial risks and uncertainties which could cause actual results to differ materially from the results expressed in, or implied by, these forward-looking statements. The following cautionary statements are being made pursuant to the provisions of the Act and with the intention of obtaining the benefits of the "safe harbor" provisions of the Act. Forward-looking statements include information concerning future results of operations, and business strategy. Also, statements that contain words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "potential," "outlook" and similar terms and phrases, including references to assumptions, are forward-looking statements. We have based these forward looking statements on our current expectations and projections about future events. While we believe these expectations and projections are based on reasonable assumptions, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including the risk factors listed under Item 1A, Risk Factors, as well as other cautionary language in this Form 10-K. Actual results may differ materially from those in the forward looking statements as a result of various factors, including but not limited to, the following:

- our substantial increased indebtedness as a result of the recapitalization in 2007 and our ability to incur additional indebtedness;
- our future financial performance;
- our future cash needs;
- our ability to maintain good relationships with our franchisees;
- our ability to successfully implement cost-saving strategies;
- increases in our operating costs, including cheese, fuel and other commodity costs and the minimum wage;
- our ability to compete domestically and internationally in our intensely competitive industry;
- our ability to retain or replace our executive officers and other key members of management and our ability to adequately staff our stores and supply chain centers with qualified personnel;
- our ability to pay principal and interest on our substantial debt;
- our ability to find and/or retain suitable real estate for our stores and supply chain centers;
- adverse legislation or regulation;
- adverse legal judgments or settlements;
- our ability to pay dividends;
- changes in consumer taste, demographic trends and traffic patterns;
- the influence of investment funds associated with Bain Capital, LLC, and their ability to, among other things, delay, deter or prevent a change of control or other business combination; and
- adequacy of insurance coverage.

All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Annual Report on Form 10-K might not occur.

Forward-looking statements speak only as of the date of this Form 10-K. Except as required under federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention to update any forward-looking statements to reflect events or circumstances arising after the date of this Form 10-K, whether as a result of new information, future events or otherwise. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements included in this Form 10-K or that may be made elsewhere from time to time by, or on behalf of, us. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Market risk

Prior to our recapitalization that was completed in 2007, we were exposed to market risk from interest rate changes on our variable rate debt. Management actively monitored this exposure. We do not engage in speculative transactions nor do we hold or issue financial instruments for trading purposes. In connection with the recapitalization in 2007, we issued fixed rate notes and, at December 28, 2008, we are only exposed to interest rate risk on borrowings under our variable funding notes. As of December 28, 2008, we had no outstanding variable funding note borrowings. Our fixed rate debt exposes the Company to changes in market interest rates reflected in the fair value of the debt and to the risk that the Company may need to refinance maturing debt with new debt at a higher rate.

We are exposed to market risks from changes in commodity prices. During the normal course of business, we purchase cheese and certain other food products that are affected by changes in commodity prices and, as a result, we are subject to volatility in our food costs. We may periodically enter into financial instruments to manage this risk. We do not engage in speculative transactions nor do we hold or issue financial instruments for trading purposes. In instances when we use forward pricing agreements with our suppliers, they always cover our physical commodity needs, are not net-settled and are accounted for as normal purchases.

Interest rate derivatives

From time to time we have entered into interest rate swaps, collars or similar instruments with the objective of managing volatility relating to our borrowing costs.

On February 12, 2007, the Company entered into a five-year forward-starting interest rate swap agreement with a notional amount of $1.25 billion to hedge the interest rate variability of the coupon payments associated with the issuance of $1.85 billion of securitized debt in connection with the recapitalization. On April 16, 2007, the swap agreement was settled in cash for $11.5 million, in accordance with its terms, concurrent with the issuance of the securitized debt. In connection with this settlement, the other comprehensive income amount was adjusted for the after-tax net settlement amount of $7.1 million which is being amortized into interest expense over the five year term of the securitized debt. At December 28, 2008, the Company does not have any interest rate derivatives outstanding.

Foreign currency exchange rate risk

We have exposure to various foreign currency exchange rate fluctuations for revenues generated by our operations outside the United States, which can adversely impact our net income and cash flows. Approximately 8.6%, 8.7% and 10.0% of our total revenues in 2006, 2007 and 2008, respectively, were derived from sales to customers and royalties from franchisees outside the contiguous United States. This business is conducted in the local currency but royalty payments are remitted to us in U.S. dollars. We do not enter into financial instruments to manage this foreign currency exchange risk.

Item 8. Financial Statements and Supplementary Data.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
of Domino's Pizza, Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Domino's Pizza, Inc. and its subsidiaries at December 28, 2008 and December 30, 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the index appearing under Item 15(a)(2) present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 28, 2008, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting, appearing under Item 9(A). Our responsibility is to express opinions on these financial statements, on the financial statement schedules, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Detroit, Michigan
February 24, 2009

DOMINO'S PIZZA, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

ASSETS	December 30, 2007	December 28, 2008
CURRENT ASSETS:		
Cash and cash equivalents	$ 11,344	$ 45,372
Restricted cash	80,951	78,871
Accounts receivable, net of reserves of $3,698 in 2007 and $10,949 in 2008	68,446	69,390
Inventories	24,931	24,342
Notes receivable, net of reserves of $538 in 2007 and $151 in 2008	440	630
Prepaid expenses and other	11,098	6,236
Advertising fund assets, restricted	20,683	20,377
Deferred income taxes	8,989	9,033
Total current assets	226,882	254,251
PROPERTY, PLANT AND EQUIPMENT:		
Land and buildings	21,899	22,063
Leasehold and other improvements	86,909	83,362
Equipment	176,667	167,470
Construction in progress	2,361	1,881
	287,836	274,776
Accumulated depreciation and amortization	(164,946)	(166,346)
Property, plant and equipment, net	122,890	108,430
OTHER ASSETS:		
Investments in marketable securities, restricted	1,924	1,258
Notes receivable, less current portion, net of reserves of $878 in 2007 and $1,640 in 2008	740	1,742
Deferred financing costs, net of accumulated amortization of $4,944 in 2007 and $12,624 in 2008	33,139	24,457
Goodwill	20,772	17,675
Capitalized software, net of accumulated amortization of $44,197 in 2007 and $48,723 in 2008	10,130	3,672
Other assets, net of accumulated amortization of $2,732 in 2007 and $3,108 in 2008	10,877	9,260
Deferred income taxes	45,810	43,049
Total other assets	123,392	101,113
Total assets	$ 473,164	$ 463,794

The accompanying notes are an integral part of these consolidated statements.

DOMINO'S PIZZA, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Continued)
(In thousands, except share and per share amounts)

LIABILITIES AND STOCKHOLDERS' DEFICIT	December 30, 2007	December 28, 2008
CURRENT LIABILITIES:		
Current portion of long-term debt	$ 15,312	$ 340
Accounts payable	60,411	56,906
Accrued compensation	13,330	10,383
Accrued interest	18,700	17,834
Accrued income taxes	1,583	1,167
Insurance reserves	9,134	10,056
Advertising fund liabilities	20,683	20,377
Other accrued liabilities	36,355	32,491
Total current liabilities	175,508	149,554
LONG-TERM LIABILITIES:		
Long-term debt, less current portion	1,704,771	1,704,444
Insurance reserves	20,459	20,369
Other accrued liabilities	22,565	14,050
Total long-term liabilities	1,747,795	1,738,863
Total liabilities	1,923,303	1,888,417
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' DEFICIT:		
Common stock, par value $0.01 per share; 170,000,000 shares authorized; 59,665,087 in 2007 and 56,984,155 in 2008 issued and outstanding	597	570
Preferred stock, par value $0.01 per share; 5,000,000 shares authorized, none issued	-	-
Additional paid-in capital	-	1,853
Retained deficit	(1,444,938)	(1,421,705)
Accumulated other comprehensive loss	(5,798)	(5,341)
Total stockholders' deficit	(1,450,139)	(1,424,623)
Total liabilities and stockholders' deficit	$ 473,164	$ 463,794

The accompanying notes are an integral part of these consolidated statements.

DOMINO'S PIZZA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

	For the Years Ended		
	December 31, 2006	December 30, 2007	December 28, 2008
REVENUES:			
Domestic Company-owned stores	$ 393,406	$ 394,585	$ 357,703
Domestic franchise	157,741	158,050	153,858
Domestic supply chain	762,782	783,330	771,106
International	123,390	126,905	142,447
Total revenues	1,437,319	1,462,870	1,425,114
COST OF SALES:			
Domestic Company-owned stores	312,130	317,730	298,857
Domestic supply chain	681,700	710,894	699,669
International	58,958	55,392	63,327
Total cost of sales	1,052,788	1,084,016	1,061,853
OPERATING MARGIN	384,531	378,854	363,261
GENERAL AND ADMINISTRATIVE	170,334	184,944	168,231
INCOME FROM OPERATIONS	214,197	193,910	195,030
INTEREST INCOME	1,239	5,317	2,746
INTEREST EXPENSE	(55,011)	(130,374)	(114,906)
OTHER	-	(13,294)	-
INCOME BEFORE PROVISION FOR INCOME TAXES	160,425	55,559	82,870
PROVISION FOR INCOME TAXES	54,198	17,677	28,899
NET INCOME	$ 106,227	$ 37,882	$ 53,971
EARNINGS PER SHARE:			
Common Stock – basic	$ 1.68	$ 0.61	$ 0.93
Common Stock – diluted	$ 1.65	$ 0.59	$ 0.93

The accompanying notes are an integral part of these consolidated statements.

DOMINO'S PIZZA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	For the Years Ended		
	December 31, 2006	December 30, 2007	December 28, 2008
NET INCOME	$106,227	$ 37,882	$ 53,971
OTHER COMPREHENSIVE INCOME (LOSS), BEFORE TAX:			
Currency translation adjustment	592	356	(1,005)
Unrealized gains (losses) on derivative instruments	1,869	(13,516)	-
Reclassification adjustment for (gains) losses included in net income	(8,508)	258	2,132
	(6,047)	(12,902)	1,127
TAX ATTRIBUTES OF ITEMS IN OTHER COMPREHENSIVE INCOME (LOSS)	1,559	5,038	(670)
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX	(4,488)	(7,864)	457
COMPREHENSIVE INCOME	$101,739	$ 30,018	$ 54,428

The accompanying notes are an integral part of these consolidated statements.

DOMINO'S PIZZA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
(In thousands, except share data)

	Common Stock		Additional Paid-in Capital	Retained Deficit	Accumulated Other Comprehensive Income (Loss)	
	Shares	Amount			Currency Translation Adjustment	Fair Value of Derivative Instruments
BALANCE AT JANUARY 1, 2006	67,184,334	$672	$259,695	$ (777,906)	$1,926	$ 4,628
Net income	-	-	-	106,227	-	-
Common stock dividends	-	-	-	(29,841)	-	-
Issuance of common stock	191,170	2	4,639	-	-	-
Purchase of common stock	(5,624,602)	(56)	(144,944)	-	-	-
Exercise of stock options	699,902	7	4,895	-	-	-
Tax benefit related to stock options	-	-	5,075	-	-	-
Non-cash compensation expense	-	-	5,218	-	-	-
Other	-	-	(642)	-	-	-
Currency translation adjustment	-	-	-	-	(1,847)	-
Unrealized gains on derivative instruments, net of tax	-	-	-	-	-	1,159
Reclassification adjustment for gains on derivative instruments included in net income, net of tax	-	-	-	-	-	(3,800)
BALANCE AT DECEMBER 31, 2006	62,450,804	625	133,936	(701,520)	79	1,987
Net income	-	-	-	37,882	-	-
Common stock dividends and equivalents	-	-	(140,946)	(756,026)	-	-
Issuance of common stock	288,172	3	5,721	-	-	-
Purchase of common stock	(3,616,552)	(36)	(29,324)	(25,188)	-	-
Exercise of stock options	542,663	5	4,664	-	-	-
Tax benefit related to stock options	-	-	22,113	-	-	-
Non-cash compensation expense	-	-	8,405		-	-
Other	-	-	(4,569)	(86)	-	-
Currency translation adjustment	-	-	-	-	356	-
Unrealized losses on derivative instruments, net of tax	-	-	-	-	-	(8,380)
Reclassification adjustment for losses on derivative instruments included in net income, net of tax	-	-	-	-	-	160
BALANCE AT DECEMBER 30, 2007	59,665,087	597	-	(1,444,938)	435	(6,233)
Net income	-	-	-	53,971	-	-
Issuance of common stock	552,491	6	4,446	-	-	-
Purchase of common stock	(3,369,522)	(34)	(12,204)	(30,738)	-	-
Exercise of stock options	136,099	1	1,036	-	-	-
Tax benefit related to stock options	-	-	272	-	-	-
Non-cash compensation expense	-	-	9,059		-	-
Other	-	-	(756)	-	-	-
Currency translation adjustment, net of tax	-	-	-	-	(865)	-
Reclassification adjustment for losses on derivative instruments included in net income, net of tax	-	-	-	-	-	1,322
BALANCE AT DECEMBER 28, 2008	56,984,155	$570	$ 1,853	$(1,421,705)	$ (430)	$(4,911)

The accompanying notes are an integral part of these consolidated statements.

DOMINO'S PIZZA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the Years Ended		
	December 31, 2006	December 30, 2007	December 28, 2008
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$106,227	$ 37,882	$ 53,971
Adjustments to reconcile net income to net cash provided by operating activities-			
Depreciation and amortization	32,266	31,176	28,377
Provision (benefit) for losses on accounts and notes receivable	(728)	2,358	7,714
Gains on sale/disposal of assets	(2,678)	(766)	(13,752)
Provision (benefit) for deferred income taxes	(615)	(5,564)	2,046
Amortization of deferred financing costs, debt discount and other	3,380	38,612	11,103
Non-cash compensation expense	5,218	8,405	9,059
Changes in operating assets and liabilities-			
Decrease (increase) in accounts receivable	687	(4,337)	(10,304)
Decrease (increase) in inventories, prepaid expenses and other	1,039	(1,503)	1,245
Decrease in accounts payable and accrued liabilities	(10,512)	(20,983)	(15,293)
Increase (decrease) in insurance reserves	(1,281)	(1,092)	1,091
Net cash provided by operating activities	133,003	84,188	75,257
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(20,204)	(42,415)	(19,411)
Proceeds from sale of assets	14,369	13,354	28,874
Change in restricted cash	-	(80,951)	2,080
Other	(97)	543	549
Net cash provided by (used in) investing activities	(5,932)	(109,469)	12,092
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of long-term debt	100,000	2,524,938	3,000
Repayments of long-term debt and capital lease obligation	(95,284)	(1,547,201)	(18,312)
Cash paid for financing costs	(250)	(60,337)	(278)
Proceeds from issuance of common stock	4,641	5,724	4,452
Proceeds from exercise of stock options	4,902	4,669	1,037
Tax benefit from stock options	5,075	22,113	272
Purchase of common stock	(145,000)	(54,548)	(42,976)
Common stock dividends and equivalents	(29,841)	(896,972)	-
Other	-	-	(726)
Net cash used in financing activities	(155,757)	(1,614)	(53,531)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(11)	17	210
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(28,697)	(26,878)	34,028
CASH AND CASH EQUIVALENTS, AT BEGINNING OF PERIOD	66,919	38,222	11,344
CASH AND CASH EQUIVALENTS, AT END OF PERIOD	$ 38,222	$ 11,344	$ 45,372

The accompanying notes are an integral part of these consolidated statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Domino's Pizza, Inc. (DPI), a Delaware corporation, conducts its operations and derives substantially all of its operating income and cash flows through its wholly-owned subsidiary, Domino's, Inc. (Domino's) and Domino's wholly-owned subsidiary, Domino's Pizza LLC (DPLLC). DPI and its wholly-owned subsidiaries (collectively, the Company) are primarily engaged in the following business activities: (i) retail sales of food through Company-owned Domino's Pizza stores, (ii) sales of food, equipment and supplies to Company-owned and franchised Domino's Pizza stores through Company-owned supply chain centers, and (iii) receipt of royalties from domestic and international Domino's Pizza franchisees.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of DPI and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Fiscal Year

The Company's fiscal year ends on the Sunday closest to December 31. The 2006 fiscal year ended December 31, 2006; the 2007 fiscal year ended December 30, 2007; and the 2008 fiscal year ended December 28, 2008. The 2006, 2007 and 2008 fiscal years each consisted of fifty-two weeks.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of three months or less at the date of purchase. These investments are carried at cost, which approximates fair value.

Restricted Cash

Restricted cash includes $42.0 million of cash held for future interest payments, $26.4 million cash held in interest reserves, $10.0 million cash held for capitalization of entities and $0.5 million of other restricted cash.

Inventories

Inventories are valued at the lower of cost (on a first-in, first-out basis) or market.

Inventories at December 30, 2007 and December 28, 2008 are comprised of the following (in thousands):

	2007	2008
Food	$20,668	$19,829
Equipment and supplies	4,263	4,513
Inventories	$24,931	$24,342

Notes Receivable

During the normal course of business, the Company may provide financing to franchisees in the form of notes. Notes receivable generally require monthly payments of principal and interest, or monthly payments of interest only, generally ranging from 6% to 12%, with balloon payments of the remaining principal due one to ten years from the original issuance date. Such notes are generally secured by the related assets or business. The carrying amounts of these notes approximate fair value.

Other Assets

Current and long-term other assets primarily include prepaid expenses such as insurance, rent and taxes, deposits, and covenants not-to-compete and other intangible assets primarily arising from franchise acquisitions. Amortization expense related to intangible assets for financial reporting purposes is provided using the straight-line method over the useful lives for covenants not-to-compete and other intangible assets and was approximately $495,000, $392,000 and $376,000 in 2006, 2007, and 2008, respectively. As of December 28, 2008, scheduled amortization of these assets for the next five fiscal years is approximately $336,000 for 2009 and $333,000 in each of 2010, 2011, 2012 and 2013, respectively. The carrying value of intangible assets as of December 30, 2007 and December 28, 2008 was approximately $2.1 million and $1.7 million, respectively.

Property, Plant and Equipment

Additions to property, plant and equipment are recorded at cost. Repair and maintenance costs are expensed as incurred. Depreciation and amortization expense for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the related assets. Estimated useful lives, other than the estimated useful life of the capital lease asset as described below, are generally as follows (in years):

Buildings	20
Leasehold and other improvements	7 – 15
Equipment	3 – 15

Included in land and buildings as of December 30, 2007 and December 28, 2008 is a capital lease asset of approximately $4.4 million and $4.0 million, which is net of $1.8 million and $2.2 million of accumulated amortization, respectively, related to the lease of a supply chain center building. This capital lease asset is being amortized using the straight-line method over the fifteen-year lease term.

Depreciation and amortization expense on property, plant and equipment was approximately $25.5 million, $24.2 million and $22.7 million in 2006, 2007 and 2008, respectively.

Impairments of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company evaluates the potential impairment of long-lived assets based on various analyses including the projection of undiscounted cash flows, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. For Company-owned stores, the Company performs this evaluation on an operating market basis, which the Company has determined to be the lowest level for which identifiable cash flows are largely independent of other cash flows. If the carrying amount of a long-lived asset exceeds the amount of the expected future undiscounted cash flows of that asset or the estimated fair value of the asset, an impairment loss is recognized and the asset is written down to its estimated fair value. The Company did not record an impairment loss on long-lived assets in 2006, 2007 or 2008.

Investments in Marketable Securities

Investments in marketable securities consist of investments in various mutual funds made by eligible individuals as part of the Company's deferred compensation plan (Note 5). These investments are stated at aggregate fair value, are restricted and have been placed in a rabbi trust whereby the amounts are irrevocably set aside to fund the Company's obligations under the deferred compensation plan. The Company classifies these investments in marketable securities as trading and accounts for them in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

Deferred Financing Costs

Deferred financing costs primarily include debt issuance costs incurred by the Company as part of the 2007 Recapitalization (Note 2). Amortization is provided on a straight-line basis over the terms of the respective debt instruments to which the costs relate and is included in interest expense.

In connection with the 2007 Recapitalization, the Company wrote-off financing costs of approximately $30.3 million. Deferred financing cost expense, including the aforementioned amount, was approximately $3.1 million, $36.0 million and $9.0 million in 2006, 2007 and 2008, respectively.

Goodwill

The Company's goodwill amounts primarily relate to franchise store acquisitions and, in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," are not amortized. The Company performs its required impairment tests in the fourth quarter of each fiscal year and did not recognize any goodwill impairment charges in 2006, 2007 or 2008.

Capitalized Software

Capitalized software is recorded at cost and includes purchased, internally-developed and externally-developed software used in the Company's operations. Amortization expense for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the software, which range from two to seven years. Capitalized software amortization expense was approximately $6.3 million, $6.6 million and $5.3 million in 2006, 2007 and 2008, respectively. The Company received $2.1 million, $3.5 million and $6.1 million from franchisees from the sale of internally developed point-of-sale software during 2006, 2007 and 2008, respectively. The amounts received from the sale of internally developed software reduce the capitalized software asset amount in the accompanying consolidated balance sheets.

Insurance Reserves

The Company has retention programs for workers' compensation, general liability and owned and non-owned automobile liabilities for certain periods prior to December 1998 and for periods after December 2001. The Company is generally responsible for up to $1.0 million per occurrence under these retention programs for workers' compensation and general liability exposures. The Company is also generally responsible for between $500,000 and $3.0 million per occurrence under these retention programs for owned and non-owned automobile liabilities depending on the year. Total insurance limits under these retention programs vary depending on the year covered and range up to $110.0 million per occurrence for general liability and owned and non-owned automobile liabilities and up to the applicable statutory limits for workers' compensation.

Insurance reserves relating to our retention programs are based on undiscounted actuarial estimates from an independent third party actuary. These estimates are based on historical information along with certain assumptions about future events. Changes in assumptions for such factors as medical costs and legal actions, as well as changes in actual experience, could cause these estimates to change in the near term. The Company receives an annual estimate of outstanding insurance exposures from its independent actuary and differences between these estimated actuarial exposures and the Company's recorded amounts are adjusted as appropriate. In management's opinion, the insurance reserves at December 30, 2007 and December 28, 2008 are sufficient to cover related losses.

Other Accrued Liabilities

Current and long-term other accrued liabilities primarily include accruals for sales, property and other taxes, legal matters, store operating expenses, deferred rent expense and deferred compensation liabilities.

Foreign Currency Translation

The Company's foreign entities use their local currency as the functional currency, in accordance with the provisions of SFAS No. 52, "Foreign Currency Translation." Where the functional currency is the local currency, the Company translates net assets into U.S. dollars at year end exchange rates, while income and expense accounts are translated at average annual exchange rates. Currency translation adjustments are included in accumulated other comprehensive income (loss) and foreign currency transaction gains and losses are included in determining net income.

Revenue Recognition

Domestic Company-owned stores revenues are comprised of retail sales of food through Company-owned Domino's Pizza stores located in the contiguous United States and are recognized when the items are delivered to or carried out by customers.

Domestic franchise revenues are primarily comprised of royalties from Domino's Pizza franchisees with operations in the contiguous United States. Royalty revenues are recognized when the items are delivered to or carried out by franchise customers.

Domestic supply chain revenues are primarily comprised of sales of food, equipment and supplies to franchised Domino's Pizza stores located in the contiguous United States. Revenues from the sales of food are recognized upon delivery of the food to franchisees, while revenues from the sales of equipment and supplies are generally recognized upon shipment of the related products to franchisees.

International revenues are primarily comprised of sales of food to, and royalties from, foreign, Alaskan and Hawaiian Domino's Pizza franchisees, as well as retail sales of food through Company-owned stores in the Netherlands and France prior to the France and Netherlands Sale (Note 11). These revenues are recognized consistently with the policies applied for revenues generated in the contiguous United States.

Domestic Supply Chain Profit-Sharing Arrangements

The Company enters into profit-sharing arrangements with Domestic Stores (Note 10) that purchase all of their food from Company-owned supply chain centers. These profit-sharing arrangements generally provide participating stores with 50% of their regional supply chain center's pre-tax profits based upon each store's purchases from the supply chain center. Profit-sharing obligations are recorded as a revenue reduction in Domestic Supply Chain (Note 10) in the same period as the related revenues and costs are recorded, and were $51.0 million, $43.7 million and $44.4 million in 2006, 2007 and 2008, respectively.

Advertising

Advertising costs are expensed as incurred. Advertising expense, which relates primarily to Company-owned stores, was approximately $38.4 million, $38.9 million and $35.3 million during 2006, 2007 and 2008, respectively.

Domestic Stores are required to contribute a certain percentage of sales to the Domino's National Advertising Fund Inc. (DNAF), a not-for-profit subsidiary that administers the Domino's Pizza system's national and market level advertising activities. Included in advertising expense were national advertising contributions from Company-owned stores to DNAF of approximately $19.5 million, $19.4 million and $15.2 million in 2006, 2007 and 2008, respectively. DNAF also received national advertising contributions from franchisees of approximately $137.5 million, $135.2 million and $105.6 million during 2006, 2007 and 2008, respectively. Franchisee contributions to DNAF and offsetting expenses are presented net in the accompanying statements of income.

DNAF assets, consisting primarily of cash received from franchisees and accounts receivable from franchisees, can only be used for activities that promote the Domino's Pizza brand. Accordingly, all assets held by the DNAF are considered restricted.

Rent

The Company leases certain equipment, vehicles, retail store and supply chain center locations and its corporate headquarters under operating leases with expiration dates through 2019. Rent expenses totaled approximately $42.5 million, $42.4 million and $41.5 million during 2006, 2007 and 2008, respectively.

Derivative Instruments

The Company accounts for derivative instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and related guidance, which require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

The Company had cash flow and fair value designated interest rate derivative agreements outstanding during 2006 and 2007. These agreements were entered into in an effort to manage the impact of interest rate changes on income. These agreements were settled during 2007 as part of the 2007 Recapitalization. Gains and losses upon settlement of these derivatives were recorded in interest expense.

In connection with the 2007 Recapitalization, the Company entered into a five-year forward-starting interest rate swap agreement with a notional amount of $1.25 billion. This interest rate swap was entered into to hedge the variability of future interest rates in contemplation of the recapitalization-related debt issuances. The Company subsequently settled the swap agreement with a cash payment of $11.5 million, in accordance with its terms, concurrent with the issuance of debt as part of the 2007 Recapitalization. In connection with this settlement, the accumulated other comprehensive loss amount was adjusted for the after-tax net settlement amount of $7.1 million which is being amortized into interest expense over the five year original term of the securitized debt. The Company has no outstanding derivative instruments as of December 30, 2007 and December 28, 2008.

Stock Options

The Company accounts for its stock options and other equity-based compensation in accordance with SFAS No. 123R (revised 2004), "Share-Based Payments," (SFAS 123R). SFAS 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards.

Earnings Per Share

The Company accounts for earnings per share in accordance with SFAS No. 128, "Earnings Per Share," and related guidance, which requires two calculations of earnings per share (EPS) to be disclosed: basic EPS and diluted EPS.

The numerator in calculating common stock basic and diluted EPS is consolidated net income. The denominator in calculating common stock basic EPS is the weighted average shares outstanding. The denominator in calculating common stock diluted EPS includes the additional dilutive effect of outstanding stock options and unvested restricted stock grants. The denominator in calculating the 2006, 2007 and 2008 common stock diluted EPS does not include 3,318,800, 2,819,600 and 8,263,719 stock options, respectively, as their inclusion would be anti-dilutive.

The computation of basic and diluted earnings per common share is as follows (in thousands, except share and per share amounts):

	2006	2007	2008
Net income available to common stockholders - basic and diluted	$ 106,227	$ 37,882	$ 53,971
Weighted average number of common shares	63,139,073	62,176,568	57,755,519
Earnings per common share – basic	$ 1.68	$ 0.61	$ 0.93
Diluted weighted average number of common shares	64,541,079	63,785,124	58,339,535
Earnings per common share – diluted	$ 1.65	$ 0.59	$ 0.93

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, "Fair Value Measurements," ("SFAS 157"). SFAS 157 defines fair value and provides guidance for measuring fair value and expands disclosures about fair value measurements. This statement does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company adopted the provisions of SFAS 157 during fiscal 2008 and the applicable disclosures are included in these financial statements.

In February 2008, the FASB issued a final Staff Position to allow a one-year deferral of adoption of SFAS 157 for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company has elected this one-year deferral and thus will not apply the provisions of SFAS 157 to nonfinancial assets and nonfinancial liabilities that are recognized at fair value in the financial statements on a nonrecurring basis until our fiscal year beginning December 29, 2008. We generally apply fair value techniques on a nonrecurring basis associated with (1) valuing potential impairment loss related to goodwill and indefinite-lived intangible assets accounted for pursuant to SFAS No. 142, and (2) valuing potential impairment loss related to long-lived assets accounted for pursuant to SFAS No. 144. The Company is in the process of evaluating the impact of applying SFAS 157 to nonfinancial assets and liabilities measured on a nonrecurring basis. The FASB also amended SFAS 157 to exclude FASB Statement No. 13 and its related interpretive accounting pronouncements that address leasing transactions.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Liabilities" (SFAS 159). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007. On December 31, 2007, the Company adopted the provisions of SFAS 159 and did not elect the fair value option to measure certain financial instruments.

Other accounting standards that have been issued by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our consolidated financial statements upon adoption.

Fair Value Measurements

SFAS 157 enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. SFAS 157 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The fair values of the Company's restricted cash and cash equivalents and investments in marketable securities are based on quoted prices in active markets for identical assets.

The following table summarizes the carrying amounts and fair values of certain assets at December 28, 2008:

	At December 28, 2008			
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Restricted cash and cash equivalents	$76,204	$76,204	$ –	$ –
Cash and cash equivalents	42,291	42,291	–	–
Investments in marketable securities	1,258	1,258	–	–

Supplemental Disclosures of Cash Flow Information

The Company paid interest of approximately $43.5 million, $91.6 million and $104.9 million during 2006, 2007 and 2008, respectively. Cash paid for income taxes was approximately $62.8 million, $13.7 million and $30.2 million in 2006, 2007 and 2008, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) RECAPITALIZATIONS AND FINANCING ARRANGEMENTS

2007 Recapitalization

On February 7, 2007, the Company announced a recapitalization transaction (the 2007 Recapitalization) comprised of (i) a stock tender offer for up to 13,850,000 shares of the Company's common stock, (ii) an offer to purchase all of the outstanding 8¼% senior subordinated notes due 2011 (the 2011 Notes) pursuant to a debt tender offer, (iii) the repayment of all outstanding borrowings under a previous credit agreement, and (iv) a planned special cash dividend to stockholders and related anti-dilution payments and adjustments to certain option holders, in each case financed as described below.

On March 8, 2007, the Company entered into a $1.35 billion bridge facility credit agreement, consisting of (i) up to $1.25 billion in bridge term loans and (ii) up to $100.0 million under a revolving credit facility. In connection with obtaining the bridge facility credit agreement, the Company paid $22.3 million in financing fees, which were recorded as a deferred financing cost asset in the consolidated balance sheet. Also on March 8, 2007, the Company borrowed $500.0 million in bridge term loans, which it used to repay all outstanding borrowings under the previous credit agreement. The previous credit agreement was concurrently terminated.

On March 9, 2007, the Company borrowed an additional $280.0 million in bridge term loans which, along with existing available cash, it used to repurchase and retire, at a $13.3 million premium, $273.6 million in aggregate principal amount of 2011 Notes, representing substantially all of the then outstanding 2011 Notes. The Company wrote off $9.5 million of deferred financing fees and bond discount as part of the 2011 Notes repayments and the 2003 Agreement repayments. On March 9, 2007, the Company also announced the acceptance for purchase of 2,242 shares of its common stock under its stock tender offer at a purchase price of $30.00 per share, for a total purchase price of approximately $67,000.

On April 16, 2007, a wholly-owned subsidiary of DPLLC and three of its wholly-owned subsidiaries completed an asset-backed securitization (ABS) by co-issuing a $1.85 billion facility in a private transaction consisting of $1.6 billion of 5.261% Fixed Rate Series 2007-1 Senior Notes, Class A-2 (Class A-2 Notes), $100.0 million of 7.629% Fixed Rate Series 2007-1 Subordinated Notes, Class M-1 (Class M-1 Notes and collectively with Class A-2 Notes, the Fixed Rate Notes) and $150.0 million of Variable Rate Series 2007-1 Senior Variable Funding Notes, Class A-1 (the Variable Funding Notes). Gross proceeds from the issuance of the Fixed Rate Notes were $1.7 billion. The Variable Funding Notes were undrawn upon at issuance. The Company used a portion of the Fixed Rate Note proceeds to (i) repay in full all outstanding bridge term loans and terminate the bridge facility credit agreement, (ii) capitalize certain new subsidiaries, and (iii) pay $38.1 million of ABS debt financing fees. The Company concurrently wrote-off the unamortized deferred financing fees related to the previously outstanding bridge facility credit agreement of approximately $21.9 million.

On April 17, 2007, the Company completed the 2007 Recapitalization, with the declaration of a $13.50 per share special cash dividend on its outstanding common stock totaling $846.4 million, which was paid on May 4, 2007 to shareholders of record at the close of business on April 27, 2007. Additionally, pursuant to the anti-dilution provisions in the Company's Equity Incentive Plans (Note 8), the Company made a corresponding cash payment of approximately $50.6 million on certain stock options, reduced the exercise price on certain other stock options by an equivalent per share amount and, in certain circumstances, both reduced the stock option exercise price and made a cash payment totaling $13.50 per share. Total cash paid for common stock dividends and related anti-dilution equivalent payments totaled $897.0 million, of which approximately $141.0 million was recorded as a reduction of additional paid-in capital and approximately $756.0 million was recorded as an increase in retained deficit.

As part of the 2007 Recapitalization, the Company incurred general and administrative expenses of $2.9 million, comprised of $1.6 million of legal, professional and other fees and expenses and $1.3 million of non-cash compensation expenses.

The Fixed Rate Notes and the Variable Funding Notes

The Class A-2 Notes bear interest at 5.261%, payable quarterly. The Class M-1 Notes bear interest at 7.629%, payable quarterly. The Fixed Rate Notes and Variable Funding Notes require no annual principal payments and the anticipated repayment date is April 25, 2012, with legal final maturity on April 27, 2037. In the event that the Fixed Rate Notes are not repaid in full by the anticipated repayment date and certain covenants are met, the Company has the option to extend the maturities of the Fixed Rate Notes for two one-year terms at interest rates that may be higher than the current stated rates, depending on then current LIBOR rates and the Company's performance against certain covenants. During the extension periods, partial principal repayments may be due depending on performance against certain covenants. Following the extension periods, or if the Company does not qualify for the extensions in 2012 and 2013, all cash generated by the Company less a specific amount allocated to the Company as a servicing fee must be used to pay down outstanding principal amounts and interest rates may be higher than previous extension periods.

All principal and interest obligations under the Class A-2 Notes and the Variable Funding Notes have been guaranteed by insurance companies. The Company pays these insurance corporations an insurer premium which is recorded in interest expense. The Fixed Rate Notes and the Variable Funding Notes are guaranteed by four subsidiaries of DPLLC and secured by a security interest in substantially all of the assets of the Company, including royalty income from all domestic stores, domestic supply chain income, international income and intellectual property.

The Fixed Rate Notes are subject to certain financial and non-financial covenants, including a debt service coverage calculation, as defined in the related agreements. The convenants, among other things, limit the ability of certain of our subsidiaries to declare dividends, make loans or advances or enter into transactions with affiliates. In the event that certain covenants are not met, the Fixed Rate Notes may become partially or fully due and payable on an accelerated schedule. Additionally, in the event that one or both of the insurance companies that provide financial guaranties of our Fixed Rate Notes and Variable Funding Note payments were to become the subject of insolvency or similar proceedings, our lenders would not be required to fund our Variable Funding Notes. Further, if one or both of the insurance companies' obligations under the related policies were terminated or canceled as a result of those proceedings, all unpaid amounts could become immediately due and payable at the direction or consent of holders of a majority of the outstanding Fixed Rate Notes or the remaining insurance company that is not the subject of insolvency or similar proceedings. In addition, the Company may voluntarily prepay, in part or in full, the Fixed Rate Notes at any time, subject to certain make-whole interest obligations.

Interest and principal on the Class M-1 Notes is subordinated to interest and principal on the Class A-2 Notes and the Variable Funding Notes.

The Variable Funding Notes allowed for the issuance of up to $150.0 million of financing and certain other credit instruments, including up to $60.0 million of letters of credit in support of various obligations of the Company. At December 28, 2008, there were no outstanding borrowings on the Variable Funding Notes. Interest on outstanding Variable Funding Note borrowings is payable quarterly at a rate equal to a commercial paper rate plus 0.5%.

During 2008, one of the Company's Variable Funding Notes providers (the Primary VFN Provider) declared bankruptcy. As a result of the Primary VFN Provider's bankruptcy, the Company's ability to draw upon the Variable Funding Notes was reduced. Under the existing terms of the Variable Funding Notes, the Primary VFN Provider's share of the original $150.0 million was $90.0 million. As a result of the Primary VFN Provider's non-performance under the existing agreement, the Company's availability under the Variable Funding Notes was reduced to $60.0 million, of which $37.0 million is currently committed under pre-existing letters of credit. The maximum amount of borrowings available to the Company under the Variable Funding Notes is approximately $23.0 million at December 28, 2008. As a result of the reduction in the Variable Funding Notes, the Company wrote-off approximately $1.3 million of deferred financing fees to interest expense during the fourth quarter of 2008. The Company has historically funded its working capital requirements, capital expenditures, debt repayments and share repurchases primarily from its cash flows from operations and when necessary, its available borrowings under the Variable Funding Notes.

At December 28, 2008, management estimates that the $1.6 billion of outstanding Class A-2 Notes had a fair value of approximately $784.0 million and the $100.0 million of outstanding Class M-1 Notes had a fair value of approximately $31.8 million. Management believes that these decreases in fair value from their carrying amounts are primarily due to current economic conditions and the current state of the credit markets for similar debt instruments. The Company determined the estimated fair value amounts by using available market information and commonly accepted valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the fair value estimates presented herein are not necessarily indicative of the amount that the Company or the debtholders could realize in a current market exchange. The use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair value.

Consolidated Long-Term Debt

At December 30, 2007 and December 28, 2008, consolidated long-term debt consisted of the following (in thousands):

	2007	2008
Variable Funding Notes	$ 15,000	$ -
5.261% Class A-2 Notes; anticipated repayment date April 2012; legal final maturity April 2037, net of an unamortized discount of $53,000 in 2007 and $40,000 in 2008	1,599,947	1,599,960
7.629% Class M-1 Notes; anticipated repayment date April 2012; legal final maturity April 2037	100,000	100,000
Capital lease obligation	5,136	4,824
Total debt	1,720,083	1,704,784
Less – current portion	15,312	340
Consolidated long-term debt	$1,704,771	$1,704,444

At December 28, 2008, maturities of long-term debt and capital lease obligation are as follows, which exclude approximately $40,000 unamortized discount on the Class A-2 Notes (in thousands):

2009	$ 340
2010	370
2011	403
2012	1,700,438
2013	477
Thereafter	2,796
	$1,704,824

(3) COMMITMENTS AND CONTINGENCIES

Lease Commitments

As of December 28, 2008, the future minimum rental commitments for all non-cancelable leases are as follows (in thousands):

	Operating Leases	Capital Lease	Total
2009	$ 38,394	$ 736	$ 39,130
2010	33,327	736	34,063
2011	27,607	736	28,343
2012	20,558	736	21,294
2013	16,228	736	16,964
Thereafter	17,243	3,437	20,680
Total future minimum rental commitments	$153,357	7,117	$160,474
Less – amounts representing interest		(2,293)	
Total principal payable on capital lease		$ 4,824	

Legal Proceedings and Related Matters

The Company is a party to lawsuits, revenue agent reviews by taxing authorities and legal proceedings, of which the majority involve workers' compensation, employment practices liability, general liability and automobile and franchisee claims arising in the ordinary course of business. In management's opinion, these matters, individually and in the aggregate, will not have a significant adverse effect on the financial condition of the Company, and the established reserves adequately provide for the estimated resolution of such claims.

On June 10, 2003, Vega v. Domino's Pizza LLC was filed, in Orange County Superior Court, alleging, among other things, that we failed to provide meal and rest breaks to our employees. On August 2, 2006, Rosello v. Domino's Pizza LLC was filed, in Los Angeles County Superior Court, alleging similar claims as set out in the Vega lawsuit. On February 14, 2007 the two actions were consolidated in Orange County Superior Court. No determination with respect to class certification was made. On September 11, 2007, the parties reached an out-of-court settlement, subject to the court's approval, in which all claims in both Vega v. Domino's Pizza LLC and Rosello v. Domino's Pizza LLC will be dismissed. As part of the conditional settlement, we agreed to pay $5.0 million to plaintiffs and their attorneys to resolve the disputes. The Company reserved $5.0 million in the second quarter of 2007 for these matters, which is reflected in general and administrative expense. On June 24, 2008, the settlement was approved by the court and was paid during the third quarter of 2008.

(4) INCOME TAXES

On January 1, 2007, the Company adopted the provisions of FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes," (FIN 48). The Company previously had accounted for tax contingencies in accordance with SFAS No. 5, "Accounting for Contingencies." As required by FIN 48, which clarifies SFAS No. 109, "Accounting for Income Taxes," the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the "more likely than not" threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, the Company applied FIN 48 to all tax positions for which the statute of limitations remained open. As a result of the adoption of FIN 48, the Company recognized a net increase of $86,000 for unrecognized tax benefit liabilities, which also increased the January 1, 2007 balance of retained deficit. The Company recognizes accrued interest related to unrecognized tax benefits in interest expense and penalties in income tax expense.

At January 1, 2007, the amount of unrecognized tax benefits was $16.9 million of which, if ultimately recognized, $11.2 million would be recognized as an income tax benefit and reduce the Company's effective tax rate. The Company accrued approximately $6.1 million for interest and penalties at January 1, 2007. This amount is excluded from the aforementioned $16.9 million total unrecognized tax benefit.

Separately, the Company accrued additional interest expense of $1.5 million during 2007, and additional penalties of $0.8 million and released interest of $2.0 million, and penalties of $2.1 million. At December 30, 2007, the Company accrued interest and penalties related to unrecognized tax benefits of $4.3 million.

During 2008, the Company accrued additional interest expense of $0.4 million and additional penalties of $0.1 million and released interest of $1.3 million, and penalties of $1.5 million. At December 28, 2008, the amount of unrecognized tax benefits was $4.7 million of which, if ultimately recognized, $3.3 million would be recognized as an income tax benefit and reduce the Company's effective tax rate. At December 28, 2008, the Company had $0.1 million of accrued interest and no accrued penalties related to unrecognized tax benefits. This amount is excluded from the $4.7 million total unrecognized tax benefit. Separately, in the fourth quarter of 2008 the Company recorded a $1.1 million income tax benefit related to differnces in the Company's income tax payable that accumulated over a number of prior years. The adjustment was recorded in the fourth quarter of 2008 on the basis that it was not material to the current or prior periods.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance as of January 1, 2007	$16,930
Additions for tax positions of prior years	2,187
Reductions in tax positions from prior years for:	
Changes in prior year tax positions	(5,966)
Settlements during the period	(2,398)
Lapses of applicable statute of limitations	(30)
Balance as of December 30, 2007	10,723
Additions for tax positions of prior years	48
Reductions in tax positions from prior years for:	
Changes in prior year tax positions	(2,594)
Settlements during the period	(3,523)
Balance as of December 28, 2008	$ 4,654

The Company's examination of fiscal year 2003 by the Internal Revenue Service was concluded during 2007. The Company continues to be under examination by certain states. The Company's Federal statute of limitation has expired for years prior to 2005 and the relevant state statutes vary. The Company expects the current ongoing examinations to be concluded in the next twelve months and does not expect the assessment of any significant additional amount in excess of amounts reserved.

The differences between the United States Federal statutory income tax provision (using the statutory rate of 35%) and the Company's consolidated provision for income taxes for 2006, 2007 and 2008 are summarized as follows (in thousands):

	2006	2007	2008
Federal income tax provision based on the statutory rate	$56,149	$19,446	$29,005
State and local income taxes, net of related Federal income taxes	3,335	(3,013)	(1,914)
Non-resident withholding and foreign income taxes	5,550	7,196	8,147
Foreign tax and other tax credits	(6,544)	(7,414)	(8,097)
(Gains) losses attributable to foreign subsidiaries	(3,824)	908	1,422
Non-deductible expenses	1,179	453	812
Other	(1,647)	101	(476)
	$54,198	$17,677	$28,899

The components of the 2006, 2007 and 2008 consolidated provision for income taxes are as follows (in thousands):

	2006	2007	2008
Provision for Federal income taxes –			
Current provision	$43,231	$18,902	$20,416
Deferred provision (benefit)	287	(4,655)	2,343
Total provision for Federal income taxes	43,518	14,247	22,759
Provision for state and local income taxes –			
Current provision (benefit)	6,032	(2,857)	(1,710)
Deferred benefit	(902)	(909)	(297)
Total provision (benefit) for state and local income taxes	5,130	(3,766)	(2,007)
Provision for non-resident withholding and foreign income taxes	5,550	7,196	8,147
	$54,198	$17,677	$28,899

As of December 30, 2007 and December 28, 2008, the significant components of net deferred income taxes are as follows (in thousands):

	2007	2008
Deferred Federal income tax assets –		
Depreciation, amortization and asset basis differences	$23,107	$19,717
Covenants not-to-compete	6,956	5,789
Insurance reserves	8,213	8,287
Other accruals and reserves	10,190	9,570
Bad debt reserves	1,804	4,281
Derivatives liability	3,820	3,010
Other	3,117	1,407
Total deferred Federal income tax assets	57,207	52,061
Deferred Federal income tax liabilities –		
Capitalized software	6,570	5,315
Foreign tax credit	3,729	2,852
Total deferred Federal income tax liabilities	10,299	8,167
Net deferred Federal income tax asset	46,908	43,894
Net deferred state and local income tax asset	7,891	8,188
Net deferred income taxes	$54,799	$52,082

As of December 30, 2007, the classification of net deferred income taxes is summarized as follows (in thousands):

	Current	Long-term	Total
Deferred tax assets	$8,989	$56,109	$65,098
Deferred tax liabilities	-	(10,299)	(10,299)
Net deferred income taxes	$8,989	$45,810	$54,799

As of December 28, 2008, the classification of net deferred income taxes is summarized as follows (in thousands):

	Current	Long-term	Total
Deferred tax assets	$9,033	$51,216	$60,249
Deferred tax liabilities	-	(8,167)	(8,167)
Net deferred income taxes	$9,033	$43,049	$52,082

Realization of the Company's deferred tax assets is dependent upon many factors, including, but not limited to, the Company's ability to generate sufficient taxable income. Although realization of the Company's net deferred tax assets is not assured, management believes it is more likely than not that the net deferred tax assets will be realized. On an ongoing basis, management will assess whether it remains more likely than not that the net deferred tax assets will be realized.

The Company does not have an excess of the amount for financial reporting purposes over the tax basis of the Company's investment in foreign subsidiaries and as such no deferred income taxes have been provided.

(5) EMPLOYEE BENEFITS

The Company has a retirement savings plan which qualifies under Internal Revenue Code Section 401(k). All employees of the Company who have completed 1,000 hours of service and are at least 21 years of age are eligible to participate in the plan. The plan requires the Company to match 100% of the first 3% of each employee's elective deferrals and 50% of the next 2% of each employee's elective deferrals. The Company matches in Company common stock. All matching contributions vest immediately. The charges to operations for Company contributions to the plan were approximately $3.8 million, $4.2 million and $3.4 million in 2006, 2007 and 2008, respectively. The Company contributed 124,117 shares, 204,164 shares and 365,561 shares of commom stock to the plan in 2006, 2007 and 2008, respectively.

The Company has established a non-qualified deferred compensation plan available for certain key employees. Under this self-funding plan, the participants may defer up to 40% of their annual compensation. The participants direct the investment of their deferred compensation within several investment funds. The Company is not required to contribute and did not contribute to this plan during 2006, 2007 or 2008.

The Company has an employee stock purchase discount plan (the ESPDP). Under the ESPDP, eligible employees may deduct up to 15% of their eligible wages to purchase common stock at 85% of the market price of the stock at the purchase date. The ESPDP requires employees to hold their purchased common stock for one year. There are 1,000,000 shares authorized to be issued under the ESPDP. There were 67,053 shares, 84,008 shares and 186,930 shares issued under the ESPDP during 2006, 2007 and 2008, respectively.

(6) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is a party to stand-by letters of credit. The Company's exposure to credit loss for stand-by letters of credit is represented by the contractual amounts of these instruments. The Company uses the same credit policies in making conditional obligations as it does for on-balance sheet instruments. Total conditional commitments under letters of credit as of December 28, 2008 are $37.0 million, and relate to the Company's insurance programs and supply chain center leases. The Company has also guaranteed borrowings of franchisees of approximately $2.2 million as of December 28, 2008. Additionally, the Company has guaranteed lease payments related to certain franchisees' lease arrangements. The maximum amount of potential future payments under these guarantees is $6.9 million as of December 28, 2008.

(7) RELATED PARTY TRANSACTIONS

At December 31, 2006, affiliates of DPI stockholders had term loan holdings of $15.9 million, which were subsequently paid as part of the 2007 Recapitalization. Related interest expense to affiliates was approximately $2.0 million and $203,000 in 2006 and 2007, respectively.

(8) EQUITY INCENTIVE PLANS

In accordance with SFAS 123R, the cost of all employee stock options, as well as other equity-based compensation arrangements, is reflected in the consolidated statements of income based on the estimated fair value of the awards.

The Company has two equity incentive plans, both of which benefit certain of the Company's employees and directors: the TISM, Inc. Stock Option Plan (the TISM Stock Option Plan) and the Domino's Pizza, Inc. 2004 Equity Incentive Plan (the 2004 Equity Incentive Plan) (collectively, the Equity Incentive Plans). The TISM Stock Option Plan has been amended to prohibit the granting of additional stock options. As of December 28, 2008, the number of options granted and outstanding under the TISM Stock Option Plan was 1,425,322 shares of non-voting common stock. As of December 28, 2008, the maximum number of shares that may be granted under the 2004 Equity Incentive Plan is 15,600,000 shares of voting common stock of which 8,456,730 are outstanding related to stock option grants. Additionally, the Company granted 75,000 shares of restricted stock to an employee and officer of the Company during 2008 and will grant an additional 100,000 shares of restricted stock to the aforementioned employee and officer of the Company during 2009 and 2010 pursuant to the related employment agreements. These restricted stock grants are considered granted for SFAS 123R accounting purposes in the year the related employment agreement was signed and the related per share expense will be amortized on a straight-line basis over the period from the accounting grant date to the end of 2010. As of December 28, 2008, there are 6,730,146 shares of voting common stock that are authorized for grant under the 2004 Equity Incentive Plan but remain ungranted of which 100,000 shares are planned for the aforementioned restricted stock grants.

Options granted under the Equity Incentive Plans are generally granted at the market price at the date of the grant, expire ten years from the date of grant and vest within five years from the date of grant. Additionally, options become fully exercisable upon vesting.

In connection with the 2007 Recapitalization, the Company recorded non-cash compensation expense of $1.3 million. The Company recorded total non-cash compensation expense, including the aforementioned amount, of $5.2 million, $8.4 million and $9.1 million in 2006, 2007 and 2008, respectively, which reduced net income by $3.2 million, $5.2 million and $5.6 million in 2006, 2007 and 2008, respectively. All non-cash compensation expense amounts are recorded in general and administrative expense.

As part of the 2007 Recapitalization and pursuant to the anti-dilution provisions in the Company's Equity Incentive Plans, the Company made cash payments totaling approximately $50.6 million on certain stock options, reduced the exercise price on certain other stock options by an equivalent per share amount and, in certain circumstances, both reduced the stock option exercise price and made a cash payment totaling $13.50 per share. In accordance with the equity restructuring guidance in SFAS 123R, these anti-dilution payments were accounted for as modifications/settlements and were recorded as increases in total stockholders' deficit. Affected stock option exercise prices presented below have been adjusted to reflect these 2007 Recapitalization-related actions.

Activity related to the Equity Incentive Plans is summarized as follows:

	Common Stock Options			
	Outstanding	Weighted Average Exercise Price	Exercisable	Weighted Average Exercise Price
Options at January 1, 2006	6,126,173	$13.90	1,916,836	$ 6.67
Options granted	1,671,000	$23.01		
Options cancelled	(308,723)	$14.19		
Options exercised	(699,902)	$ 7.00		
Options at December 31, 2006	6,788,548	$16.84	2,256,353	$10.97
Options granted	2,061,000	$19.06		
Options cancelled	(512,367)	$13.24		
Options exercised	(542,663)	$ 8.61		
Options at December 30, 2007	7,794,518	$13.16	3,162,860	$13.62
Options granted	2,693,500	$11.76		
Options cancelled	(469,867)	$12.73		
Options exercised	(136,099)	$ 7.63		
Options at December 28, 2008	9,882,052	$12.87	4,179,221	$13.19

The total intrinsic value for options outstanding was approximately $75.8 million, $21.2 million and $1.3 million as of December 31, 2006, December 30, 2007 and December 28, 2008, respectively. The total intrinsic value for options exercisable was approximately $38.4 million, $9.3 million and $1.0 million as of December 31, 2006, December 30, 2007 and December 28, 2008, respectively. The total intrinsic value of options exercised was approximately $13.3 million, $7.6 million and $0.7 million in 2006, 2007 and 2008, respectively.

As of December 28, 2008, there was $27.1 million of total unrecognized compensation cost related to unvested options granted under the Equity Incentive Plans which will be recognized on a straight-line basis over the related vesting period. This unrecognized compensation cost is expected to be recognized over a weighted average period of 3.5 years. As of December 28, 2008, there was approximately $1.4 million of total unrecognized compensation cost related to restricted stock which will be recognized on a straight-line basis over 2009 and 2010.

Options outstanding and exercisable at December 28, 2008 are as follows:

	Options Outstanding		
Price Range	Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Life (Years)
$ 0.00 – $ 8.00	1,082,398	$ 3.83	4.3
$ 8.01 – $16.00	5,937,254	$11.08	7.3
$16.01 – $24.00	2,312,600	$18.80	8.2
$24.01 – $27.00	549,800	$25.18	6.1

	Options Exercisable		
Price Range	Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Life (Years)
$ 0.00 – $ 8.00	726,767	$ 3.60	3.5
$ 8.01 – $16.00	2,072,054	$10.72	5.0
$16.01 – $24.00	830,600	$19.81	7.6
$24.01 – $27.00	549,800	$25.18	6.1

Management estimated the fair value of each option grant made during 2006, 2007 and 2008 as of the date of the grant using the following weighted average assumptions and the Black-Scholes option pricing method as follows:

	2006	2007	2008
Risk-free interest rate	4.9%	4.9%	3.9%
Expected life (years)	6.0	6.0	6.0
Expected volatility	25.0%	25.0%	30.3%
Expected dividend yield	1.8%	0.0%	0.0%
Weighted average fair value per share	$6.62	$6.87	$4.35

Option valuation models require the input of highly subjective assumptions. Because changes in subjective input assumptions can significantly affect the fair value estimate, in management's opinion, existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

(9) CAPITAL STRUCTURE

As part of the 2007 Recapitalization, the Board of Directors approved an open market share repurchase program for up to $200.0 million of the Company's common stock, which has been and will continue to be funded by future free cash flow and borrowings available under the Variable Funding Notes. During 2007 and 2008, the Company repurchased 3,614,310 and 3,369,522 shares of common stock for approximately $54.4 million and $42.9 million, respectively. The Company's policy is to recognize the difference between the purchase price and par value of the common stock in additional paid-in capital. In instances where there is no additional paid-in capital, the difference is recognized in retained deficit.

As of December 28, 2008, authorized common stock consists of 160,000,000 voting shares and 10,000,000 non-voting shares. The share components of outstanding common stock at December 30, 2007 and December 28, 2008 are as follows:

	2007	2008
Voting	59,643,260	56,962,328
Non-Voting	21,827	21,827
Total Common Stock	59,665,087	56,984,155

(10) SEGMENT INFORMATION

The Company has three reportable segments as determined by management using the "management approach" as defined in SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information": (i) Domestic Stores, (ii) Domestic Supply Chain, and (iii) International. The Company's operations are organized by management on the combined bases of line of business and geography. The Domestic Stores segment includes operations with respect to all franchised and Company-owned stores throughout the contiguous United States. The Domestic Supply Chain segment primarily includes the distribution of food, equipment and supplies to the Domestic Stores segment from the Company's regional supply chain centers. The International segment primarily includes operations related to the Company's franchising business in foreign and non-contiguous United States markets, its supply chain center operations in Canada, Alaska and Hawaii and, for periods prior to the France and Netherlands Sale (Note 11), its Company-owned store and supply chain center operations in France and the Netherlands.

The accounting policies of the reportable segments are the same as those described in Note 1. The Company evaluates the performance of its segments and allocates resources to them based on earnings before interest, taxes, depreciation, amortization and other, referred to as Segment Income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

The tables below summarize the financial information concerning the Company's reportable segments for 2006, 2007 and 2008. Intersegment Revenues are comprised of sales of food, equipment and supplies from the Domestic Supply Chain segment to the Company-owned stores in the Domestic Stores segment. Intersegment sales prices are market based. The "Other" column as it relates to Segment Income and income from operations information below primarily includes corporate administrative costs. The "Other" column as it relates to capital expenditures primarily includes capitalized software, certain equipment and leasehold improvements and, in 2007, a corporate aircraft. Tabular amounts presented below are in thousands.

	Domestic Stores	Domestic Supply Chain	International	Intersegment Revenues	Other	Total
Revenues-						
2006	$551,147	$868,052	$123,390	$(105,270)	$ -	$1,437,319
2007	552,635	889,513	126,905	(106,183)	-	1,462,870
2008	511,561	870,675	142,447	(99,569)	-	1,425,114
Segment Income-						
2006	$156,202	$66,751	$50,338	N/A	$(24,288)	$249,003
2007	146,489	58,271	57,752	N/A	(23,186)	239,326
2008	123,299	54,803	64,375	N/A	(22,318)	220,159
Income from Operations-						
2006	$143,186	$57,290	$52,356	N/A	$(38,635)	$214,197
2007	128,609	49,682	57,216	N/A	(41,597)	193,910
2008	126,907	47,058	63,934	N/A	(42,869)	195,030
Capital Expenditures-						
2006	$7,799	$6,854	$311	N/A	$ 5,240	$20,204
2007	9,461	4,025	66	N/A	28,863	42,415
2008	7,644	4,844	109	N/A	6,814	19,411

The following table reconciles Total Segment Income to consolidated income before provision for income taxes:

	2006	2007	2008
Total Segment Income	$249,003	$239,326	$220,159
Depreciation and amortization	(32,266)	(31,176)	(28,377)
Gains on sale/disposal of assets	2,678	766	13,752
Non-cash compensation expense	(5,218)	(8,405)	(9,059)
Separation and related expenses	-	-	(1,445)
Recapitalization-related expenses	-	(1,601)	-
Reserve for California legal matters	-	(5,000)	-
Income from operations	214,197	193,910	195,030
Interest income	1,239	5,317	2,746
Interest expense	(55,011)	(130,374)	(114,906)
Other	-	(13,294)	-
Income before provision for income taxes	$160,425	$ 55,559	$ 82,870

The following table summarizes the Company's identifiable asset information as of December 30, 2007 and December 28, 2008:

	2007	2008
Domestic Stores	$ 76,589	$ 66,268
Domestic Supply Chain	107,281	109,217
Total domestic assets	183,870	175,485
International	19,047	15,322
Unallocated	270,247	272,987
Total consolidated assets	$473,164	$463,794

Unallocated assets primarily include cash and cash equivalents, restricted cash, advertising fund assets, investments in marketable securities, deferred financing costs, certain long-lived assets and deferred income taxes.

The following table summarizes the Company's goodwill balance as of December 30, 2007 and December 28, 2008:

	2007	2008
Domestic Stores	$19,705	$16,608
Domestic Supply Chain	1,067	1,067
Consolidated goodwill	$20,772	$17,675

(11) SALE OF COMPANY-OWNED OPERATIONS

During the second quarter of 2006, the Company signed a stock purchase agreement to sell its Company-owned operations in France and the Netherlands to its master franchisee for Australia and New Zealand (the France and Netherlands Sale). During the second quarter of 2006, the Company recorded a $2.9 million tax benefit as it was apparent that it would realize a benefit resulting from tax losses to be realized upon the sale of these operations. During the third quarter of 2006, the sale closed and the Company recognized a gain of approximately $2.8 million related to the sale, due primarily to the recognition of foreign currency translation adjustments. The gain was included in general and administrative expenses.

During the first quarter of 2008, the Company announced it had agreements in place to sell certain Company-owned stores in California and Georgia in a series of transactions primarily with current franchisees. The Company completed the sale of all 63 of these stores during 2008. Separately, during the fourth quarter of 2008, the Company sold all 17 of its Company-owned stores in Washington. Additionally, the Company sold one store each in Tennessee and Minnesota during 2008. In connection with the sale of these 82 stores, the Company recognized a pre-tax gain on the sale of the related assets of approximately $14.2 million. The gains were included in general and administrative expenses.

(12) PERIODIC FINANCIAL DATA (UNAUDITED; IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

The Company's convention with respect to reporting periodic financial data is such that each of the first three fiscal quarters consists of twelve weeks while the last fiscal quarter consists of sixteen weeks or seventeen weeks. The fourth quarter of 2007 and 2008 are both comprised of sixteen weeks.

	For the Fiscal Quarter Ended				For the Fiscal Year Ended
	March 25, 2007	June 17, 2007	September 9, 2007	December 30, 2007	December 30, 2007
Total revenues	$ 339,321	$ 340,289	$ 337,318	$ 445,942	$1,462,870
Operating margin	91,070	91,867	83,928	111,989	378,854
Income before provision for income taxes	13,545	2,243	18,247	21,524	55,559
Net income	8,398	2,317	10,991	16,176	37,882
Earnings per common share – basic	$ 0.13	$ 0.04	$ 0.18	$ 0.27	$ 0.61
Earnings per common share – diluted	$ 0.13	$ 0.04	$ 0.17	$ 0.26	$ 0.59
Common stock dividends declared per share	$ -	$ 13.50	$ -	$ -	$ 13.50

	For the Fiscal Quarter Ended				For the Fiscal Year Ended
	March 23, 2008	June 15, 2008	September 7, 2008	December 28, 2008	December 28, 2008
Total revenues	$ 339,012	$ 334,347	$ 323,588	$ 428,167	$1,425,114
Operating margin	88,035	87,759	78,720	108,747	363,261
Income before provision for income taxes	23,532	28,624	14,559	16,155	82,870
Net income	14,119	18,730	10,096	11,026	53,971
Earnings per common share – basic	$ 0.24	$ 0.32	$ 0.18	$ 0.19	$ 0.93
Earnings per common share – diluted	$ 0.23	$ 0.32	$ 0.17	$ 0.19	$ 0.93
Common stock dividends declared per share	$ -	$ -	$ -	$ -	$ -

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

(a) Evaluation of Disclosure Controls and Procedures.

The Company carried out an evaluation as of the end of the period covered by this report, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934, as amended (the Exchange Act). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in ensuring that all information required in the reports it files or submits under the Exchange Act was accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure and was recorded, processed, summarized and reported within the time period required by the rules and regulations of the Securities and Exchange Commission.

(b) Changes in Internal Control over Financial Reporting.

There have been no changes in internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

(c) Management's Annual Report on Internal Control over Financial Reporting.

The management of Domino's Pizza, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) promulgated under the Exchange Act, as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 28, 2008 based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that its internal control over financial reporting was effective as of December 28, 2008.

The effectiveness of the Company's internal control over financial reporting as of December 28, 2008, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Item 9B. Other Information.

None.

Part III

Item 10. Directors and Executive Officers of the Registrants.

The following table sets forth information about our executive officers and directors.

Name	Age	Position
David A. Brandon	56	Chairman of the Board of Directors and Chief Executive Officer
Wendy A. Beck	44	Chief Financial Officer, Executive Vice President of Finance
J. Patrick Doyle	45	President, Domino's U.S.A.
Scott R. Hinshaw	46	Executive Vice President, Franchise Operations and Development
Michael T. Lawton	50	Executive Vice President of International
Lynn M. Liddle	52	Executive Vice President of Communications and Investor Relations
Christopher K. McGlothlin	44	Executive Vice President and Chief Information Officer
L. David Mounts	45	Executive Vice President, Supply Chain Services
Kenneth B. Rollin	42	Executive Vice President, General Counsel
Asi M. Sheikh	44	Executive Vice President, Team U.S.A.
James G. Stansik	53	Executive Vice President of Franchise Relations
Russell J. Weiner	40	Chief Marketing Officer, Executive Vice President of Build the Brand
Patricia A. Wilmot	60	Executive Vice President of PeopleFirst
Andrew B. Balson	42	Director
Diana F. Cantor	51	Director
Vernon "Bud" O. Hamilton	66	Director
Dennis F. Hightower	67	Director
Mark E. Nunnelly	50	Director
Robert M. Rosenberg	71	Director

David A. Brandon has served as our Chairman of the Board of Directors and Chief Executive Officer since March 1999. Mr. Brandon has also served as Chairman, Chief Executive Officer and as a Manager of Domino's Pizza LLC since March 1999. Mr. Brandon was President and Chief Executive Officer of Valassis, Inc., a company in the sales promotion and coupon industries, from 1989 to 1998 and Chairman of the board of directors of Valassis, Inc. from 1997 to 1998. Mr. Brandon serves on the Boards of Directors of The TJX Companies, Inc., Burger King Corporation and Kaydon Corporation.

Wendy A. Beck has served as our Chief Financial Officer and Executive Vice President of Finance since April 2008. Ms. Beck served as Chief Financial Officer, and prior to that, Chief Accounting Officer of Whataburger Restaurants from 2001 to 2008. From 1993 to 2001, Ms. Beck held various finance positions at Checkers Drive-In Restaurants where she last served as Chief Financial Officer. Ms. Beck serves on the Board of Directors of the Women's FoodService Forum.

J. Patrick Doyle has served as President, Domino's U.S.A. since September 2007. Mr. Doyle served as our Executive Vice President, Team U.S.A. from 2004 to 2007, Executive Vice President of International from May 1999 to October 2004 and as interim Executive Vice President of Build the Brand from December 2000 to July 2001. Mr. Doyle served as Senior Vice President of Marketing from the time he joined Domino's in 1997 until May 1999. Mr. Doyle serves on the Board of Directors of G&K Services, Inc.

Scott R. Hinshaw has served as our Executive Vice President, Franchise Operations and Development since January 2008. Mr. Hinshaw served as Executive Vice President, Team U.S.A. from September 2007 to January 2008. Mr. Hinshaw also served as a Vice President within Team U.S.A. from 1994 through September 2007. Mr. Hinshaw joined Domino's in 1986.

Michael T. Lawton has served as our Executive Vice President of International since October 2004. Mr. Lawton served as Senior Vice President Finance and Administration of International from June 1999 to October 2004.

Lynn M. Liddle has served as Executive Vice President of Communications and Investor Relations since November 2002. Ms. Liddle served as Vice President, Investor Relations and Communications Center, for Valassis, Inc. from 1992 to November 2002.

Christopher K. McGlothlin has served as Executive Vice President and Chief Information Officer since February 2006. Mr. McGlothlin served in various roles for YUM! Brands, Inc. since 1995, most recently as VP, Restaurant Technology.

L. David Mounts has served as our Executive Vice President, Supply Chain Services since October 2007. Mr. Mounts served as our Chief Financial Officer, Executive Vice President of Finance from November 2005 to September 2007. From 2004 to 2005 Mr. Mounts was Corporate Controller of U.S. Operations for UPS, from 2002 to 2004, he served as Chief Financial Officer for UPS Supply Chain Solutions Group and from 1999 to 2002 he was Vice President, Mergers and Acquisitions for UPS.

Kenneth B. Rollin has served as Executive Vice President, General Counsel since January 2008. From June 2000 through 2007, Mr. Rollin was employed by AutoNation, Inc. where he last served as Vice President and Deputy General Counsel. From 1996 to June 2000, Mr. Rollin was employed by Walgreen Co. where he last served as a Senior Attorney in charge of litigation. Prior to 1996, Mr. Rollin was in private practice.

Asi M. Sheikh has served as Executive Vice President, Team U.S.A. since January 2008. Mr. Sheikh has held numerous positions with Domino's since joining the Company in 1994, most recently as Director-Corporate Operations for the New York and New Jersey areas since October 1996.

James G. Stansik has served our Executive Vice President of Franchise Relations since January 2008. Mr. Stansik served as our Executive Vice President of Franchise Development from July 2006 through January 2008. Mr. Stansik served as our Executive Vice President of Flawless Execution – Franchise Operations from December 2003 to July 2006. Mr. Stansik served as Special Assistant to the Chief Executive Officer from August 1999 through December 2003 and also served as interim Executive Vice President of Flawless Execution – Corporate Operations of Domino's from July 2000 through January 2001. Mr. Stansik joined Domino's in 1985.

Russell J. Weiner has served as our Executive Vice President of Build the Brand and Chief Marketing Officer, since September 2008. Mr. Weiner held various marketing positions at Pepsi from 1998 to 2008, most recently serving as Vice President of Marketing, Colas for Pepsi-Cola North America.

Patricia A. Wilmot has served as our Executive Vice President of PeopleFirst since July 2000. Ms. Wilmot was a human resources consultant from May 1999 to June 2000. Ms. Wilmot served as Vice President, Human Resources for Brach & Brock Confections from January 1998 to May 1999.

Andrew B. Balson has served on our Board of Directors since March 1999. Mr. Balson also serves on the Nominating and Corporate Governance Committee of the Board of Directors. Mr. Balson has been a Managing Director of Bain Capital, a global investment company, since January 2001. Mr. Balson became a Principal of Bain Capital in June 1998. Mr. Balson serves on the Boards of Directors of Burger King Corporation, OSIRestaurant Partners, Inc. and Dunkin' Brands, Inc. as well as a number of other private companies.

Diana F. Cantor has served on our Board of Directors since October 2005. Ms. Cantor also serves on the Nominating and Corporate Governance Committee and the Audit Committee of the Board of Directors. Ms. Cantor has been a Managing Director with the New York Private Bank and Trust since January 2008. Ms. Cantor served as Executive Director of the Virginia College Savings Plan, the state's 529 college savings program, from 1996 to January 2008. She served on the board of the College Savings Plans Network from 1997 through 2007 and was its chair from 2001 to 2004. Ms. Cantor served seven years as Vice President of Richmond Resources, Ltd. from 1990 through 1996, and as Vice President of Goldman, Sachs & Co. from 1985 to 1990. Ms. Cantor is also a member of the Board of Directors of Media General, Inc.

Vernon "Bud" O. Hamilton has served on our Board of Directors since May 2005 and serves as the Chairman of the Nominating and Corporate Governance Committee of the Board of Directors. Mr. Hamilton served in various executive positions for Procter & Gamble from 1966 through 2003. Mr. Hamilton most recently served as Vice President, Innovation-Research & Development-Global from 2002 through 2003 and served as President of Eurocos, a wholly-owned subsidiary of Procter & Gamble, from 1994 to 1995, Vice President of Procter & Gamble Customer Marketing-North America from 1996 through 1998 and Vice President of Procter & Gamble Customer Business Development-North America from 1999 to 2001.

Dennis F. Hightower has served on our Board of Directors since February 2003, serves as the Chairman of the Audit Committee of our Board of Directors, and serves on the Compensation Committee of our Board of Directors. Mr. Hightower served as Chief Executive Officer of Europe Online Networks, S.A., a broadband interactive entertainment provider, from May 2000 to March 2001. He was Professor of Management at Harvard Business School from July 1997 to May 2000, and a senior lecturer from July 1996 to June 1997. He was previously employed by The Walt Disney Company, serving as President of Walt Disney Television & Telecommunications, President of Disney Consumer Products (Europe, Middle East and Africa) and related service in executive positions in Europe. He serves on the Board of Directors of Accenture, Ltd.

Mark E. Nunnelly has served on our Board of Directors since December 1998. Mr. Nunnelly also serves on the Compensation Committee of the Board of Directors. Mr. Nunnelly is a Managing Director of Bain Capital, a global investment company. Mr. Nunnelly serves on the Boards of Directors of Dunkin' Brands, Inc., Warner Music and OSIRestaurant Partners, Inc., as well as a number of private companies and not-for-profit corporations.

Robert M. Rosenberg has served on our Board of Directors since April 1999 and serves as the Chairman of the Compensation Committee and also serves on the Audit Committee of the Board of Directors. Mr. Rosenberg served as President and Chief Executive Officer of Allied Domecq Retailing, USA from 1993 to August 1999 when he retired. Allied Domecq Retailing, USA was comprised of Dunkin' Donuts, Baskin-Robbins and Togo's Eateries. Mr. Rosenberg also serves on the Board of Directors of Sonic Corp.

The remaining information required by this item is incorporated by reference from Domino's Pizza, Inc.'s definitive proxy statement, which will be filed within 120 days of December 28, 2008.

Item 11. Executive Compensation.

Information regarding executive compensation is incorporated by reference from Domino's Pizza, Inc.'s definitive proxy statement, which will be filed within 120 days of December 28, 2008. However, no information set forth in the proxy statement regarding the Audit Committee Report shall be deemed incorporated by reference into this Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information regarding security ownership of certain beneficial owners and management and related stockholders matters is incorporated by reference from Domino's Pizza, Inc.'s definitive proxy statement, which will be filed within 120 days of December 28, 2008.

Item 13. Certain Relationships and Related Transactions.

Information regarding certain relationships and related transactions is incorporated by reference from Domino's Pizza, Inc.'s definitive proxy statement, which will be filed within 120 days of December 28, 2008.

Item 14. Principal Accountant Fees and Services.

Information regarding principal accountant fees and services is incorporated by reference from Domino's Pizza, Inc.'s definitive proxy statement, which will be filed within 120 days of December 28, 2008.

Part IV

Item 15. Exhibits and Financial Statement Schedules.

(a)1. Financial Statements: The following financial statements for Domino's Pizza, Inc. and subsidiaries are included in Item 8, "Financial Statements and Supplementary Data":

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 30, 2007 and December 28, 2008
Consolidated Statements of Income for the Years Ended December 31, 2006, December 30, 2007 and December 28, 2008
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2006, December 30, 2007 and December 28, 2008
Consolidated Statements of Stockholders' Deficit for the Years Ended December 31, 2006, December 30, 2007 and December 28, 2008
Consolidated Statements of Cash Flows for the Years Ended December 31, 2006, December 30, 2007 and December 28, 2008
Notes to Consolidated Financial Statements

2. Financial Statement Schedules: The following financial statement schedules are attached to this report.

Schedule I – Condensed Financial Information of the Registrant
Schedule II – Valuation and Qualifying Accounts

All other schedules are omitted because they are not applicable, not required, or the information is included in the financial statements or the notes thereto.

3. Exhibits: Certain of the following Exhibits have been previously filed with the Securities and Exchange Commission pursuant to the requirements of the Securities Act of 1933 and the Securities Exchange Act of 1934. Such exhibits are identified by the parenthetical references following the listing of each such exhibit and are incorporated herein by reference.

Exhibit Number	Description
3.1	Form of Second Restated Certificate of Incorporation of Domino's Pizza, Inc. (Incorporated by reference to Exhibit 3.1 to the Domino's Pizza, Inc. registration statement on Form S-1 filed with the Securities and Exchange Commission on April 13, 2004 (Reg. No. 333-114442), (the "S-1")).
3.2	Form of Amended and Restated By-Laws of Domino's Pizza, Inc. (Incorporated by reference to Exhibit 3.2 to the S-1).
10.1	Lease Agreement dated as of December 21, 1998 by and between Domino's Farms Office Park Limited Partnership and Domino's, Inc. (Incorporated by reference to Exhibit 10.3 to the 1999 S-4).
10.2	Amendment, dated February 7, 2000, to Lease Agreement dated December 21, 1998 by and between Domino's Farms Office Park Limited Partnership and Domino's Pizza, Inc. (Incorporated by reference to Exhibit 10.32 of the Domino's, Inc. annual report on Form 10-K for the year ended December 31, 2000 (Reg. No. 333-74797)).
10.3	First Amendment to a Lease Agreement between Domino's Farms Office Park, L.L.C. and Domino's Pizza LLC, dated as of August 8, 2002, by and between Domino's Farms Office Park L.L.C. and Domino's Pizza, LLC (Incorporated by reference to Exhibit 10.5 to the Domino's, Inc. annual report on Form 10-K for the year ended December 29, 2002 (Reg. No. 333-74797), (the "2002 10-K")).
10.4	Second Amendment to a Lease Agreement between Domino's Farms Office Park, L.L.C. and Domino's Pizza LLC, dated as of May 5, 2004 (Incorporated by reference to Exhibit 10.34 to the S-1).
10.5	Form of Amended and Restated Stockholders Agreement by and among Domino's Pizza, Inc., Domino's, Inc., Bain Capital Fund VI, L.P., Bain Capital VI Coinvestment Fund, L.P., BCIP, PEP Investments PTY Ltd., Sankaty High Yield Asset Partners, L.P., Brookside Capital Partners Fund, L.P., RGIP, LLC, DP Investors I, LLC, DP Investors II, LLC, J.P. Morgan Capital Corporation, Sixty Wall Street Fund, L.P., DP Transitory Corporation, Thomas S. Monaghan, individually and in his capacity as trustee, and Marjorie Monaghan, individually and in her capacity as trustee, Harry J. Silverman, Michael D. Soignet and David A. Brandon (Incorporated by reference to Exhibit 10.27 to the S-1).
10.6	Form of Amended and Restated Franchisee Stockholders Agreement by and among Domino's Pizza, Inc., Bain Capital Fund VI, L.P., Bain Capital VI Coinvestment Fund, L.P., BCIP, PEP Investments PTY, Ltd., Sankaty High Yield Asset Partners, L.P., Brookside Capital Partners Fund, L.P. and certain franchisee stockholders of Domino's Pizza, Inc. (Incorporated by reference to Exhibit 10.28 to the S-1).
10.7	Form of Amended and Restated Employee Stockholders Agreement by and among Domino's Pizza, Inc., Bain Capital Fund VI, L.P., Bain Capital VI Coinvestment Fund, L.P., BCIP, PEP Investments PTY, Ltd., Sankaty High Yield Asset Partners, L.P., Brookside Capital Partners Fund, L.P. and the employee stockholders identified therein (Incorporated by reference to Exhibit 10.29 to the S-1).
10.8*	Domino's Pizza, Inc. Amended and Restated Deferred Compensation Plan adopted effective January 1, 2005 (Incorporated by reference to Exhibit 10.9 to the registrants' annual report on Form 10-K for the year ended January 1, 2006, (the "2005 10-K")).
10.9*	First Amendment to the Domino's Pizza Deferred Compensation Plan effective January 1, 2007 (Incorporated by reference to Exhibit 10.9 to the registrants' annual report on Form 10-K for the year ended December 31, 2006, (the "2006 10-K")).
10.10*	TISM, Inc. Fourth Amended and Restated Stock Option Plan ("TISM Option Plan") (Incorporated by reference to Exhibit 10.6 to the Domino's Inc. June 26, 2003 8-K).

10.11* Form of Domino's Pizza, Inc. 2004 Equity Incentive Plan (Incorporated by reference to Exhibit 10.30 to the S-1).

10.12* Amended Domino's Pizza, Inc. 2004 Equity Incentive Plan (Incorporated by reference to Exhibit 10.1 to the registrants' quarterly report on Form 10-Q for the fiscal quarter ended June 18, 2006 (the "June 2006 10-Q")).

10.13* Domino's Pizza Senior Executive Annual Incentive Plan (Incorporated by reference to Exhibit 10.2 to the June 2006 10-Q).

10.14* Form of Domino's Pizza, Inc. 2004 Employee Stock Payroll Deduction Plan (Incorporated by reference to Exhibit 10.31 to the S-1).

10.15 * Form of Domino's Pizza, Inc. Dividend Reinvestment & Direct Stock Purchase and Sale Plan (Incorporated by reference to Exhibit 10.32 to the S-1).

10.16* Amended and Restated Employment agreement dated as of February 14, 2007 between Domino's Pizza LLC and J. Patrick Doyle (Incorporated by reference to Exhibit 10.19 to the 2006 10-K).

10.17* First Amendment to the Amended and Restated Employment agreement between Domino's Pizza LLC and J. Patrick Doyle effective February 25, 2008 (Incorporated by reference to Exhibit 10.18 to the registrants' annual report on Form 10-K for the year ended December 30, 2007, (the "2007 10-K")).

10.18* Amendment to the Amended and Restated Employment agreement dated as of February 14, 2007 between Domino's Pizza LLC and J. Patrick Doyle (Incorporated by reference to Exhibit 10.3 to the December 23, 2008 8-K).

10.19* Amended and Restated Employment Agreement dated as of February 14, 2007 between Domino's Pizza LLC and James G. Stansik (Incorporated by reference to Exhibit 10.20 to the 2006 10-K).

10.20* First Amendment to the Amended and Restated Employment agreement between Domino's Pizza LLC and James G. Stansik effective February 25, 2008 (Incorporated by reference to Exhibit 10.20 to the 2007 10-K).

10.21* Amendment to the Amended and Restated Employment agreement dated as of February 14, 2007 between Domino's Pizza LLC and James G. Stansik (Incorporated by reference to Exhibit 10.2 to the December 23, 2008 8-K).

10.22* Amended and Restated Employment Agreement dated as of February 14, 2007 between Domino's Pizza LLC and L. David Mounts (Incorporated by reference to Exhibit 10.21 to the 2006 10-K).

10.23* First Amendment to the Amended and Restated Employment agreement between Domino's Pizza LLC and L. David Mounts effective February 25, 2008 (Incorporated by reference to Exhibit 10.22 to the 2007 10-K).

10.24* Amendment to the Amended and Restated Employment agreement dated as of February 14, 2007 between Domino's Pizza LLC and L. David Mounts (Incorporated by reference to Exhibit 10.6 to the December 23, 2008 8-K).

10.25* Amended and Restated Employment Agreement dated as of February 14, 2007 between Domino's Pizza LLC and Ken C. Calwell (Incorporated by reference to Exhibit 10.22 to the 2006 10-K).

10.26* Amended and Restated Employment Agreement dated as of December 3, 2007 between David A. Brandon and Domino's Pizza, Inc., Domino's, Inc. and Domino's Pizza LLC (Incorporated by reference to Exhibit 10.01 to the December 3, 2007 8-K).

10.27* Amended and Restated Time Sharing Agreement dated as of February 25, 2008 between Domino's Pizza LLC and David A. Brandon (Incorporated by reference to Exhibit 10.25 to the 2007 10-K).

10.28* First Amendment to the Amended and Restated Employment agreement between David A. Brandon and Domino's Pizza, Inc., Domino's, Inc. and Domino's Pizza LLC (Incorporated by reference to Exhibit 10.1 to the December 23, 2008 8-K).

10.29* Form of Amended and Restated Stock Option Agreement of David A. Brandon under the TISM Option Plan (Incorporated by reference to Exhibit 10.23 to the 2004 10-K).

10.30	Form of Indemnification Agreement (Incorporated by reference to Exhibit 10.33 to the S-1).
10.31	TISM, Inc. Class A-3 Stock Option Agreement with Dennis F. Hightower, dated as of February 25, 2003 (Incorporated by reference to Exhibit 10.1 to the Domino's, Inc. quarterly report on Form 10-Q for the fiscal quarter ended March 23, 2003).
10.32	Base Indenture dated April 16, 2007 among Domino's Pizza Master Issuer LLC, Domino's SPV Canadian Holding Company Inc., Domino's Pizza Distribution LLC and Domino's IP Holder LLC, each as Co-Issuer , and Citibank, N.A., as Trustee and Securities Intermediary (Incorporated by reference to Exhibit 10.1 to the Domino's Pizza, Inc. quarterly report on Form 10-Q for the fiscal quarter ended March 25, 2007 (the "March 2007 10-Q")).
10.33	Supplemental Indenture dated April 16, 2007 among Domino's Pizza Master Issuer LLC, Domino's SPV Canadian Holding Company Inc., Domino's Pizza Distribution LLC and Domino's IP Holder LLC, each as a Co-Issuer of the 5.261% Fixed Rate Series 2007-1 Senior Notes, Class A-2, the 7.629% Fixed Rate Series 2007-1 Subordinated Notes, Class M-1 and the Series 2007-1 Variable Funding Senior Notes, Class A-1, and Citibank, N.A., as Trustee and Series 2007-1 Securities Intermediary (Incorporated by reference to Exhibit 10.2 to the March 2007 10-Q).
10.34	Class A-1 Note Purchase Agreement dated April 16, 2007 among Domino's Pizza Master Issuer LLC, Domino's SPV Canadian Holding Company Inc., Domino's Pizza Distribution LLC and Domino's IP Holder LLC, each as a Co-Issuer, Domino's Pizza LLC, as Master Servicer, certain conduit investors, financial institutions and funding agents, JPMorgan Chase Bank, National Association, as provider of letters of credit, and Lehman Commercial Paper Inc., as swingline lender and as Administrative Agent (Incorporated by reference to Exhibit 10.3 to March 2007 10-Q).
10.35	Guarantee and Collateral Agreement dated April 16, 2007 among Domino's SPV Guarantor LLC, Domino's Pizza Franchising LLC, Domino's Pizza International Franchising Inc. and Domino's Pizza Canadian Distribution ULC, each as a Guarantor, in favor of Citibank, N.A., as Trustee (Incorporated by reference to Exhibit 10.4 to the March 2007 10-Q).
10.36	Master Servicing Agreement dated as of April 16, 2007 among Domino's Pizza Master Issuer LLC, certain subsidiaries of Domino's Pizza Master Issuer LLC party thereto, Domino's Pizza LLC, as Master Servicer, Domino's Pizza N.S. Co., as a Servicer, and Citibank, N.A. as Trustee (Incorporated by reference to Exhibit 10.5 to the March 2007 10-Q).
10.37	Insurance and Indemnity Agreement dated as of April 16, 2007 among MBIA Insurance Corporation and Ambac Assurance Corporation, as Insurers, Domino's Pizza Master Issuer LLC, Domino's SPV Canadian Holding Company Inc., Domino's Pizza Distribution LLC and Domino's IP Holder LLC, each as a Co-Issuer, Domino's Pizza, Inc., Domino's SPV Guarantor LLC and Domino's Pizza International LLC, Domino's Pizza LLC, as Master Servicer and Citibank, N.A., as Trustee (Incorporated by reference to Exhibit 10.6 to the March 2007 10-Q).
10.38	Board of Directors Compensation.
10.39*	Amended Domino's Pizza, Inc. 2004 Equity Incentive Plan (Incorporated by reference to Exhibit 10.1 to the Domino's Pizza, Inc. quarterly report on Form 10-Q for the fiscal quarter ended June 15, 2008).
10.40*	Employment Agreement dated as of April 28, 2008 between Domino's Pizza LLC and Wendy A. Beck (Incorporated by reference to Exhibit 1.01 to the registrants' Current Report on Form 8-K filed on April 30, 2008).
10.41*	Amendment to the Employment agreement dated as of April 28, 2008 between Domino's Pizza LLC and Wendy A. Beck (Incorporated by reference to Exhibit 10.5 to the December 23, 2008 8-K).
10.42*	Employment Agreement dated as of September 2, 2008 between Domino's Pizza LLC and Russell J. Weiner (Incorporated by reference to Exhibit 1.01 to the registrants' Current Report on Form 8-K filed on September 4, 2008).
10.43*	Amendment to the Employment agreement dated as of September 2, 2008 between Domino's Pizza LLC and Russell J. Weiner (Incorporated by reference to Exhibit 10.4 to the December 23, 2008 8-K).
10.44*	Employment Agreement dated as of February 14, 2007 between Domino's Pizza LLC and Michael T. Lawton.

10.45*	Amendment to the Employment agreement dated as of February 14, 2007 between Domino's Pizza LLC and Michael T. Lawton.
10.46	Agreement dated January 6, 2009 between Domino's Pizza, Inc., Blue Harbour Strategic Value Partners Master Fund, LP and Blue Harbour Institutional Partners Master Fund, L.P. (Incorporated by reference to Exhibit 10.1 to the registrants' Current Report on Form 8-K filed on January 9, 2009).
12.1	Ratio of Earnings to Fixed Charges.
21.1	Subsidiaries of Domino's Pizza, Inc.
23.1	Consent of PricewaterhouseCoopers LLP.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, relating to Domino's Pizza, Inc.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, relating to Domino's Pizza, Inc.
32.1	Certification of Chief Executive Officer pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, relating to Domino's Pizza, Inc.
32.2	Certification of Chief Financial Officer pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, relating to Domino's Pizza, Inc.

* - A management contract or compensatory plan or arrangement required to be filed as an exhibit to this report pursuant to Item 15(b) of Form 10-K.

SUPPLEMENTAL INFORMATION TO BE FURNISHED WITH REPORTS FILED PURSUANT TO SECTION 15(d) OF THE ACT BY REGISTRANTS WHICH HAVE NOT REGISTERED SECURITIES PURSUANT TO SECTION 12 OF THE ACT.

The Company expects to furnish to security holders an annual report and proxy materials subsequent to the filing of this annual report on Form 10-K.

SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

DOMINO'S PIZZA, INC.

PARENT COMPANY CONDENSED BALANCE SHEETS
(In thousands, except share and per share amounts)

ASSETS	December 30, 2007	December 28, 2008
ASSETS:		
Cash and cash equivalents	$ -	$ 3,700
Total assets	$ -	$ 3,700

LIABILITIES AND STOCKHOLDERS' DEFICIT	December 30, 2007	December 28, 2008
LIABILITIES:		
Equity in net deficit of subsidiaries	$1,450,139	$1,424,623
Due to subsidiary	-	3,700
Total liabilities	1,450,139	1,428,323
STOCKHOLDERS' DEFICIT:		
Common stock, par value $0.01 per share; 170,000,000 shares authorized; 59,665,087 in 2007 and 56,984,155 in 2008 issued and outstanding	597	570
Preferred stock, par value $0.01 per share; 5,000,000 shares authorized, none issued	-	-
Additional paid-in capital	-	1,853
Retained deficit	(1,444,938)	(1,421,705)
Accumulated other comprehensive loss	(5,798)	(5,341)
Total stockholders' deficit	(1,450,139)	(1,424,623)
Total liabilities and stockholders' deficit	$ -	$ 3,700

See accompanying notes to the Schedule I.

DOMINO'S PIZZA, INC.

PARENT COMPANY CONDENSED STATEMENTS OF INCOME
(In thousands, except per share amounts)

	For the Years Ended		
	December 31, 2006	December 30, 2007	December 28, 2008
REVENUES	$ -	$ -	$ -
Total revenues	-	-	-
OPERATING EXPENSES	-	-	-
Total operating expenses	-	-	-
INCOME FROM OPERATIONS	-	-	-
Equity earnings in subsidiaries	106,227	37,882	53,971
INCOME BEFORE PROVISION FOR INCOME TAXES	106,227	37,882	53,971
PROVISION FOR INCOME TAXES	-	-	-
NET INCOME	$106,227	$37,882	$53,971
EARNINGS PER SHARE:			
Common Stock – basic	$ 1.68	$ 0.61	$ 0.93
Common Stock – diluted	$ 1.65	$ 0.59	$ 0.93

See accompanying notes to the Schedule I.

DOMINO'S PIZZA, INC.

PARENT COMPANY CONDENSED STATEMENTS OF CASH FLOWS
(In thousands)

	For the Years Ended		
	December 31, 2006	December 30, 2007	December 28, 2008
CASH FLOWS FROM OPERATING ACTIVITIES	$106,227	$ 37,882	$ 57,671
Net cash provided by operating activities	106,227	37,882	57,671
CASH FLOWS FROM INVESTING ACTIVITIES:			
Dividends from subsidiaries	59,071	852,619	-
Investments in subsidiaries	-	-	(15,759)
Net cash provided by (used in) investing activities	59,071	852,619	(15,759)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Common stock dividends	(29,841)	(846,346)	-
Purchase of common stock	(145,000)	(54,548)	(42,976)
Other	9,543	10,393	4,764
Net cash used in financing activities	(165,298)	(890,501)	(38,212)
CHANGE IN CASH AND CASH EQUIVALENTS	-	-	3,700
CASH AND CASH EQUIVALENTS, AT BEGINNING OF PERIOD	-	-	-
CASH AND CASH EQUIVALENTS, AT END OF PERIOD	$ -	$ -	$ 3,700

See accompanying notes to the Schedule I.

NOTES TO PARENT COMPANY FINANCIAL STATEMENTS

(1) INTRODUCTION AND BASIS OF PRESENTATION

Domino's Pizza, Inc., on a stand alone basis, (the Parent Company) has accounted for majority-owned subsidiaries using the equity basis of accounting. The accompanying condensed financial statements of the Parent Company should be read in conjunction with the consolidated financial statements of Domino's Pizza, Inc. and its subsidiaries (the Company) and the notes thereto included in Item 8 of this Form 10-K. These financial statements have been provided to comply with Rule 4-08(e) of Regulation S-X.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of three months or less at the date of purchase. These investments are carried at cost, which approximates fair value.

Use of Estimates

The use of estimates is inherent in the preparation of financial statements in accordance with generally accepted accounting principles. Actual results could differ from those estimates.

(2) SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

During 2007, the Parent Company received dividends from its subsidiaries primarily consisting of amounts received to pay a $13.50 per share special cash dividend in connection with the Company's 2007 recapitalization transaction. See Note 2 to the Company's consolidated financial statements as filed in this Form 10-K for a description of the 2007 recapitalization transaction.

Non-cash activities of $5.2 million, $32.6 million and $9.8 million were recorded in 2006, 2007 and 2008, respectively. These amounts primarily relate to stock-based compensation plans and amounts recorded in other comprehensive income related to the Company's subsidiaries. Non-cash activities in 2007 also include payment by a subsidiary of approximately $50.6 million pursuant to the anti-dilution provisions in the Company's equity incentive plans which was recorded as an increase in total stockholders' deficit (see Note 8 to the Company's consolidated financial statements as filed in this Form 10-K for further information).

SCHEDULE II – VALUATION and QUALIFYING ACCOUNTS

Domino's Pizza, Inc. and Subsidiaries

(in thousands)	Balance Beginning of Year	Provision (Benefit)	Additions/ Deductions from Reserves *	Translation Adjustments	Balance End of Year
Allowance for doubtful accounts receivable:					
2008	$3,698	$ 7,339	$ (81)	$ (7)	$10,949
2007	1,692	2,128	(127)	5	3,698
2006	3,584	52	(2,038)	94	1,692
Allowance for doubtful notes receivable:					
2008	$1,416	$ 375	$ -	$ -	$1,791
2007	1,178	230	8	-	1,416
2006	2,042	(780)	(90)	6	1,178

* Consists primarily of write-offs, recoveries of bad debt and certain reclassifications.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrants have duly caused this annual report to be signed on their behalf by the undersigned, thereunto duly authorized.

DOMINO'S PIZZA, INC.

/s/ Wendy A. Beck
Wendy A. Beck
Chief Financial Officer

February 24, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrants and in the capacities and on the dates indicated.

/s/ David A. Brandon David A. Brandon February 24, 2009	Chairman, Chief Executive Officer and Director (Principal Executive Officer)
/s/ Wendy A. Beck Wendy A. Beck February 24, 2009	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ Andrew B. Balson Andrew B. Balson February 24, 2009	Director
/s/ Diana F. Cantor Diana F. Cantor February 24, 2009	Director
/s/ Vernon O. Hamilton Vernon O. Hamilton February 24, 2009	Director
/s/ Dennis F. Hightower Dennis F. Hightower February 24, 2009	Director
/s/ Mark E. Nunnelly Mark E. Nunnelly February 24, 2009	Director
/s/ Robert M. Rosenberg Robert M. Rosenberg February 24, 2009	Director

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Annual Report Credits

Produced by Domino's Pizza Communications, Legal and Finance Teams.

Lynn M. Liddle, Executive Vice President, Communications and Investor Relations

Jenny R. Fouracre, Investor Relations

Melissa Bottke, Investor Relations

Lynnda M. Heppler, Director, Graphic Design

Debbie Barlow, Sr. Graphic Designer

Domino's Pizza is committed to an open and fair information policy to its shareholders as well as other stakeholders. Contact Domino's Pizza Investor Relations Department for inquiries.


BEVERAGES
Domino's Pizza
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Kickers
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Shareholder Information

Investor Information
Current and prospective investors can have an annual report sent to them by going to our Web site, **www.dominosbiz.com**. From the home page, click on "Investors," then "Request Info," and fill out the form. You can also request a report via email to **investorrelations@dominos.com**.

Stock Trading Information
Domino's Pizza common stock trades on the New York Stock Exchange under the ticker symbol DPZ.

Independent Registered Public Accountant
PricewaterhouseCoopers LLP
PricewaterhouseCoopers Plaza
1900 St. Antoine Street
Detroit, MI 48226-2263
(313) 394-6000

Annual Meeting
The 2009 Annual Meeting of Domino's Pizza Shareholders will be held at 10 a.m. Eastern, Tuesday, April 28, 2009, Domino's Pizza World Resource Center, 30 Frank Lloyd Wright Drive, Ann Arbor, MI 48106.

Transfer Agent and Registrar
Mellon Investor Services LLC maintains our shareholder records.

For assistance on matters such as lost stock certificates, name changes or transfer of ownership, please contact:

Mellon Investor Services LLC
Stock Transfer
480 Washington Blvd.
Jersey City, NJ 07310
Toll Free: (877) 272-9616

CEO and CFO Certification
David A. Brandon, Chairman and Chief Executive Officer, and Wendy A. Beck, Executive Vice President and Chief Financial Officer, have issued certificates required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and applicable Securities and Exchange Commission regulations with respect to the Company's Annual Report on Form 10-K for the year ended December 28, 2008 (the "2008 10-K".) The full text of the certifications are set forth in Exhibits 31 and 32 in the 2008 10-K.

In addition, Mr. Brandon submitted his annual certificate to the New York Stock Exchange (the "NYSE") on May 13, 2008, stating that he was not aware of any violations by the Company of the NYSE's corporate governance listing standards, as required by Section 303A.12(a) of the NYSE Listed Company manual.







DOMINO'S PIZZA
P.O. Box 997
30 Frank Lloyd Wright Drive
Ann Arbor, MI 48106-0997
(734) 930-3030
www.dominos.com

ANNUAL-08 (03/09)